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Exhibit 99.1

Dear Shareholders:

        I am writing to you today about the proposed merger of msystems Ltd. with a wholly owned subsidiary of SanDisk Corporation. In the merger, you will be entitled to receive 0.76368 of a share of SanDisk common stock for each ordinary share of msystems you own as of the effective time of the merger. SanDisk common stock is traded on the NASDAQ Global Market under the trading symbol "SNDK." On October 3, 2006, the closing prices of SanDisk common stock and msystems ordinary shares on the NASDAQ Global Market were $53.31 and $39.83, respectively. Based on the number of msystems ordinary shares and SanDisk common stock outstanding on October 3, 2006, shareholders of msystems will own approximately 13.0% of the outstanding SanDisk common stock upon completion of the merger.

        msystems is holding a special general meeting of shareholders in order to obtain the shareholder approval necessary to complete the merger, as more fully described in the attached document. At the msystems special general meeting, msystems shareholders will be asked to vote on the merger and the other matters described in the attached document. The merger cannot be completed unless a majority of the msystems shareholders present (in person or by proxy) and voting (not including abstentions) and holding at least 75% of the ordinary shares represented at the msystems special general meeting approve the merger agreement and the merger. Under Israeli law, holders of msystems ordinary shares are not entitled to statutory dissenters' rights in connection with the merger.

        Only holders of record of msystems ordinary shares at the close of business on October 3, 2006 are entitled to attend and vote at the msystems special general meeting or any adjournment thereof.

        The msystems board of directors has unanimously determined that the merger agreement and the merger are in the best interests of msystems and its shareholders and has unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. The msystems board of directors unanimously recommends that you vote FOR the proposal to approve the merger agreement and the merger.

        The merger will not be completed unless the shareholders of msystems approve the proposal related to the merger.

        At the special general meeting you will also be asked to vote upon each of the proposals to approve compensation to certain directors of msystems described beginning on page 97 of the attached document. The merger proposal and the other proposals are not contingent on each other. Accordingly, you can vote in favor of one proposal even if you do not vote in favor of another proposal. The board of directors recommends that you vote FOR the proposals to approve compensation to certain directors of msystems.

        Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the special general meeting, please sign and return your proxy card as soon as possible to ensure that your shares are represented at the msystems special general meeting.

        The attached document is being sent to you in connection with the msystems special general meeting and provides you with detailed information about SanDisk, msystems, the merger agreement and the merger. We encourage you to read the entire document carefully, including the "Risk Factors" section beginning on page 18.

                      Yours sincerely,
                       Dov Moran
                      President and Chief Executive Officer of msystems Ltd.

        Neither the Securities and Exchange Commission nor the Israel Securities Authority or any state securities commission has approved or disapproved these securities or determined if the accompanying document is accurate or adequate. Any representation to the contrary is a criminal offense.

        Securities to be issued in the merger will not be registered under the United States Securities Act of 1933, but will be issued in reliance on the exemption provided by Section 3(a)(10) of the Securities Act. The SanDisk common stock to be issued to msystems shareholders in the merger will be freely tradable by the msystems shareholders who receive such SanDisk common stock, unless the shareholder is an affiliate of SanDisk or msystems.

        This document is dated October 4, 2006, and is first being mailed to shareholders on or about October 6, 2006.

7 Atir Yeda St.
Kfar Saba 44425, Israel
+972-9-764-5000

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 8, 2006

To all msystems shareholders:

        Notice is hereby given that an extraordinary general meeting, referred to as the special general meeting, of shareholders of msystems Ltd., a company formed under the laws of the State of Israel, will be held at the principal executive offices of msystems located at 7 Atir Yeda St., Kfar Saba 44425 Israel on November 8, 2006 at 10:00 a.m. Israel time for the following purposes:

1.
To consider and vote upon the proposal to approve the Agreement and Plan of Merger, dated as of July 30, 2006, by and among msystems, SanDisk Corporation, a Delaware corporation, and Project Desert Ltd., a company formed under the laws of the State of Israel and a wholly owned subsidiary of SanDisk, and approve the merger of Project Desert into msystems under the provisions of the Israeli Companies Law-1999, so that msystems will become a wholly owned subsidiary of SanDisk;

2.
To vote upon four proposals to approve compensation to certain directors of msystems for services rendered and to be rendered to msystems; and

3.
To transact any other business that properly comes before the special general meeting or any adjournment or postponement of the meeting.

        Only shareholders of record at the close of business on October 3, 2006, the record date, are entitled to notice of and to vote at the special general meeting and any adjournments or postponements of the meeting, in person or by proxy, provided that the proxy shall be deposited at msystems' registered office at least 2 hours prior to the special general meeting.

        The presence of two or more msystems shareholders (in person or by proxy), who collectively have at least 25% of the voting rights, at the special general meeting will constitute a quorum. Should no quorum be present one-half hour after the time scheduled for the special general meeting, the meeting shall be adjourned to one week from that day, at the same time and place. The quorum at the adjourned meeting shall be any two shareholders.

                      By order of the Board of Directors of msystems Ltd.
                       Dov Moran

Kfar Saba, Israel
October 4, 2006

        Regardless of the number of ordinary shares of msystems you own or whether you plan to attend the meeting, it is important that your shares be represented and voted. The merger cannot be completed unless there is a quorum present or represented at the special general meeting and a majority of the msystems shareholders present (in person or by proxy) and voting (not including abstentions) and holding at least 75% of the ordinary shares represented at the msystems special general meeting vote to approve the merger agreement and the merger. Therefore, we urge you to complete, sign, date and return the accompanying proxy card in the enclosed pre-addressed postage-paid envelope. Returning the proxy card does not deprive you of your right to attend the meeting and to vote your shares in person. Your vote is very important.

        Your board of directors unanimously recommends that you vote FOR approval of the merger agreement and the merger.

        Please do not return your msystems share certificates with your enclosed proxy.

Sources of Additional Information

        This document incorporates important additional information about msystems and SanDisk from documents that are not included in or delivered with this document.

        Documents relating to msystems incorporated by reference are available from msystems without charge, excluding all exhibits unless msystems has specifically incorporated by reference an exhibit in this document. You may obtain documents relating to msystems incorporated by reference in this document by requesting them in writing or by telephone from msystems at the following address:

msystems Ltd.
Attention: Investor Relations
7 Atir Yeda St.
Kfar Saba 44425, Israel
+972-9-764-5000

        If you would like to request documents from msystems, please do so by October 25, 2006 in order to receive them before the msystems special general meeting.

        Documents relating to SanDisk incorporated by reference are available from SanDisk without charge, excluding all exhibits unless SanDisk has specifically incorporated by reference an exhibit in this document. You may obtain documents relating to SanDisk incorporated by reference in this document by requesting them in writing or by telephone from SanDisk at the following address:

SanDisk Corporation
Attention: Investor Relations
601 McCarthy Boulevard
Milpitas, California 95035
+1-408-801-0585

        If you would like to request documents from SanDisk, please do so by October 25, 2006 in order to receive them before the msystems special general meeting.

        You also may obtain documents incorporated by reference into this document by requesting them in writing or by telephone from Innisfree M&A Incorporated and its wholly owned UK subsidiary, Lake Isle M&A Incorporated, the information agent and proxy solicitor for the merger, at the following address and telephone numbers:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022

(888) 750-5834 (toll-free from the U.S. and Canada)
or
00800 7710 9971 (toll-free from Europe and Israel)

Banks and Brokers Call Collect:
(212) 750-5833 (New York)
or
+44 (0)20 7710 9960 (London)

        For a more detailed description of the information incorporated by reference into this document and how you may obtain it, see "Where You Can Find More Information."

TABLE OF CONTENTS

ITEM 1: PROPOSAL TO APPROVE THE MERGER AGREEMENT AND THE MERGER	1
Questions and Answers About the Merger	1
Summary	6
SanDisk Selected Financial Data	12
msystems Selected Financial Data	14
Comparative Per Share Market Price Data	16
Dividend Data	17
Risk Factors	18
Risks Related to the Proposed Merger	18
Other Risks Related to SanDisk	25
Other Risks Related to msystems	25
Cautionary Statements Concerning Forward-Looking Statements	26
Information About the msystems Special General Meeting	27
General; Date; Time and Place	27
Purpose of the Special General Meeting	27
Record Date; Voting Power	27
Recommendation of the Board of Directors of msystems Concerning the Merger	27
Method of Voting; Stock Entitled to Vote; Quorum	27
Adjournment and Postponement	28
Required Vote for the Merger Proposal	28
Share Ownership of msystems Directors and Executive Officers	28
How to Vote	29
Attending the msystems Special General Meeting	29
Contact for Questions and Assistance in Voting	30
Other Matters	30
The Companies	31
msystems	31
SanDisk	31
The Merger	32
General	32
Structure of the Merger	32
Merger Consideration	32
Schedule of Important Dates	32
Background of the Merger	32
msystems' Reasons for the Merger; Recommendation of the msystems Board of Directors	36
Opinion of msystems' Financial Advisor	42
Material U.S. Federal and Israeli Income Tax Consequences	49
Accounting Treatment of the Merger	56
Regulatory Matters	56
Federal Securities Laws Consequences	58
NASDAQ Listing	58
No Dissenters' or Appraisal Rights	58
Litigation Relating to the Merger	58
Share Ownership of Directors and Executive Officers of msystems	59
Interests of Certain Persons in the Merger	60
Ordinary Shares	60
Consulting and Employment Agreements	60
Cash Payments	60
msystems Share Options	60
Employee Benefits	61
Voting Agreements	61

Indemnification and Insurance	61
The Merger Agreement	62
Structure of the Merger	62
Completion and Effectiveness of the Merger	62
Conversion of msystems Ordinary Shares in the Merger	62
Exchange Procedures	63
Fractional Shares	63
Transfer of Ownership and Lost Stock Certificates	63
msystems' Representations and Warranties	63
SanDisk's and Project Desert's Representations and Warranties	64
msystems' Conduct of Business Before Completion of the Merger	65
SanDisk's Conduct of Business Before Completion of the Merger	67
Court Approval	67
No Solicitation of Acquisition Proposals by msystems	68
Board Recommendation	69
Effect on msystems Share Options	70
Employee Benefits	71
Conditions to Completion of the Merger	71
Determination of Material Adverse Effect	73
Waiver and Amendment of the Merger Agreement	74
Termination of the Merger Agreement	74
Termination Fee	76
Investment in msystems Upon Termination	77
Indemnification and Insurance	77
Cooperation	77
Other Material Agreements Relating to the Merger	79
Voting Agreements	79
Lock-Up Agreement	80
Affiliate Agreements	80
Consulting and Employment Agreements	80
Non-Competition Agreement	80
Description of SanDisk Capital Stock	81
Stockholder Rights Plan	81
Transfer Agent and Registrar	81
Comparison of Stockholder Rights	82
Summary of Material Differences Between the Rights of SanDisk Stockholders and the Rights of msystems Shareholders	82
Where You Can Find More Information	94
ITEMS 2 THROUGH 5: PROPOSALS TO APPROVE COMPENSATION TO CERTAIN DIRECTORS OF MSYSTEMS	97
Annexes
A—Agreement and Plan of Merger	A-1
B—Opinion of msystems' Financial Advisor	B-1
C—English Translation of Application to, and Order of, the Israeli Court	C-1
D—Form of Voting Undertaking	D-1

ITEM 1: PROPOSAL TO APPROVE THE MERGER AGREEMENT AND THE MERGER

QUESTIONS AND ANSWERS ABOUT THE MERGER

        The following are some of the questions that you, as a shareholder of msystems, may have, and answers to those questions. These questions and answers, as well as the summary following the questions and answers, are not meant to be a substitute for the information contained in the remainder of this document, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this document. We urge you to carefully read this document in its entirety prior to making any voting decision regarding the merger.

Q:
Why am I receiving this document?

A:
SanDisk and msystems have entered into a merger agreement. Upon completion of the merger, msystems will become a wholly owned subsidiary of SanDisk.

  msystems is holding a special general meeting of its shareholders in order to obtain shareholder approval of the merger agreement and the merger. A majority of the msystems shareholders present (in person or by proxy) and voting (not including abstentions) and holding at least 75% of the ordinary shares represented at the msystems special general meeting is required to approve the merger agreement and the merger.

  The enclosed voting materials allow you to vote your shares without attending the msystems special general meeting. Your vote is very important and we encourage you to vote by proxy as soon as possible.

  We have included in this document important information about the merger, the merger agreement and the special general meeting of msystems shareholders. Also included in or incorporated by reference into this document is important information about msystems and SanDisk. You should read this information and the information incorporated by reference into this document carefully in its entirety. We have attached a copy of the merger agreement as Annex A.

Q:
What do I need to do now?

A:
Read and consider the information contained in this document carefully, and then please vote your shares as soon as possible by returning your proxy so that your shares may be represented at the msystems special general meeting.

Q:
What will I receive in the merger?

A:
If the merger is completed, you will be entitled to receive 0.76368 of a share of SanDisk common stock for each msystems ordinary share that you own as of the effective time of the merger (with a cash payment in lieu of any fractional shares). SanDisk common stock is listed on the NASDAQ Global Market under the symbol "SNDK."

  The 0.76368 exchange ratio will not change as the market prices of msystems ordinary shares or SanDisk common stock fluctuate before completion of the merger.

  The SanDisk common stock to be issued to you in the merger will not be registered under the United States Securities Act of 1933, but will be issued in reliance on the exemption provided by Section 3(a)(10) of the Securities Act. The SanDisk common stock to be issued in the merger will be freely tradable by the msystems shareholders who receive such SanDisk common stock, unless the shareholder is an affiliate of SanDisk or msystems.

Q:
What is the recommendation of the msystems board of directors?

A:
The msystems board of directors has unanimously approved the merger agreement, approved the transactions contemplated by the merger agreement, including the merger, and determined that these transactions are in the best interests of msystems' shareholders.

  The msystems board of directors recommends that you vote FOR the proposal to approve the merger agreement and the merger. See "The Merger—msystems' Reasons for the Merger; Recommendation of the msystems Board of Directors."

Q:
When do you expect the merger to be completed?

A:
We are working towards completing the merger as quickly as reasonably possible. Several conditions must be satisfied or waived before the merger is completed, including the receipt of the Israeli court approval of the merger. See the section of this document titled "The Merger Agreement—Conditions to Completion of the Merger" for a summary description of these conditions. We expect to complete the merger by the end of 2006 or during the first quarter of 2007. Because the merger is subject to governmental and regulatory approvals and other conditions, some of which are beyond SanDisk's and msystems' control, the exact timing cannot be predicted.

Q:
Am I entitled to dissenters' or appraisal rights?

A:
No. Under Israeli law, holders of msystems ordinary shares are not entitled to statutory dissenters' or appraisal rights in connection with the merger. However, if you object to the merger, you may appear before the Israeli court and state your objections at the court hearing that is scheduled to be held on November 16, 2006 at 12:00 p.m. Israel time to approve the merger.

Q:
Will I continue to be able to trade my msystems shares on the NASDAQ Global Market following the shareholders meeting?

A:
msystems shareholders are expected to be able to trade their msystems ordinary shares on the NASDAQ Global Market until the closing date of the merger.

Q:
What will happen to unexercised msystems share options?

A:
Following the merger, each outstanding share option under msystems' share option plans will be converted into an option to purchase SanDisk common stock. The number of shares of SanDisk common stock issuable upon exercise of converted options, and their applicable exercise prices, will be adjusted using the 0.76368 exchange ratio applicable in the merger. Each option will otherwise continue to be governed by the same terms and conditions applicable under msystems' share option plan, except that an employee will receive two years of option acceleration if he or she is involuntarily terminated (other than for cause) or voluntarily terminates his or her employment for "good reason" in the first year after the closing of the merger, and an employee will receive one year of option acceleration if he or she is involuntarily terminated (other than for cause) or voluntarily terminates his or her employment for "good reason" in the second year after the closing of the merger.

  The share options held by the directors and certain officers of msystems will vest on more accelerated schedules. See "Interests of Certain Persons in the Merger—msystems Share Options."

Q:
Are there any risks related to the proposed transaction or any risks related to owning SanDisk common stock?

A:
Yes. You should carefully review the section entitled "Risk Factors" beginning on page 18 and in the documents incorporated by reference into this document.

Q:
Will my rights as a shareholder change as a result of the merger?

A:
Yes. msystems and SanDisk are incorporated in different jurisdictions having different corporate laws. In addition, the governing documents of the two companies are different. As a result, you will have different rights as a SanDisk stockholder than as an msystems shareholder. See "Comparison of Stockholder Rights."

Q:
When and where will the msystems special general meeting be held?

A:
The msystems special general meeting is scheduled to be held at the principal executive offices of msystems located at 7 Atir Yeda St., Kfar Saba 44425 Israel, at 10:00 a.m. Israel time, on November 8, 2006. The msystems special general meeting is being convened by an order of an Israeli court dated September 6, 2006, which is attached to this document as Annex C.

Q:
Who is entitled to vote at the msystems special general meeting?

A:
msystems has fixed October 3, 2006 as the record date for the msystems special general meeting. If you were an msystems shareholder at the close of business on the record date, you are entitled to vote on matters that come before the msystems special general meeting. However, you may only vote your shares if you are present in person or represented by proxy at the msystems special general meeting.

Q:
How can I vote?

A:
If you are entitled to vote at the msystems special general meeting, you can vote in person at the special general meeting, or you can vote by proxy before the special general meeting. Even if you plan to attend the msystems special general meeting, we encourage you to vote your shares by proxy as soon as possible. After carefully reading and considering the information contained in and incorporated by reference into this document, please submit your proxy in accordance with the instructions set forth on the enclosed proxy card. For detailed information, please see "Information About the msystems Special General Meeting—How to Vote."

Q:
What vote of msystems shareholders is required to complete the merger?

A:
The vote required to approve the merger agreement and the merger at the msystems special general meeting is a majority of the msystems shareholders present (in person or by proxy) and voting (not including abstentions) and holding at least 75% of the ordinary shares represented at the msystems special general meeting.

Q:
What happens if I do not indicate how to vote on the proxy card?

A:
If you do not include instructions on how to vote your properly signed and dated proxy card, your shares will be voted FOR the approval of the merger agreement and the merger and in the discretion of Dov Moran and Donna Gershowitz, as the proxy holders, on any other business that may properly come before the msystems special general meeting.

Q:
If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A:
If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the "beneficial holder" of the shares held for you in what is known as "street name." If this is the case, this document has been forwarded to you by your brokerage firm, bank or other nominee, or their agent. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares. If you do not provide your broker, bank or other nominee with instructions on how to vote your "street name" shares, your broker, bank or other nominee might not be permitted to vote them on the proposal to approve the merger agreement and the merger. You should therefore be sure to provide your broker, bank or other nominee with instructions on how to vote your shares.

Q:
Have any msystems shareholders agreed to vote FOR the merger agreement and the merger?

A:
Yes. Dov Moran, Aryeh Mergi, Ronit Maor, Dana Gross, Itsik Onfus, Yair Shoham, Hans Wagner, Yossi Ben Shalom, Zehava Simon and Yuval Neeman (who were all the directors and executive officers of msystems as of the date of the merger agreement) have each agreed to vote any msystems ordinary shares owned by them, representing in the aggregate approximately 8.3% of the outstanding msystems ordinary shares as of the record date for the msystems special general meeting, FOR the proposal to approve the merger agreement and the merger.

Q:
Can I change my vote after I have signed and returned my proxy card or voting instruction card?

A:
Yes. You can change your vote at any time before your proxy is voted at the msystems special general meeting. You can do this in one of three ways:

•
you can send a written notice stating that you would like to revoke your proxy, which must be received at least two hours prior to the time set for beginning the special general meeting or presented at the special general meeting to the chairman of the meeting;

•
you can complete and submit a new proxy card dated later than the first proxy card, which must be received at least two hours prior to the time set for beginning the special general meeting or presented at the special general meeting to the chairman of the meeting; or

•
you can attend the msystems special general meeting, and file a written notice of revocation or make an oral notice of revocation of your proxy with the chairman of the meeting and then vote in person.

  Your attendance at the meeting will not revoke your proxy in and of itself. Additionally, if you have instructed a broker to vote your shares, you must follow your broker's directions to change those instructions.

Q:
If I purchased my msystems ordinary shares after the record date, may I vote these shares at the msystems special general meeting?

A:
No. A shareholder is not entitled to vote shares purchased after the record date because the shareholder was not the record holder of those shares on the record date. Only the holder as of the record date may vote shares.

Q:
Should I send in my msystems share certificates now?

A:
No. Please do not send your msystems share certificates with your proxy card. After the merger is completed, you will receive a letter of transmittal providing instructions on how to exchange your certificates representing msystems shares for SanDisk shares to be received in the merger.

Q:
What should I know about forward looking statements in this document and the documents incorporated by reference in this document?

A:
This document and the documents incorporated by reference into this document contain forward-looking statements. Forward-looking statements are subject to risks and uncertainties. Forward-looking statements include statements concerning possible or assumed future results of operations of SanDisk, msystems or the combined company, statements concerning possible future benefits of the merger and statements concerning SanDisk's, msystems' and the combined company's plans, objectives and expectations. These statements may contain words such as "expects", "anticipates", "intends," "plans," "believes," "seeks," "estimates" or other wording indicating future results or expectations. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by the forward-looking statements in this document and the documents incorporated by reference into this document. Factors that could cause actual results to differ materially include, but are not limited to, those discussed under the caption entitled "Risk Factors" beginning on page 18 and the other cautionary statements made in this document. SanDisk's, msystems' or the combined company's business, financial condition or results of operations could be materially adversely affected by any of these factors. Neither SanDisk nor msystems undertakes any obligation to revise or update any forward-looking statements to reflect any event or circumstance that arises after the date of this document, except as required by law. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document and the documents incorporated by reference into this document. See "Cautionary Statement Concerning Forward-Looking Statements."

Q:
What should I do if I have questions about the special general meeting, the merger or this document?

A:
If you have any questions about the special general meeting, the merger or this document, or if you need additional copies of this document or the enclosed proxy card, you should contact msystems' information and proxy solicitation agent, Innisfree M&A Incorporated and its wholly owned UK subsidiary, Lake Isle M&A Incorporated, at:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022

(888) 750-5834 (toll-free from the U.S. and Canada)
or
00800 7710 9971 (toll-free from Europe and Israel)

Banks and Brokers Call Collect:
(212) 750-5833 (New York)
or
+44 (0)20 7710 9960 (London)

  In addition, you may also direct any questions about the merger to, and request additional copies of this document from:

msystems Ltd.
Attention: Investor Relations
7 Atir Yeda St.
Kfar Saba 44425, Israel
+972-9-764-5000

  If your broker holds your shares, you may also call your broker for additional information.

  SanDisk will also provide you with copies of the information relating to SanDisk, without charge, upon written or oral request to:

SanDisk Corporation
Attention: Investor Relations
601 McCarthy Boulevard
Milpitas, California 95035 USA
+1 408-801-0585

SUMMARY

        This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully, you should read carefully this entire document and the documents we refer to. See "Where You Can Find More Information." The merger agreement is attached as Annex A to this document and is incorporated herein by reference. We encourage you to read it in its entirety, as it is the most important legal document that governs the merger.

The Companies

msystems Ltd.
7 Atir Yeda St.
Kfar Saba 44425, Israel
+972-9-764-5000

        msystems designs, develops and markets flash data storage solutions for consumer electronic markets, primarily targeting the Universal Serial Bus, or USB, flash drive market and the mobile handset market. msystems also offers flash data storage products targeted at the embedded systems market for enterprise, industrial, military, consumer and other applications.

SanDisk Corporation
601 McCarthy Boulevard
Milpitas, California 95035
United States of America
+1 408-801-1000

        SanDisk is the worldwide leader in flash storage card products. SanDisk designs, develops and markets flash storage devices used for a wide variety of consumer electronics products such as digital cameras, mobile phones, USB drives, gaming devices, MP3 players and other digital consumer devices.

Project Desert Ltd.
c/o SanDisk Corporation
601 McCarthy Boulevard
Milpitas, California 95035
United States of America
+1 408-801-1000

        Project Desert Ltd. is a newly-formed, wholly owned subsidiary of SanDisk. SanDisk formed this subsidiary as an Israeli company solely to effect the merger, and this subsidiary has not conducted and will not conduct any business during any period of its existence.

        See "The Companies."

msystems' Reasons for the Merger; Recommendation of the msystems Board of Directors

        After careful consideration, the msystems board of directors resolved that the merger agreement and the transactions it contemplates are fair to and in the best interests of msystems and its shareholders and approved the merger agreement. The msystems board of directors recommends that you vote FOR the approval of the merger agreement and the merger.

        In reaching its decision to approve the merger agreement and to recommend that msystems shareholders vote to approve the merger agreement and the merger, the msystems board of directors consulted with msystems' management and msystems' financial and legal advisors and considered a number of strategic, financial and other factors as described under "The Merger—msystems' Reasons for the Merger; Recommendation of the msystems Board of Directors."

Opinion of msystems' Financial Advisor

        In connection with the merger, the msystems board of directors received a written opinion, dated July 29, 2006, from msystems' financial advisor, Citigroup Global Markets Inc., to the effect that, as of July 29, 2006 and based upon and subject to the factors, assumptions, qualifications and limitations set forth in the opinion, the exchange ratio of 0.76368 of a share of SanDisk common stock to be received for each msystems ordinary share pursuant to the merger agreement was fair, from a financial point of view, to holders of msystems ordinary shares. The full text of Citigroup's written opinion is attached to this document as Annex B. We encourage you to read the opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. Citigroup's opinion was provided to the msystems board of directors in connection with its evaluation of the exchange ratio and relates only to the fairness, from a financial point of view, of the exchange ratio to holders of msystems ordinary shares. Citigroup's opinion does not address any other terms, aspects or implications of the merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matters relating to the proposed merger. See "The Merger—Opinion of msystems' Financial Advisor."

Interests of Certain Persons; Share Ownership of msystems Directors and Officers

        When considering the recommendation by the msystems board of directors to vote FOR the proposal to approve the merger agreement and the merger, you should be aware that officers and directors of msystems have interests in the merger that may be different from your interests, including:

  •
  the vesting of all the share options held by certain officers and members of the msystems board of directors will be accelerated upon completion of the merger;

  •
  SanDisk has agreed to provide indemnification and liability insurance benefits to present and former directors and officers of msystems after the completion of the merger;

  •
  Dov Moran, the president and chief executive officer of msystems, has entered into a consulting agreement with SanDisk pursuant to which he agreed to be engaged by msystems as a consultant for six months after completion of the merger, and Ronit Maor, an executive officer of msystems, has entered into an agreement with SanDisk pursuant to which she agreed to continue to be employed by msystems for six months after completion of the merger; and

  •
  certain officers of msystems, including Ms. Maor, Dana Gross (a director and executive officer of msystems) and Ronen Faier (an executive officer of msystems), will each receive a cash payment of up to $200,000 upon completion of the merger and, in certain cases, an additional cash payment of up to $200,000 if the officer remains employed by msystems for six months after completion of the merger (or sooner if the officer is terminated under certain circumstances before the expiration of that six-month period), provided that the total amount of such payments to all officers will not exceed $1,200,000 in the aggregate.

        The msystems board of directors was aware of these interests and considered them in approving the merger agreement and the merger.

        As of the record date for the special general meeting, the directors and executive officers of msystems, as a group, beneficially owned in the aggregate approximately 8.3% of the outstanding msystems ordinary shares.

        See "Interests of Certain Persons in the Merger" and "Information About the msystems General Meeting—Share Ownership of msystems Directors and Executive Officers."

Ownership of SanDisk Following the Merger

        msystems shareholders collectively will receive an estimated 29,260,280 shares of SanDisk common stock in the merger based on the number of msystems ordinary shares issued and outstanding on

October 3, 2006 (excluding shares issuable upon exercise of outstanding options or conversion of convertible securities).

        Based on the number of shares of SanDisk common stock and msystems ordinary shares outstanding as of October 3, 2006, msystems shareholders will own approximately 13.0% of the shares of SanDisk common stock outstanding immediately after the merger.

The Merger Agreement

        The merger agreement is attached as Annex A to this document. You should read the merger agreement carefully in its entirety. It is the most important legal document governing the merger. See "The Merger Agreement."

  Structure of the Merger

        The merger is being effected as an arrangement between msystems and its shareholders under the Israeli Companies Law. In the merger, Project Desert Ltd., a wholly owned subsidiary of SanDisk, will be merged with and into msystems. msystems will be the surviving company of the merger and will become a wholly owned subsidiary of SanDisk. See "The Merger Agreement—Structure of the Merger."

  Consideration

        If the merger is completed, each holder of ordinary shares of msystems at the effective time of the merger will be entitled to receive for each such share 0.76368 of a share of SanDisk common stock. See "The Merger—Merger Consideration" and "The Merger Agreement—Conversion of msystems Ordinary Shares in the Merger."

  Fractional Shares

        SanDisk will not issue fractional shares in connection with the merger. If you would otherwise be entitled to receive a fraction of a share of SanDisk common stock (after aggregating all the fractional shares of SanDisk common stock that you would be entitled to receive), you will instead of that fraction receive cash (rounded to the nearest whole cent), without interest, equal to that fraction multiplied by the average closing price of one share of SanDisk common stock for the five consecutive trading days ending on and including the second trading day immediately prior to the closing of the merger, as reported on the NASDAQ Global Market. See "The Merger Agreement—Fractional Shares."

  Conditions to the Merger

        The parties will complete the merger only if the parties satisfy or waive several conditions. The conditions include, among others:

  •
  the Israeli court must have approved the merger;

  •
  the shares of SanDisk common stock issuable to msystems shareholders shall have been approved for listing on the NASDAQ Global Market;

  •
  no injunction, judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other governmental entity may be in effect, and there must not be pending any suit, action or proceeding by any governmental entity, in each case preventing the merger or prohibiting or limiting the ownership or operation by SanDisk of, or compelling SanDisk or msystems to dispose of or hold separate, any material portion of the business or assets of msystems in a jurisdiction where SanDisk or msystems has substantial operations or from which either of them derives substantial revenues;

  •
  the waiting period applicable to the consummation of the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 must have expired or been terminated, and any notification, waiting period, or approval requirements under the comparable antitrust laws of other applicable foreign jurisdictions in which either SanDisk or msystems has operations or from which either of them derives revenue that are legally required to be satisfied by the closing of the merger must have been satisfied;

  •
  approvals by the Israeli Office of the Chief Scientist and the Israeli Investment Center must have been obtained;

  •
  subject to certain exceptions, the representations and warranties of the other party must have been true and correct in all material respects as of July 30, 2006, but all those representations and warranties will be deemed to be true and correct in all material respects unless the failure of those representations or warranties to be true and correct (without giving effect to materiality or material adverse effect qualifiers) results or would reasonably be expected to result in a material adverse effect (as that term is defined in the merger agreement) on the other party;

  •
  the other party must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date, but unintentional breaches will not be deemed a breach for purposes of this closing condition;

  •
  between the date of the merger agreement and the closing date of the merger there must not have been any change, effect, event, occurrence, condition, development or state of facts with respect to the other party or its subsidiaries which, individually or in the aggregate, would have a material adverse effect on the other party that has not been cured by the effective time of the merger; and

  •
  the Israeli Investment Center shall not have provided any written indication that the merger will jeopardize or materially adversely affect msystems' approved enterprise tax status or its status as an industrial company.

        See "The Merger Agreement—Conditions to Completion of the Merger" and "The Merger Agreement—Determination of Material Adverse Effect."

  Termination

        SanDisk and msystems can agree to terminate the merger agreement at any time prior to the effective time of the merger, whether before or after approval of the merger by msystems' shareholders. In addition, either SanDisk or msystems can terminate the merger agreement if any of the following occurs:

  •
  the merger does not close by March 30, 2007, but that date may be extended under certain circumstances, including if the reason the merger has not closed is related to the failure to receive antitrust approval;

  •
  an injunction, judgment, order, decree, statute, law, ordinance, rule or regulation is entered, enacted, promulgated, enforced or issued by any court or other governmental entity and becomes final and non-appealable having the effect of preventing the merger or prohibiting or limiting the ownership or operation by SanDisk of, or compelling SanDisk or msystems to dispose of or hold separate, any material portion of the business or assets of msystems in a jurisdiction where SanDisk or msystems has substantial operations or from which either of them derives substantial revenues;

  •
  the required approval of msystems' shareholders has not been obtained due to the failure to obtain the vote necessary to approve the merger at the msystems special general meeting;

  •
  the other party breaches its representations, warranties or covenants in the merger agreement to a degree such that the conditions to closing relating to the breaching party's representations, warranties and covenants would not be satisfied, but if the breach is curable, the breaching party will have 30 days from the date it is provided with notice of the breach to cure the breach; or

  •
  a change, effect, event, occurrence, condition, development or state of facts having a material adverse effect occurs after the date of the merger agreement with respect to the other party, but if the material adverse effect is curable, the other party will have 30 days from the date it is provided with notice of the material adverse effect to cure the material adverse effect.

        In addition, msystems can terminate the merger agreement to enter into a binding definitive agreement for a superior proposal, subject to complying with the conditions specified in the merger agreement, and SanDisk may terminate the merger agreement upon the occurrence of "triggering events" specified in the merger agreement relating to the withdrawal by the msystems board of directors of its support of the merger.

        See "The Merger Agreement—Termination of the Merger Agreement."

  No Solicitation of Acquisition Proposals

        The merger agreement contains detailed provisions restricting msystems' right to solicit a competing acquisition transaction.

        See "The Merger Agreement—No Solicitation of Acquisition Proposals by msystems."

  Termination Fee; Investment in msystems Upon Termination

        msystems will be required to pay a termination fee of $74 million to SanDisk if the merger agreement is terminated under certain circumstances.

        See "The Merger Agreement—Termination Fee."

        msystems can require SanDisk to make an investment in msystems by acquiring from msystems a number of msystems ordinary shares equal to up to 9.9% of the outstanding ordinary shares of msystems, at msystems' option and in its sole discretion, if the merger agreement is terminated under certain circumstances.

        See "The Merger Agreement—Investment in msystems Upon Termination."

Regulatory Approvals

        The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, referred to in this document as the HSR Act, prohibits completion of the merger until SanDisk and msystems have furnished certain information and materials to the Antitrust Division of the Department of Justice, which we refer to as the DOJ, and the Federal Trade Commission, which we refer to as the FTC, and the required waiting period has ended. The waiting period under the HSR Act expired on September 25, 2006.

        The merger is being effected as an arrangement between msystems and its shareholders under the Israeli Companies Law. msystems has received Israeli court approval to convene the special general meeting to approve the merger. If msystems shareholder approval is obtained, msystems must seek Israeli court approval of the merger, and will publish notice of the receipt of shareholder approval of the merger, the filing of the motion to the court to approve the merger and the date of the court hearing to approve the merger. In addition, msystems has agreed to deliver to each of its shareholders a notice of the meeting and copies of the order of the court to convene the meeting and the motion for the approval of the merger submitted to the court. An English translation of the application for the approval of the proposed merger submitted to the Israeli court and the order of the court to convene the special general meeting are attached to this document as Annex C. You should note that, if the merger is approved by msystems' shareholders at the special general meeting, you will have the right to submit to the court your objection to the arrangement contemplated by the merger during a period of ten days following the publication by msystems of shareholder approval of the merger, and no later than five days before the court hearing scheduled to be held on November 16, 2006 at 12:00 p.m. Israel time.

        SanDisk and msystems are also required to receive Israeli regulatory approvals, including from the Investment Center of the Israeli Ministry of Trade and Industry and the Office of the Chief Scientist of the Israeli Ministry of Trade and Industry.

        See "The Merger—Regulatory Matters."

Material U.S. Federal and Israeli Income Tax Consequences

        Completion of the merger is conditioned upon the receipt by SanDisk and msystems of opinions from their respective U.S. counsel that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In that event, for U.S. federal income tax purposes, U.S. holders of msystems shares will not recognize any taxable gain or loss on the exchange of their msystems shares for SanDisk shares, but will recognize a taxable gain or loss in respect of any cash received instead of a fractional share of SanDisk common stock. Assuming msystems and SanDisk receive the Israeli tax ruling from the Israeli Tax Authority for which they have applied, the obligation of residents of Israel who are msystems shareholders to pay Israeli capital gains tax on the exchange of msystems ordinary shares for SanDisk common stock will be deferred until the earlier of (a) two years after the closing of the merger with respect to 50% of the shares held by that shareholder, and four years after the closing of the merger with respect to the other 50% of the shares, and (b) the date on which that shareholder sells the shares of SanDisk common stock received in the merger.

        See the section of this document titled "The Merger—Material U.S. Federal and Israeli Income Tax Consequences" for a summary discussion of material U.S. federal income tax consequences of the merger to U.S. holders and material Israeli tax consequences in connection with the merger.

        You should consult your tax advisor about the particular tax consequences of the merger to you.

Risk Factors

        You should note that an investment in SanDisk common stock involves risks and uncertainties. In addition, the merger agreement and the merger each involve certain risks. You should consider these risks in evaluating how to vote your msystems ordinary shares at the msystems special general meeting.

        See "Risk Factors."

Voting Agreements

        msystems' directors and executive officers at the time the merger agreement was entered into, each in his or her capacity as a shareholder, who collectively beneficially owned approximately 8.3% of msystems' outstanding ordinary shares as of October 3, 2006, the record date for the msystems special general meeting, have entered into voting undertakings, and have agreed to grant SanDisk proxies, to vote their shares in favor of, among other things, approval of the merger agreement and the merger. These persons also agreed to pay to SanDisk 50% of any profit they receive in an alternative sale transaction involving msystems that is completed within 12 months after termination of the merger agreement under certain circumstances.

        See "Other Material Agreements Relating to the Merger—Voting Agreements."

SANDISK SELECTED FINANCIAL DATA

        When you read this summary historical financial data, it is important that you also read SanDisk's historical consolidated financial statements and related notes incorporated by reference into this document, as well as the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in SanDisk's annual and quarterly reports incorporated by reference into this document. See "Where You Can Find More Information."

        The selected consolidated balance sheet data as of July 2, 2006 and the selected consolidated statement of operations data for the six months ended July 2, 2006 and July 3, 2005 have been derived from unaudited financial statements incorporated by reference in this document. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which SanDisk considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended July 2, 2006 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2006.

        The selected historical consolidated financial data for 2005, 2004 and 2003 fiscal years have been derived from audited consolidated financial statements and related notes incorporated by reference in this document. The selected historical consolidated financial data for 2002 and 2001 fiscal years have been derived from audited consolidated financial statements and related notes not incorporated by reference in this document.

	Six Months Ended (unaudited)		Fiscal Year Ended
	July 2, 2006(1)	July 3, 2005	January 1, 2006(2)	January 2, 2005(3)	December 28, 2003(4)	December 29, 2002(5)	December 30, 2001(6)
	(In thousands, except per share amounts)
Consolidated Statement of Operations Data:
Revenues:
Product revenues	$1,174,403	$853,441	$2,066,607	$1,602,836	$982,341	$492,900	$316,867
License and royalty revenues	168,042	112,430	239,462	174,219	97,460	48,373	49,434

Total revenues	1,342,445	965,871	2,306,069	1,777,055	1,079,801	541,273	366,301
Cost of revenues	815,044	551,985	1,333,335	1,091,350	641,189	352,452	392,293

Gross profit	527,401	413,886	972,734	685,705	438,612	188,821	(25,992)
Operating income	186,467	219,563	576,582	418,591	257,038	58,151	(152,990)
Net income	$130,756	$145,012	$386,384	$266,616	$168,859	$36,240	$(297,944)
Net income per share (7)
Basic	$0.67	$0.80	$2.11	$1.63	$1.17	$0.26	$(2.19)
Diluted	$0.65	$0.76	$2.00	$1.44	$1.02	$0.25	$(2.19)
Shares used in per share calculation (7)
Basic	194,302	181,050	183,008	164,065	144,781	137,610	136,296
Diluted	202,522	190,127	193,016	188,837	171,616	142,460	136,296

(1)
Includes write-off of acquired in-process technology associated with SanDisk's acquisition of Matrix Semiconductor, Inc. of ($39.6) million and equity based compensation expense related to adoption of FAS 123(R) of ($44.7) million.

(2)
Includes other-than-temporary impairment charges of ($10.1) million, or ($6.4) million net of tax, related to SanDisk's investment in Tower Semiconductor Ltd., or Tower.

(3)
Includes other-than-temporary impairment charges of ($11.8) million, or ($7.4) million net of tax, related to SanDisk's investment in Tower, an adjustment to the fair value of SanDisk's Tower warrants of ($0.2) million, or ($0.1) million net of tax, and a gain from a settlement of $6.2 million, or $3.9 million net of tax, from a third-party brokerage firm related to the 2003 unauthorized disposition of SanDisk's investment in United Microelectronics Corporation, or UMC.

(4)
Includes a loss of approximately ($18.3) million, or ($12.8) million net of tax, as a result of the unauthorized sale of approximately 127.8 million shares of UMC stock, a gain of approximately $7.0 million, or $4.9 million net of tax, related to the sale of 35 million shares of UMC stock, write-downs related to the recoverability of SanDisk's Tower wafer credits of ($3.9) million, or ($2.7) million net of tax, and an adjustment to the fair value of SanDisk's Tower warrants of ($0.6) million, or ($0.5) million net of tax.

(5)
Includes other-than-temporary impairment charges of ($14.4) million on SanDisk's Tower shares, or ($8.7) million net of tax, write-downs related to the recoverability of SanDisk's Tower wafer credits of ($2.8) million, or ($1.8) million net of tax, and an adjustment to the fair value of SanDisk's Tower warrants of ($0.7) million, or ($0.5) million net of tax.

(6)
Includes other-than-temporary impairment charges of ($302.3) million on SanDisk's UMC shares and Tower shares, or ($188.1) million net of tax, and restructuring charges of ($8.5) million or ($6.7) million net of tax.

(7)
Net income (loss) per share and the share numbers each gives retroactive effect to a 2-for-1 stock split, in the form of a 100% stock dividend, effected on February 18, 2004.

	As of
	July 2, 2006	July 3, 2005
	(Unaudited, in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,318,479	$581,089
Short-term investments	960,995	870,531
Working capital	2,736,386	1,654,063
Total assets	4,840,609	2,586,661
Long-term convertible senior notes	1,150,000	—
Total stockholders' equity	3,169,117	2,103,029
	Six Months Ended (unaudited)		Fiscal Year Ended
	July 2, 2006	July 3, 2005	January 1, 2006	January 2, 2005	December 28, 2003	December 29, 2002	December 30, 2001
	(In thousands)
Other Financial Data:
Cash provided (used) by operating activities	$111,788	$193,477	$480,855	$227,630	$272,532	$106,972	$(72,066)
Cash used in investing activities	(733,508)	(92,414)	(299,497)	(522,998)	(335,740)	(105,589)	25,127
Cash provided by financing activities	1,177,955	15,853	115,398	24,648	576,902	29,903	130,161
Capital expenditures	$(89,722)	$(56,218)	$(134,477)	$(125,842)	$(54,623)	$(16,638)	$(26,223)
	Six Months Ended	Fiscal Year Ended
	July 2, 2006	January 1, 2006	January 2, 2005	December 28, 2003	December 29, 2002	December 30, 2001
Ratio of earnings to fixed charges (1)	61.6x	332.6x	44.4x	29.2x	5.6x	—

(1)
Computed by dividing (i) earnings before taxes adjusted for minority interest in pretax income of subsidiaries and for fixed charges by (ii) fixed charges, which includes interest expense plus amortization of debt issuance costs, the portion of rent expense under operating leases deemed to be representative of the interest factor and interest relating to lease guarantees of 50%-or-less-owned affiliate. In the fiscal year ended December 30, 2001, earnings were insufficient to cover fixed charges by $442.8 million.

MSYSTEMS SELECTED FINANCIAL DATA

        When you read this summary historical financial data, it is important that you also read msystems' historical consolidated financial statements and related notes incorporated by reference into this document, as well as the sections entitled "Operating and Financial Review and Prospects" in msystems' reports incorporated by reference into this document. See "Where You Can Find More Information."

        The selected consolidated balance sheet data as of June 30, 2006 and the selected consolidated statement of operations data for the six months ended June 30, 2006 and 2005 have been derived from unaudited financial statements incorporated by reference in this document. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which msystems considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2006.

        The selected historical consolidated financial data for 2005, 2004 and 2003 fiscal years have been derived from audited consolidated financial statements and related notes incorporated by reference in this document. The selected historical consolidated financial data for 2002 and 2001 fiscal years have been derived from audited consolidated financial statements and related notes not incorporated by reference in this document.

	Six Months Ended (unaudited)		Fiscal Year Ended
	June 30, 2006	June 30, 2005	December 31, 2005(1)	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001
	(In thousands, except per share amounts)
Consolidated Statement of Operations Data:
Revenues	$428,603	$238,630	$614,983	$416,560	$130,054	$64,817	$44,678
Cost of goods sold	335,159	172,847	462,427	303,529	93,375	44,553	60,716
Operating income (loss)	27,399	24,770	62,899	46,804	(5,906)	(9,820)	(47,369)
Net income (loss)	$8,784	$11,641	$48,374	$20,529	$(2,947)	$(7,201)	$(43,934)
Net income (loss) per share:
Basic	$0.23	$0.32	$1.34	$0.60	$(0.10)	$(0.27)	$(1.64)
Diluted	$0.22	$0.30	$1.20	$0.56	$(0.10)	$(0.27)	$(1.64)
Shares used in per share calculation:
Basic	37,777	35,894	36,165	34,196	28,178	26,953	26,716
Diluted	41,905	39,775	40,839	36,348	28,178	26,953	26,716

(1)
Consolidated results of operations for year 2005 include:

•
a one-time charge of ($2.5) million due to a write-off of in-process research and development in connection with msystems' acquisition of Microelectronica;

•
a one-time gain of $1.4 million recognized from the expiration of an option granted to the initial purchasers of convertible senior notes; and

•
a gain from the sale of shares of Saifun Semiconductors Ltd., an Israeli company, in the amount of $5.4 million and a gain from the sale of a portion of shares of a Taiwanese company in the amount of $0.9 million.

	As of
	June 30, 2006	June 30, 2005
	(Unaudited, in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$58,282	$78,508
Short-term investments	69,478	123,823
Working capital	211,906	231,954
Total assets	561,463	467,650
Long-term convertible senior notes	71,431	71,328
Total shareholders' equity	356,077	282,132
	Six Months Ended (unaudited)		Fiscal Year Ended
	June 30, 2006	June 30, 2005	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001
	(In thousands)
Other Financial Data:
Cash provided by (used in) operating activities	$43,762	$60,842	$63,592	$27,834	$(22,050)	$(2,744)	$(9,826)
Cash (used in) provided by investing activities	(53,812)	(97,575)	(94,249)	(75,941)	6,014	(44,076)	14,368
Cash (used in) provided by financing activities	(2,946)	58,730	45,820	78,701	11,421	739	715
Capital expenditures	$(9,317)	$(4,555)	$(10,226)	$(5,425)	$(2,805)	$(1,292)	$(14,735)
	Six Months Ended	Fiscal Year Ended
	June 30 2006	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001
Ratio of earnings to fixed charges(1)	32.27	75.78	—	—	—	—

(1)
Computed by dividing (i) earnings before taxes adjusted for minority interest in pretax income of subsidiaries and for fixed charges by (ii) fixed charges. Fixed charges includes interest expense plus amortization of debt issuance costs. In the fiscal years ended December 31, 2004, 2003, 2002 and 2001, no fixed charges were accumulated.

COMPARATIVE PER SHARE MARKET PRICE DATA

        msystems ordinary shares are traded on the NASDAQ Global Market under the symbol "FLSH." SanDisk common stock is traded on the NASDAQ Global Market under the symbol "SNDK."

        The following table shows, for each company's fiscal quarters indicated, the high and low sale prices per share, adjusted for stock splits, of msystems ordinary shares and SanDisk common stock as reported on the NASDAQ Global Market.

        SanDisk's fiscal year ends on the Sunday closest to December 31, and msystems' fiscal year ends on December 31.

	SanDisk Common Stock Per Share Sales Prices		msystems Ordinary Shares Per Share Sales Prices
Fiscal Quarters
	High	Low	High	Low
2003:
First Quarter	$12.20	$7.39	$8.48	$5.20
Second Quarter	$20.73	$8.21	$11.87	$5.98
Third Quarter	$34.08	$19.00	$17.95	$10.82
Fourth Quarter	$43.15	$26.60	$22.80	$14.81
2004:
First Quarter	$36.35	$23.49	$22.25	$16.51
Second Quarter	$33.25	$19.79	$23.53	$13.41
Third Quarter	$28.70	$19.28	$16.72	$11.35
Fourth Quarter	$31.96	$19.66	$20.44	$13.55
2005:
First Quarter	$28.42	$20.25	$26.18	$18.49
Second Quarter	$29.03	$23.45	$23.99	$18.64
Third Quarter	$48.58	$23.41	$30.39	$18.90
Fourth Quarter	$65.49	$45.65	$34.89	$27.40
2006:
First Quarter	$79.80	$52.15	$37.16	$24.72
Second Quarter	$66.20	$49.16	$37.60	$25.34
July	$51.50	$37.34	$36.24	$24.52
August	$55.00	$45.24	$44.77	$34.42
September	$60.94	$52.36	$46.00	$39.36
October (through October 3)	$54.75	$52.00	$40.99	$39.02

        The following table shows the closing sale prices per share of SanDisk common stock and msystems ordinary shares as reported on the NASDAQ Global Market on:

  •
  July 28, 2006, the last trading day of the NASDAQ Global Market before public announcement that SanDisk and msystems had entered into the merger agreement; and

  •
  October 3, 2006, the last full trading day for which closing prices were available as of the date of this document.

        The table also includes the equivalent price per msystems ordinary share on those dates. These equivalent msystems share prices reflect the 0.76368 of a share of SanDisk common stock that msystems shareholders will be entitled to receive for each msystems ordinary share in the merger.

	SanDisk Common Stock	msystems Ordinary Shares	Equivalent Price Per Share
July 28, 2006	$47.14	$31.79	$36.00
October 3, 2006	$53.31	$39.83	$40.71

        The above table only shows historical comparisons. These comparisons may not provide meaningful information in determining whether to approve the merger agreement and the merger. SanDisk and msystems urge you to obtain current market quotations for SanDisk common stock and msystems ordinary shares and to review carefully the information contained in this document or incorporated by reference into this document in considering whether to approve the merger agreement and the merger.

        As of the record date, there were approximately 73 holders of record of msystems ordinary shares.

DIVIDEND DATA

msystems

        msystems has never declared or paid any cash dividends on msystems ordinary shares. msystems does not intend to pay cash dividends on the ordinary shares in the foreseeable future.

SanDisk

        SanDisk has never paid or declared any cash dividends and does not anticipate paying any cash dividends in the foreseeable future. The decision whether to pay cash dividends will be made by SanDisk's board of directors in light of conditions then existing, including results of operations, financial condition and requirements, business conditions, covenants under loan agreements and other contractual arrangements, and other factors.

RISK FACTORS

        In addition to the other information contained in or incorporated by reference into this document, you should carefully consider the following risk factors in deciding whether to vote in favor of the proposal to approve the merger agreement and the merger.

        If the merger is completed, you will be exchanging your current investment in msystems ordinary shares for an investment in SanDisk common stock. An investment in SanDisk common stock involves a high degree of risk.

Risks Related to the Proposed Merger

SanDisk's operating results may fluctuate significantly, which may adversely affect SanDisk's operations and its stock price.

        SanDisk's quarterly and annual operating results have fluctuated significantly in the past and are expected to continue to fluctuate in the future. This fluctuation could result from a variety of factors, including, among others, the following:

  •
  decline in the average selling prices, net of promotions, for SanDisk's products due to strategic price reductions initiated by SanDisk or its competitors, excess supply and competitive pricing pressures;

  •
  addition of new competitors, expansion of supply from existing competitors and SanDisk creating excess market supply, which could cause SanDisk's average selling prices to decline faster than SanDisk's costs decline;

  •
  timing, volume and cost of wafer production from SanDisk's FlashVision, Flash Partners and Flash Alliance ventures as impacted by fab start-up delays and costs, technology transitions, yields or production interruptions due to natural disasters, power outages, equipment failure or other factors;

  •
  unpredictable or changing demand for SanDisk's products, particularly demand for certain types or capacities of SanDisk's products or demand for SanDisk's products in certain markets or geographies;

  •
  excess supply from captive sources due to ramping output faster than the growth in demand;

  •
  insufficient supply from captive and non-captive sources or insufficient capacity from SanDisk's test and assembly sub-contractors to meet demand;

  •
  continued development of new markets and products for NAND flash memory and acceptance of SanDisk's products in these markets;

  •
  SanDisk's license and royalty revenues may decline significantly in the future as its existing license agreements and key patents expire;

  •
  timing of sell-through by SanDisk's distributors and retail customers;

  •
  increased purchases of flash memory products from SanDisk's non-captive sources, which typically cost more than products from its captive sources;

  •
  SanDisk's difficulty in forecasting and managing inventory levels, particularly due to noncancelable contractual obligations to purchase materials such as flash memory and controllers, and the need to build finished product in advance of customer purchase orders;

  •
  errors or defects in SanDisk's products caused by, among other things, errors or defects in the memory or controller components, including memory and non-memory components it procures from third-party suppliers;

  •
  disruption in the manufacturing operations of captive, non-captive and other SanDisk suppliers, including for sole sourced controller wafers;

  •
  write-downs of SanDisk's investments in fabrication capacity, equity investments and other assets;

  •
  expensing of SanDisk's share-based compensation;

  •
  adverse changes in SanDisk's product and customer mix; and

  •
  the factors discussed elsewhere or incorporated by reference under this section entitled "Risk Factors."

The exchange ratio in the merger is fixed and therefore the market price of the consideration you receive in the merger will fluctuate.

        Upon completion of the merger, each ordinary share of msystems will be exchanged for 0.76368 of a share of SanDisk common stock. The exchange ratio will not change even though the market price of both msystems ordinary shares and SanDisk common stock fluctuates on a daily basis. Neither msystems nor SanDisk may withdraw from the merger, and msystems may not resolicit the vote of its shareholders, solely because of changes in the market price of msystems ordinary shares or SanDisk common stock either before or after the merger is approved by msystems' shareholders. The specific dollar value of SanDisk common stock you will receive upon completion of the merger will depend on the market value of SanDisk common stock at the time of the merger, which may be lower than the closing price of SanDisk common stock on (i) the last full trading day preceding public announcement of the merger agreement, (ii) the last full trading day prior to the date of this document, (iii) the date of the msystems special general meeting or (iv) the date the merger is approved by the Israeli court. There may be a significant amount of time between the date msystems shareholders approve the merger at the msystems special general meeting and the date that the other conditions to the merger are satisfied and the merger is consummated and, although the market price of both msystems ordinary shares and SanDisk common stock will continue to fluctuate during that period, the exchange ratio will not change.

All conditions to the merger may not be satisfied and the merger may not be completed. If the merger is not completed, msystems' business and operations could be materially harmed.

        The merger is subject to the satisfaction of certain closing conditions that are beyond either company's control and that may prevent its completion. Neither SanDisk nor msystems can predict whether these conditions will be satisfied. These conditions include the approval of the merger by msystems' shareholders, as well as Israeli court approval. The merger is also subject to antitrust, competition and other regulatory review in the United States, Israel and other jurisdictions. Due to these conditions or other factors, the merger may not be completed.

        If the merger is not completed, msystems may be subject to the following material risks, among others:

  •
  The disruption to msystems' relationships with customers, distributors, suppliers, licensors, licensees and business partners as a result of uncertainties relating to the proposed merger with SanDisk may detract from msystems' ability to (i) grow or even maintain its level of revenues and/or (ii) obtain sufficient supply of flash and other components for its products at attractive prices, either of which may lead to a loss of market position and profitability that msystems might be unable to regain. In particular, in anticipation of the merger, customers may reduce future orders, pursue other sources for supply, or curtail or terminate their relationships with msystems. msystems might not be able to regain those relationships, and msystems might not be able to replace any lost business with new customers. At the same time, msystems' relationships with its key suppliers could also be harmed, and msystems might not be able to obtain suitable replacement sources of supply.

  •
  msystems may lose potential strategic opportunities while the merger is pending.

  •
  The diversion of management attention from msystems' day-to-day business to undertake the necessary actions to achieve the closing of the merger may detrimentally affect msystems' business.

  •
  msystems could lose key employees during the merger process or due to the merger not being completed. In addition, the motivation of remaining employees may be adversely affected.

  •
  Third parties may be reluctant to enter into or renew relationships with msystems due to uncertainties relating to msystems continuing as an independent company.

  •
  If the merger agreement is terminated and the msystems board of directors determines to seek another merger or business combination, msystems may not be able to find a party willing to pay an equivalent or more attractive price than that which would be paid in the proposed merger with SanDisk.

  •
  msystems may be required to pay SanDisk a termination fee of $74 million if the merger agreement is terminated under certain circumstances, as described under "The Merger Agreement—Termination Fee."

  •
  msystems' costs related to the merger, such as legal and accounting fees, must be paid by msystems even if the merger is not completed.

  •
  msystems would not realize the benefits it expects from being part of the combined company.

  •
  msystems' ability to raise capital to fund its business needs or pursue strategic opportunities may be impaired.

  •
  The price of msystems ordinary shares will likely decline, and the decline could be exacerbated if msystems shareholders sell substantial amounts of msystems ordinary shares on the public market, including likely sales by arbitrageurs who may acquire msystems shares in speculation of when and whether the merger would close.

        As a result of all these risks, msystems may not be able to continue its present level of operations, may need to scale back its business and may not be able to take advantage of future opportunities or effectively respond to competitive pressures, any of which could have a material adverse effect on its business and results of operations.

Although SanDisk and msystems expect that the merger will result in benefits to the combined company, those benefits may not occur because of integration and other challenges.

        If the merger is completed, achieving the expected benefits of the merger will depend on the timely and efficient integration of SanDisk's and msystems' technology, operations, business culture and personnel. This will be particularly challenging due to the fact that msystems is headquartered in Israel and SanDisk is headquartered in California. The integration may not be completed as quickly as expected, and if SanDisk fails to effectively integrate the companies or the integration takes longer than expected, SanDisk may not achieve the expected benefits of the merger. The challenges involved in this integration include, among others:

  •
  retaining the customers and sales distribution channels of both companies, including msystems' OEM customers who compete with SanDisk's branded products in retail channels;

  •
  retaining the main sources of supply of both companies;

  •
  incorporating msystems' technology and products into SanDisk's current and future technology and product lines;

  •
  integrating msystems' sales force into SanDisk's worldwide product sales network;

  •
  demonstrating to msystems' customers that the merger will not result in adverse changes in pricing, customer service standards or product support;

  •
  coordinating research and development activities to enhance introduction of new products and technologies;

  •
  integrating msystems' internal control over financial reporting with SanDisk's internal control over financial reporting;

  •
  migrating both companies to a common enterprise resource planning information system to integrate all operations and sales and administrative activities for the combined company in a timely and cost-effective way;

  •
  integrating msystems' operations with SanDisk's;

  •
  persuading the employees of both companies that the companies' business cultures are compatible;

  •
  maintaining employee morale and retaining key employees; and

  •
  ensuring there are no delays in releasing new products to market.

        This integration effort will be international in scope, complex, time consuming and expensive, and may disrupt the respective businesses or result in the loss of customers or key employees or the diversion of the attention of management. Neither msystems nor SanDisk have experience in integrating businesses and operations of this magnitude and scope. Integration will be particularly difficult because certain key members of msystems' senior management will not remain with SanDisk after the merger. In addition, the integration process may strain SanDisk's financial and managerial controls and reporting systems and procedures. This may result in the diversion of management and financial resources from SanDisk's core business objectives. There can be no assurance that SanDisk and msystems will successfully integrate their respective businesses or that SanDisk will realize the anticipated benefits of the merger. If SanDisk does not realize the anticipated benefits of the merger, the merger could result in a reduction of SanDisk's per-share earnings as compared to the per-share earnings that would have been achieved by SanDisk if the merger had not occurred.

The proposed merger may result in a loss of customers.

        SanDisk and msystems operate in a highly competitive industry, and the combined company's future performance will be affected by its ability to retain each company's existing customers. Some of msystems' customers are SanDisk's competitors or work with SanDisk's competitors and may reduce or terminate their business relationships with msystems in anticipation of the merger or with the combined company as a result of the merger.

        msystems sells its products through OEM distribution channels, while SanDisk primarily sells its products through retail channels. msystems has a broad base of OEM customers and has substantial experience selling to those customers. In order to achieve the expected benefits of the merger, the combined company must continue to sell, and expand sales levels, to OEM customers. The combined company may not be able to successfully continue or expand sales through OEM channels, particularly because some of msystems' OEM customers are competitors of SanDisk.

        SanDisk and msystems currently sell to several of the same large customers. The combined company's ability to maintain the current level of sales of each company to these common customers may be limited by the desire of these customers to minimize their dependence on a single supplier. If common customers seek alternative suppliers for at least a portion of the products currently provided by both SanDisk and msystems, the combined company's business may be harmed.

Third parties may terminate or alter existing contracts or relationships with msystems or SanDisk.

        Third parties, including suppliers, distributors, customers, licensors, licensees and other business partners, have contracts with msystems. Some of these contracts require msystems to obtain consent from these parties in connection with the merger. If these consents cannot be obtained, msystems may suffer a loss of potential future revenue and may lose rights that are material to msystems' business and the business of the combined company. In addition, third parties with whom msystems or SanDisk currently have relationships, including suppliers, distributors, customers, licensors, licensees and other business partners, may terminate or otherwise adversely modify their relationship with msystems or SanDisk in anticipation of the merger, or with the combined company as a result of the merger. Among other things, this may result in msystems or SanDisk suffering a loss of potential future revenue and possibly losing rights that are material to msystems' or SanDisk's business. In order to achieve the expected benefits of the merger, the combined company may seek to renegotiate contracts with some of msystems' and SanDisk's suppliers, distributors, customers, licensors, licensees, other business partners and other third parties, and there is no assurance that such negotiations will be successful.

msystems', SanDisk's and the combined company's supply of flash components could be adversely impacted as a result of the proposed merger.

        msystems and SanDisk each relies on a very limited number of primary suppliers of flash components. One of those suppliers is Toshiba, with whom msystems and SanDisk each have an important relationship. SanDisk has recently increased its investment in its fabrication facility business ventures with Toshiba and, therefore, the combined company will rely more on Toshiba for its supply of flash components. Increased reliance on Toshiba as a source of supply could put the combined company at risk if Toshiba becomes unable to provide the combined company with the wafer output contractually allocated to the combined company. In connection with the proposed merger, the other primary suppliers of flash components to msystems and SanDisk might adversely modify those existing supply relationships, thereby potentially increasing the companies' reliance on Toshiba or requiring the companies to find other sources for supply. There can be no assurance that the combined company will have an adequate supply of flash components. The combined company's business and financial condition will be materially harmed if it does not have an adequate supply of flash components.

General uncertainty related to the merger could harm msystems, SanDisk and the combined company.

        SanDisk's or msystems' existing customers may, in response to the announcement of the proposed merger, reduce future orders, pursue other sources of supply, or delay or defer purchasing decisions. If any of the foregoing occurs, the revenues of the applicable company, as well as the revenues of the combined company following the merger, could be lower than expected and market share could be lost. In addition, the proposed merger, as well as any significant delay in closing the proposed merger, may create uncertainty among important suppliers, which might lead suppliers to reduce supply or adversely modify pricing to the applicable company. Any of the foregoing could have an adverse effect on the applicable company's revenues, margins and profitability which, in turn could cause that company's results to be substantially below the expectations of market analysts and have an adverse impact on the company's stock price.

        Furthermore, SanDisk's and msystems' employees may experience or perceive uncertainty about their future roles with the combined company following the merger. This may harm SanDisk's and msystems' ability to attract and retain key management, marketing, sales, technical and research & development personnel.

        Also, speculation regarding the likelihood of the completion of the merger could increase the volatility of SanDisk's and msystems' share prices before the closing of the merger.

Any delay in completing the merger may reduce or eliminate the expected benefits of the merger.

        In addition to the approval of msystems shareholders, the merger is subject to a number of other conditions beyond either company's control that may delay or prevent its completion, including required regulatory clearances and approvals. Neither SanDisk nor msystems can predict whether or when these conditions will be satisfied. Any delay in completing the merger could cause the combined company not to realize some or all of the synergies that are expected to be achieved if the merger is successfully completed within its expected timeframe.

        A prolonged delay in completing the planned merger may increase uncertainty among SanDisk's or msystems' employees, customers, suppliers or partners, which could exacerbate the risks described in the preceding risk factors and have an adverse effect on SanDisk's or msystems' business and results of operations. In addition, a prolonged delay could affect SanDisk's or msystems' operational planning, budgeting, capital expenditures and hiring decisions, which could harm SanDisk's or msystems' business and results of operations.

Regulatory agencies must approve the merger and could impose conditions on, delay or refuse to approve the merger.

        SanDisk and msystems are subject to the antitrust laws of the United States and other jurisdictions, as well as Israeli regulatory requirements. Governmental entities with which filings are made may seek concessions as conditions for granting approval of the merger. Under the merger agreement, SanDisk and msystems have both agreed to use reasonable best efforts to complete the merger, including to gain clearance from antitrust and competition authorities and to obtain other required regulatory approvals. For this purpose, if any objections are asserted with respect to the transactions contemplated by the merger agreement under any antitrust laws which would prevent, materially impede or materially delay the completion of the merger, each of SanDisk and msystems is required to use reasonable best efforts to resolve any such objections so as to permit the completion of the merger. See "The Merger Agreement—Cooperation." These actions may adversely affect SanDisk, msystems or the combined company. These U.S. and foreign regulatory authorities may challenge the merger on antitrust grounds and, if such a challenge is made, they may succeed in enjoining the merger as presently contemplated. Failure to obtain regulatory clearances could result in termination of the merger agreement. See "The Merger Agreement—Termination."

msystems' executive officers and directors have personal interests in the merger.

        msystems' executive officers and directors have personal interests in the merger that are different from, or are in addition to, those of msystems shareholders generally. These interests include the following:

  •
  the acceleration of the vesting of msystems share options in connection with the merger;

  •
  cash bonuses;

  •
  SanDisk's obligation to provide indemnification and liability insurance benefits; and

  •
  consulting and employment arrangements.

        See "Interests of Certain Persons in the Merger."

The merger agreement restricts msystems' ability to pursue alternatives to the merger.

        The merger agreement contains "no solicitation" provisions that, subject to exceptions, restrict msystems' ability to solicit, facilitate, discuss or commit to competing third-party proposals to acquire all or a significant part of msystems. msystems has also agreed that the msystems board of directors will not withdraw or modify in a manner adverse to SanDisk its recommendation of the merger agreement, subject to certain limited exceptions, and SanDisk generally has a right to be informed of any competing acquisition proposal that msystems might receive. Although the msystems board of directors is permitted to take actions in response to a superior proposal if it determines that doing so is required to comply with its fiduciary duties, taking certain actions in specified situations could entitle SanDisk to terminate the merger agreement and receive a termination fee of $74 million from msystems. Also, if the msystems board of directors withdraws or modifies its recommendation of the merger agreement, msystems would be required to pay SanDisk a termination fee of $74 million.

        These "no solicitation" provisions could discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of msystems from considering or proposing such an acquisition, even if it was prepared to pay consideration with a higher per share cash or market value than the SanDisk common stock proposed to be issued in the merger, or could result in a potential competing acquirer proposing to pay a lower per share price to acquire msystems than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable to SanDisk. In addition, the provisions of the voting agreements described under "Other Material Agreements Relating to the Merger—Voting Agreements" could also impede a potential competing acquisition proposal.

There is pending litigation.

        Actions purporting to be class and derivative actions on behalf of msystems and its shareholders have recently been filed. See "The Merger—Litigation Relating to the Merger." SanDisk and msystems may be required to expend significant resources, including management time, to defend these actions and could be subject to damages or settlement costs related to these actions. In addition, under certain circumstances, the granting of injunctive relief could delay or prevent completion of the merger.

        Under the merger agreement, the combined company after the closing of the transaction will be responsible for liabilities associated with these and any other class and derivative actions, including indemnification of directors and certain members of management of msystems. These liabilities could be substantial and may include, among other things, the costs of defending lawsuits against msystems and its directors, officers, employees and former employees by stockholders and other third parties; the cost of defending any shareholder derivative suits; costs related to governmental, law enforcement or regulatory investigations; civil or criminal fines and penalties; and accounting, legal and other expenses.

msystems' investment in equipment held at Hynix could be impaired if msystems' does not purchase a minimum amount of product.

        In August 2005, msystems entered into an agreement with Hynix under which msystems purchased approximately $100 million of equipment, which was placed at Hynix's manufacturing facility. Under the agreement, in exchange for the equipment msystems purchased for Hynix, msystems is entitled to receive guaranteed wafer capacity at a reduced purchase price and credits aggregating $100 million on products purchased from Hynix over the term of the agreement. msystems does not have any purchase commitments under the agreements. However, if msystems fails to purchase from Hynix a minimum amount of wafers during any quarter, msystems may lose a proportional amount of such credits.

        The value of the purchased equipment was recorded as an asset by msystems, to be amortized over the term of the agreement. If msystems fails to purchase a minimum agreed-upon amount of wafers from Hynix during any period or expects not to purchase the agreed-upon amounts in future periods, an expense will be recognized for the unused amounts. Such expense could negatively impact the combined company's results of operations.

Charges and other accounting changes resulting from the merger may adversely affect the combined company's earnings and the market value of SanDisk's common stock following the merger.

        The acquisition of msystems by SanDisk will require a one-time write-off by the combined company of in-process research and development, and will result in the amortization of identifiable purchased intangible assets, increased depreciation and increased equity-based compensation charges by the combined company. If goodwill created in the acquisition becomes impaired, the combined company may be required to incur material charges relating to the impairment of that asset. In addition, the acquisition could result in SanDisk incurring impairment charges to write down the carrying amount of msystems assets that may not be fully utilized or realized by SanDisk. The acquisition could also result in SanDisk having to reevaluate the accounting classification for SanDisk's ventures with Toshiba in order to consolidate the financial results of these ventures. The potential consolidation of SanDisk's ventures with Toshiba could materially impact the combined company's financial statements, including an adverse effect on gross margins and an increase in debt. Any of the foregoing could have a material adverse effect on the combined company's consolidated financial position and results of operations and the market value of SanDisk's common stock.

If msystems shareholders sell the SanDisk common stock received in the merger immediately, these sales could cause a decline in the market price of SanDisk common stock.

        The SanDisk common stock received by msystems shareholders in the merger will be immediately available for resale in the public market, except for shares issued to msystems' shareholders who were affiliates of msystems before the merger or who become affiliates of SanDisk after the merger, which will be subject to additional transfer restrictions. Based on the number of msystems' ordinary shares and SanDisk's common stock outstanding on October 3, 2006, shareholders of msystems will own approximately 13.0% of the outstanding SanDisk common stock upon completion of the merger. If msystems shareholders sell the SanDisk common stock received in the merger immediately, or if other holders of SanDisk common stock sell significant amounts of SanDisk common stock, the market price of SanDisk common stock may decline.

Other Risks Related to SanDisk

        For a description of other risks associated with SanDisk's business and ownership of SanDisk common stock, please see the section entitled "Risk Factors" and elsewhere in SanDisk's Form 10-Q for the quarter ended July 2, 2006, which is incorporated by reference into this document. See "Where You Can Find More Information."

Other Risks Related to msystems

        For a description of other risks associated with msystems' business, please see the section entitled "Risk Factors" and elsewhere in msystems' Form 20-F for the fiscal year ended December 31, 2005, which is incorporated by reference into this document. See "Where You Can Find More Information."

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

        This document and the documents incorporated by reference into this document contain forward-looking statements. Forward-looking statements are subject to risks and uncertainties. Forward-looking statements include statements concerning possible or assumed future results of operations of SanDisk, msystems or the combined company, statements concerning possible future benefits of the merger and statements concerning SanDisk's, msystems' and the combined company's plans, objectives and expectations. These statements may contain words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or other wording indicating future results or expectations. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by the forward-looking statements in this document and the documents incorporated by reference into this document. Factors that could cause actual results to differ materially include, but are not limited to, those discussed under the caption entitled "Risk Factors" beginning on page 18 and the other cautionary statements made in this document. The business, financial condition or results of operations of SanDisk, msystems or the combined company could be materially adversely affected by any of these factors. Neither SanDisk nor msystems undertakes any obligation to revise or update any forward-looking statements to reflect any event or circumstance that arises after the date of this document, except as required by law. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document and the documents incorporated by reference into this document.

INFORMATION ABOUT THE MSYSTEMS SPECIAL GENERAL MEETING

General; Date; Time and Place

        This document is furnished in connection with the solicitation of proxies by msystems' board of directors for use at the msystems special general meeting. The meeting will be held at the principal executive offices of msystems located at 7 Atir Yeda St., Kfar Saba 44425 Israel on November 8, 2006 at 10:00 a.m. Israel time, unless it is postponed or adjourned.

Purpose of the Special General Meeting

        At the special general meeting, you will be asked to consider and vote upon the proposal to approve the Agreement and Plan of Merger, dated as of July 30, 2006, by and among msystems, SanDisk Corporation and Project Desert Ltd., and approve the merger of Project Desert into msystems under the provisions of the Israeli Companies Law-1999, so that msystems will become a wholly owned subsidiary of SanDisk.

        In addition, you will be asked to consider and vote upon four proposals to approve compensation to directors of msystems for services rendered and to be rendered to msystems.

        You also will be asked to consider, and, as applicable, vote upon, any other business that may properly come before the special general meeting of shareholders or any adjournment or postponement of the special general meeting of shareholders. msystems currently does not contemplate that any other matters will be considered at the special general meeting.

Record Date; Voting Power

        msystems' board of directors has fixed the close of business on October 3, 2006 as the record date for the determination of shareholders entitled to receive notice of and to vote at the special general meeting and any postponement or adjournment of the special general meeting. Each msystems ordinary share entitles the registered holder thereof to one vote. As of the record date, there were 38,314,845 msystems ordinary shares outstanding.

        You are entitled to vote if you are a holder of record of msystems ordinary shares as of the close of business on October 3, 2006. Your shares may be voted at the meeting only if you are present or represented by a valid proxy.

Recommendation of the Board of Directors of msystems Concerning the Merger

        After careful consideration, the board of directors of msystems determined that the merger is in the best interests of msystems and its shareholders and unanimously approved the merger agreement, the merger and all of the transactions contemplated by the merger agreement. Accordingly, the board of directors of msystems unanimously recommends that you vote FOR the proposal to approve the merger agreement and the merger.

Method of Voting; Stock Entitled to Vote; Quorum

        You are being asked to vote the shares held directly in your name as a shareholder of record and any shares you hold in "street name" as beneficial owner. Shares held in street name are shares held in a stock brokerage account or shares held by a bank or other nominee.

        The method of voting differs for shares held as a record holder and shares held in street name. Record holders will receive proxy cards. Holders of shares in street name will receive voting instruction cards in order to instruct their brokers or nominees how to vote.

        Proxy cards and voting instruction cards are being solicited on behalf of the board of directors of msystems from msystems shareholders in favor of the proposal to approve the merger agreement and the merger and the other proposals described in this document.

        You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold shares in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which shares are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

        A quorum of shareholders is necessary to have a valid meeting of msystems' shareholders. The presence of two or more shareholders who collectively hold at least twenty five percent (25%) of the voting rights of msystems on the record date must be present in person or by proxy at the special general meeting of shareholders in order for a quorum to be established, provided that the proxy shall be valid and deposited at msystems' registered office at least 2 hours prior to the special general meeting.

        Abstentions and broker "non-votes" count as present for establishing a quorum. A broker "non-vote" occurs when a broker is not permitted to vote on an item without instructions from the beneficial owner of the shares and no instructions are given. Shares held by msystems in its treasury do not count toward establishing a quorum.

Adjournment and Postponement

        You may be asked to vote upon a proposal to adjourn or postpone the msystems special general meeting, and the proxy card grants authority to the proxy holders to vote, in their discretion, your shares in favor of adjournment or postponement of the special general meeting. Such an adjournment or postponement may be for the purpose of soliciting additional proxies.

Required Vote for the Merger Proposal

        Approval of the merger agreement and the merger will require the affirmative vote of the holders of a majority of the msystems shareholders present (in person or by proxy) and voting (not including abstentions) and holding at least 75% of the ordinary shares represented at the msystems special general meeting. A proxy card of a record shareholder that is signed and returned that does not indicate a vote "for" or "against" a proposal will be counted as a vote "for" that proposal.

        A broker or nominee who holds shares for customers, who are the beneficial owners of those shares, is prohibited from giving a proxy to vote those customers' shares with respect to the proposals to be voted on at the special general meeting of shareholders without instructions from the customer. Shares held by a broker or nominee that are not voted because the customer has not provided instructions to the broker or nominee are not considered to be votes "for" or "against" the merger or any other proposal and will have no effect on the result of the vote.

Share Ownership of msystems Directors and Executive Officers

        As of the record date for the special general meeting, directors and executive officers of msystems beneficially owned and were entitled to vote 8.3% of the msystems ordinary shares outstanding on that date.

How to Vote

Submitting Proxies or Voting Instruction Cards

        If you are a shareholder of record, you may vote your shares by attending the special general meeting of shareholders and voting your shares in person at the meeting or by completing your proxy cards and signing, dating and mailing them in the enclosed self-addressed envelopes. If a proxy card is signed by a shareholder of record of msystems and returned without voting instructions, the shares represented by the proxy will be voted FOR the proposal to approve the merger agreement and the merger, FOR each of the proposals to approve compensation to directors of msystems, and in the discretion of the proxy holders, on any other business that may properly come before the msystems special general meeting of shareholders or any adjournment or postponement of the msystems special general meeting.

        If your shares are held in the name of a broker or nominee, you must either direct the record holder of your shares as to how to vote your msystems ordinary shares or obtain a proxy from the record holder to vote at the special general meeting of shareholders. If you are a beneficial holder of msystems ordinary shares, you should check the voting instruction cards used by your broker or nominee to see if you may vote by using the telephone or the Internet.

Revoking Proxies or Voting Instructions

        If you are a record holder of msystems shares, you may revoke your proxy at any time prior to the time your proxy is voted at the special general meeting of shareholders, provided you do so at least two hours prior to the time set for the msystems special general meeting. Proxies may be revoked by written notice to the corporate secretary of msystems, by a later-dated proxy signed and returned by mail, or by attending the special general meeting of shareholders and voting in person.

        If your shares are held in the name of a broker or nominee, you may change your vote by submitting new voting instructions to your broker or nominee, provided you do so at least 24 hours prior to the time set for the msystems special general meeting. You may not vote your shares in person at the special general meeting of shareholders unless you obtain a signed proxy from the record holder giving you the right to vote those shares.

Solicitation of Proxies

        In addition to solicitation by mail, directors, officers and employees of msystems may solicit proxies for the special general meeting from msystems shareholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses.

        msystems has also made arrangements with Innisfree M&A Incorporated to assist msystems in soliciting proxies for the special general meeting and has agreed to pay Innisfree M&A Incorporated a customary fee, plus certain expenses, for these services. Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of msystems ordinary shares held of record by those persons, and msystems will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing.

        Please do not send in any msystems share certificates with your proxy cards or voting instruction cards.

Attending the msystems Special General Meeting

        Only msystems shareholders, including joint holders, who hold shares of record as of the close of business on October 3, 2006 and other persons holding valid proxies for the special general meeting of shareholders are entitled to attend the special general meeting. All shareholders and their proxies should be prepared to present photo identification. In addition, if you are a record holder, your name is subject to verification against the list of record holders on the record date prior to being admitted to the meeting. msystems shareholders who are not record holders but hold shares through a broker or nominee (i.e., in "street name") should be prepared to provide proof of beneficial ownership on the record date, such as a recent account statement prior to October 3, 2006, or similar evidence of ownership. If you do not provide photo identification or comply with the other procedures outlined above upon request, you will not be admitted to the special general meeting of shareholders.

Contact for Questions and Assistance in Voting

        If you have a question about the merger or how to vote or revoke a proxy you should contact:

msystems Ltd.
Attention: Investor Relations
7 Atir Yeda St.
Kfar Saba 44425, Israel
+972-9-764-5000

        If you need additional copies of this document or voting materials, you should contact Innisfree M&A Associated and its wholly owned UK subsidiary, Lake Isle M&A Incorporated, at:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022

(888) 750-5834 (toll-free from the U.S. and Canada)
or
00800 7710 9971 (toll-free from Europe and Israel)

Banks and Brokers Call Collect:
(212) 750-5833 (New York)
or
+44 (0)20 7710 9960 (London)

Other Matters

        msystems is not aware of any other business to be acted upon at the special general meeting. If, however, other matters are properly brought before the special general meeting or any adjournment or postponement of the special general meeting, the persons named as proxy holders will each have discretion to act on those matters, or to adjourn or postpone the special general meeting.

THE COMPANIES

msystems

        msystems designs, develops and markets flash data storage solutions for consumer electronic markets, primarily targeting the USB flash drive market and the mobile handset market. msystems also offers flash data storage products targeted at the embedded systems market for enterprise, industrial, military, consumer and other applications. msystems' principal executive offices are located at 7 Atir Yeda St., Kfar Saba 44425 Israel and its telephone number is +972 9 764 5000.

        Additional information concerning msystems is included in msystems' reports filed or furnished under the United States Securities Exchange Act of 1934 (referred to in this document as the Exchange Act), that are incorporated by reference into this document. See "Where You Can Find More Information."

SanDisk

        SanDisk is the worldwide leader in flash storage card products. SanDisk designs, develops and markets flash storage devices used for a wide variety of consumer electronics products such as digital cameras, mobile phones, USB drives, gaming devices, MP3 players and other digital consumer devices. Flash storage allows data to be stored in a compact format that retains the data for an extended period of time after the power has been turned off. SanDisk's principal executive offices are located at 601 McCarthy Boulevard, Milpitas, California 95035, United States of America, and its telephone number is +1 408 801 1000.

        Additional information concerning SanDisk is included in SanDisk's reports filed under the Exchange Act that are incorporated by reference into this document. See "Where You Can Find More Information."

THE MERGER

General

        The following section summarizes certain material terms of the merger. A copy of the merger agreement is included in this document as Annex A and is incorporated in this document by reference. We urge you to read the merger agreement in its entirety for a more complete description of the terms and conditions upon which the merger is to be effected.

Structure of the Merger

        The merger is being effected as an arrangement between msystems and its shareholders under the Israeli Companies Law. If the merger agreement is approved by a majority of the msystems shareholders present (in person or by proxy) and voting (not including abstentions) and holding at least 75% of the ordinary shares represented at the msystems special general meeting, and the other conditions to closing are satisfied or waived, Project Desert Ltd., a wholly owned subsidiary of SanDisk, will be merged with and into msystems. msystems will be the surviving company and will become a wholly owned subsidiary of SanDisk.

Merger Consideration

        At the effective time of the merger, msystems shareholders will be entitled to receive, for each msystems ordinary share they hold, 0.76368 of a share of SanDisk common stock.

        You will not receive fractional shares of SanDisk common stock. Instead of receiving a fractional share of SanDisk common stock (after aggregating all the fractional shares of SanDisk common stock that you would otherwise be entitled to receive), you will receive cash (rounded to the nearest whole cent), without interest, equal to that fraction multiplied by the average closing price of one share of SanDisk common stock for the five consecutive trading days ending on and including the second trading day immediately prior to the closing of the merger, as reported on the NASDAQ Global Market.

Schedule of Important Dates

        The following schedule shows important dates and events in connection with the msystems special general meeting:

Date	Event
October 3, 2006	Record date for the msystems special general meeting
November 8, 2006	msystems special general meeting

        The merger may not close until the Israeli court approves the merger and the other conditions to closing of the merger are satisfied or waived. We expect to complete the merger by the end of 2006 or during the first quarter of 2007. The exact timing cannot be predicted because the merger is subject to governmental and regulatory approvals and other conditions which are not within the control of SanDisk or msystems.

Background of the Merger

        From time to time prior to 2006, Dr. Eli Harari, chief executive officer and chairman of SanDisk, proposed to Mr. Dov Moran, chief executive officer and then chairman of msystems, that they explore a business combination of SanDisk and msystems. These included a proposal from Dr. Harari in May 2001, following which he, Mr. Moran and other representatives of the companies discussed a possible business combination transaction, and a proposal from Dr. Harari in August 2003, following which he, Mr. Moran and other representatives of the companies discussed, and Dr. Harari made a presentation to the msystems board of directors regarding, a possible business combination transaction. However, none of those proposals developed into substantive negotiations of a business combination transaction.

        On May 25, 2006, msystems announced that it was launching a public offering of 8,700,000 ordinary shares.

        On May 27, 2006, Dr. Harari contacted Mr. Moran by telephone and proposed that they pursue discussions regarding a possible business combination transaction. Mr. Moran informed Dr. Harari that, in light of msystems' pending public offering, msystems would prefer not to pursue such discussions at that time.

        At a meeting of the msystems board of directors on May 31, 2006, Mr. Moran informed the other members of the msystems board of his conversations with Dr. Harari relating to SanDisk's interest in pursuing a business combination transaction with msystems. At the meeting, the msystems board discussed certain of the advantages, as well as certain of the disadvantages and risks, to msystems and its shareholders that could be posed by pursuing (and possibly consummating) a business combination transaction with SanDisk.

        On June 1, 2006, msystems announced that, in light of the commencement of an internal review of prior stock option grants, msystems would not be proceeding with its previously announced public offering. Later on June 1, 2006, Mr. Moran and Dr. Harari spoke by telephone and they discussed SanDisk's interest in pursuing a possible business combination transaction with msystems.

        On June 4, 2006, Dr. Harari contacted Mr. Moran and reiterated SanDisk's interest in pursuing a possible business combination transaction. Dr. Harari suggested that they each engage investment bankers to discuss the valuation of a possible business combination transaction and informed Mr. Moran that SanDisk was prepared to deliver to Mr. Moran an outline of the general terms of a proposal for an all-stock acquisition of msystems by SanDisk.

        At a meeting of the msystems board of directors on June 4, 2006, the msystems board further discussed the merits of a possible business combination with SanDisk, as well as certain other strategic alternatives that might be possible for msystems, including the possibility of seeking a significant equity investment in msystems from private equity sponsors or institutional investors and applying the proceeds thereof towards making a significant investment in a transaction with a manufacturer of flash memory components in exchange for committed supply and favorable pricing.

        On June 5, 2006, Dr. Harari delivered to Mr. Moran SanDisk's proposal outlining general terms of an all-stock acquisition of msystems by SanDisk.

        At a meeting of the msystems board of directors on June 11, 2006, Mr. Moran updated the msystems board on the status of the strategic alternatives discussed at the June 4th meeting of the msystems board, including the terms of SanDisk's June 5th proposal, and the directors discussed those alternatives.

        During the remainder of June 2006, representatives of msystems and of SanDisk held discussions regarding a possible business combination transaction. Also during the remainder of June 2006, representatives of msystems consulted with representatives of Citigroup regarding certain financial aspects of a possible business combination transaction between msystems and SanDisk, and representatives of Citigroup held preliminary discussions with representatives of SanDisk's financial advisor, Morgan Stanley & Co. Incorporated, with respect to the ratio at which msystems shares might be exchanged for SanDisk shares in such a transaction.

        On June 27, 2006, at an informal gathering of certain members of the msystems board of directors, Dr. Harari made a presentation with respect to SanDisk.

        On June 29, 2006, SanDisk and msystems executed a confidentiality agreement to facilitate the disclosure between them of non-public information in connection with evaluating a possible business combination transaction.

        At meetings in Israel and in telephone conversations held between July 1 and July 3, 2006, Dr. Harari and Mr. Moran discussed the respective businesses of SanDisk and msystems, the potential benefits and risks of a business combination between SanDisk and msystems and the potential terms of a possible business combination transaction.

        At a meeting of the msystems board of directors on July 2, 2006, Mr. Moran updated the msystems board on his discussions with Dr. Harari regarding a possible business combination. Mr. Moran noted that, following discussions among Dr. Harari, Mr. Moran and the companies' respective advisors, SanDisk had increased (in favor of msystems' shareholders) its offer on the ratio at which msystems shares would be exchanged for SanDisk shares in the proposed business combination. The directors discussed the SanDisk proposal, as well as certain possible advantages, and certain possible disadvantages and risks, to msystems and its shareholders of a business combination transaction. The directors also discussed certain materials that had been prepared by Citigroup with respect to valuation and certain other financial aspects of SanDisk's proposal. At the conclusion of the meeting, the msystems board authorized Mr. Moran to continue discussions with SanDisk regarding a possible business combination transaction. The msystems board also requested that presentations with respect to the possible transaction with SanDisk be made to the msystems board at the next board meeting by msystems' legal and financial advisors.

        At a meeting of the msystems board of directors on July 3, 2006, Mr. Moran updated the msystems board regarding his discussions with Dr. Harari. In addition, representatives of Meitar Liquornik Geva & Leshem Brandwein, Israeli counsel for msystems, made a presentation to the msystems board with respect to certain legal considerations for the msystems board in connection with a possible business combination transaction with SanDisk, and representatives of Citigroup made a presentation to the msystems board with respect to certain financial aspects of the possible business combination between msystems and SanDisk. At the conclusion of the meeting, the msystems board authorized Mr. Moran to continue discussions with SanDisk regarding the possible transaction and the potential terms thereof.

        Following the meeting of the msystems board of directors on July 3, 2006, msystems formally engaged Citigroup to act as financial advisor to msystems in connection with a possible business combination transaction with SanDisk.

        Later on July 3, 2006, O'Melveny & Myers LLP and Naschitz, Brandes & Co. (U.S. and Israeli counsel, respectively, to SanDisk) delivered to representatives of msystems, Weil, Gotshal & Manges LLP (U.S. counsel to msystems) and the Meitar law firm, drafts of a merger agreement and certain of the related agreements that SanDisk was proposing. During the remainder of the week of July 3, 2006, Mr. Moran, Dr. Harari and representatives of SanDisk and of msystems held conversations and meetings to discuss their respective companies and the proposed transaction.

        At a meeting of the msystems board of directors on July 10, 2006, Mr. Moran updated the msystems board on the status of negotiations with SanDisk, including (among other things) negotiations regarding the proposed exchange ratio, the treatment of share options held by msystems employees in connection with the proposed transaction, and the scope of the diligence investigations that the companies expected to perform prior to finalizing any agreement.

        Between July 10 and July 14, 2006, representatives of SanDisk and of msystems, together with their respective financial advisors and U.S. and Israeli counsel, held numerous meetings in London to negotiate the terms of the proposed merger agreement and related agreements. At the conclusion of these meetings, a number of transaction terms, including the exchange ratio, remained unresolved.

Representatives of SanDisk and of msystems committed to try to resolve the remaining issues in meetings or by telephone conferences to be held the following week.

        Concurrently with the negotiations of the proposed agreements, representatives of each company conducted a diligence investigation of the other company.

        At a meeting of the msystems board of directors on July 13, 2006, Mr. Moran updated the msystems board on the status of the negotiations with SanDisk and discussed with the other directors the key transaction terms that had been negotiated, as well as key terms that remained unresolved.

        During the week of July 17, 2006, representatives of SanDisk and of msystems, together with their respective U.S. and Israeli counsel, continued to discuss the terms of the proposed merger agreement and related agreements and continued their diligence investigations.

        On July 19, 2006, Mr. Moran, Dr. Harari and other representatives of msystems and of SanDisk met in California to discuss the exchange ratio and other unresolved terms of the proposed transaction. However, the parties did not reach agreement on the exchange ratio or the other remaining open issues.

        Shortly thereafter, Mr. Moran communicated to Dr. Harari that msystems was terminating negotiations of the proposed business combination transaction, in light of, among other things, recent movements in the respective stock prices of SanDisk and msystems and the difference between the parties' respective positions on the appropriate ratio in which msystems shares would be exchanged for SanDisk shares in the proposed transaction.

        At a meeting of the msystems board of directors on July 22, 2006, Mr. Moran updated the msystems board on developments with regard to negotiations with SanDisk.

        On July 24, 2006, msystems issued a press release stating that it had no comment on reports in the news media concerning a rumored sale of msystems.

        On July 25, 2006, Dr. Harari contacted Mr. Moran and proposed that negotiation of the proposed business combination transaction be resumed in light of the recent further movements in the respective stock prices of SanDisk and msystems and SanDisk's willingness to negotiate an increase in the proposed exchange ratio.

        At a meeting of the msystems board of directors on July 26, 2006, Mr. Moran informed the msystems board of Dr. Harari's proposal that negotiations of the proposed business combination transaction be resumed. After discussion, the msystems board authorized msystems' representatives to resume negotiations of, and to resume the diligence process in connection with, the proposed business combination transaction.

        On July 26, 2006, representatives of SanDisk and of msystems, together with their respective advisors, resumed negotiations of the terms of the proposed business combination transaction (including the exchange ratio) and resumed the diligence investigations. Between July 26 and July 29, 2006, representatives of SanDisk and of msystems and their respective advisors participated in numerous meetings and telephone conferences concerning, and exchanged revised drafts of, the proposed merger agreement and related agreements. In addition, representatives of the companies, together with their respective U.S. and Israeli counsel, negotiated certain directors' and officers' indemnification and related provisions with separate counsel for certain members of msystems' senior management team.

        On July 29, 2006, Dr. Harari and Mr. Moran reached a general understanding that the respective boards of directors of SanDisk and msystems should consider an exchange ratio of 0.76368.

        At a meeting of the msystems board of directors on July 29, 2006:

  •
  members of msystems' senior management team and representatives of msystems' financial and legal advisors updated the msystems board on the negotiations with SanDisk and summarized the key findings of the diligence review;

  •
  representatives of Citigroup delivered to the msystems board a verbal opinion, subsequently confirmed in writing, that, as of July 29, 2006 and based on and subject to the factors, assumptions, qualifications and limitations set forth in the opinion, the exchange ratio of 0.76368 of a share of SanDisk common stock to be received for each outstanding msystems ordinary share pursuant to the merger agreement was fair, from a financial point of view, to the holders of msystems ordinary shares; and

  •
  representatives of msystems' legal counsel reviewed with the msystems board the material terms and conditions of the proposed merger agreement and related agreements, and various other legal matters regarding the proposed merger.

        After discussion at the meeting, the msystems board of directors unanimously:

  •
  concluded that the terms of the proposed merger are fair to, and the merger is in the best interests of, msystems and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of msystems to its creditors;

  •
  approved the terms of the proposed merger agreement and the related agreements; and

  •
  determined to recommend to the shareholders of msystems that they vote in favor of approving the merger.

        During the evening of July 29, 2006 and the morning of July 30, 2006, representatives of SanDisk and of msystems, together with their respective U.S. and Israeli counsel, finalized the merger agreement and related agreements.

        On July 30, 2006, SanDisk and msystems executed the merger agreement and related agreements. The parties issued a joint press release announcing the proposed merger on July 30, 2006.

msystems' Reasons for the Merger; Recommendation of the msystems Board of Directors msystems' Reasons for the Merger

        On July 29, 2006, the msystems board of directors unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the merger, and concluded that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of msystems to its creditors. The board of directors of msystems believes that the merger is fair to and in the best interests of msystems and its shareholders and unanimously recommends that msystems shareholders vote in favor of approval of the merger agreement and the merger.

        In reaching its conclusion that the merger is in the best interests of msystems and its shareholders, the msystems board of directors, during the course of the negotiations with SanDisk, consulted with members of msystems' management team and its financial, accounting and legal advisors regarding various strategic and financial aspects of the merger and the results of the diligence review conducted with respect to SanDisk. In addition, the msystems board of directors consulted with representatives of Citigroup regarding the fairness, from a financial point of view, to msystems' shareholders of the proposed ratio for exchanging msystems ordinary shares for shares of SanDisk common stock in the merger. In connection with considering the information provided by msystems' management team and representatives of its financial, accounting and legal advisors in analyzing the terms of the merger agreement and related agreements, and in reaching its decision to approve the merger, the msystems board of directors considered a variety of factors. The key factors considered by the msystems board of directors are summarized below.

msystems' Prospects and Challenges as an Independent Entity

        The msystems board of directors considered the views of msystems' management and advisors with respect to the conditions, trends and challenges in the industry within which msystems operates, and msystems' prospects and challenges if it was to remain an independent company, including the following:

  •
  msystems' cost disadvantage as compared to many of its key competitors who benefit from vertical integration, enabling those competitors to take advantage of streamlined cost structures to impose pricing pressure on the market, thereby negatively affecting msystems' gross margins and profitability;

  •
  the risks associated with continued dependency on msystems' primary suppliers of flash memory, particularly in the often recurring environment of tight supply for flash memory; and

  •
  the expected need to raise substantial additional capital to fund potential investments or expenditures to secure additional sources of supply for flash memory components at favorable prices, and the challenges of raising the needed capital.

Benefits and Strategic Advantages of the Merger

        The msystems board of directors considered the views of msystems' management team and its advisors regarding the anticipated benefits and strategic advantages of a combination with SanDisk, including the following:

  •
  the opportunity to combine two pioneers and leaders in the flash storage market, with complementary product lines, technology, intellectual property, sales channels and relationships;

  •
  the ability to achieve vertical integration by gaining access to SanDisk's dedicated, captive supply of flash memory, which would provide msystems with an improved cost structure and the ability to influence the various technical specifications, densities and quantities of flash memory components manufactured in any given period;

  •
  the benefits of combining the innovation, technology and intellectual property of both companies, and the ability of the combined company to accelerate the commercialization of its technological innovations, including msystems' x4 technology;

  •
  the ability to take advantage of SanDisk's global distribution channels, proven brand recognition and existing customers, partners and strategic relationships in order to accelerate msystems' market penetration in its target markets;

  •
  the benefits of combining msystems' OEM sales channels and customers and SanDisk's retail sales channels and customers;

  •
  the ability to take advantage of the extensive research and development platforms, intellectual property and other technological resources of each company in order to develop new technological innovations, anticipate and meet the evolving needs of the marketplace and provide customers more innovative, diverse and compelling products and to get them to market more quickly and at more competitive prices;

  •
  the ability of the combined company, through enhanced scale, financial strength and capacity, to better compete in the dynamic, rapidly evolving flash storage market;

  •
  the complementary product lines of msystems and SanDisk and the ability of the combined company to offer a more comprehensive product offering to a wider customer base;

  •
  the ability to build on each company's portfolio of patents and other intellectual property and research and development activities to strengthen the combined company's ability to license intellectual property rights to third parties;

  •
  the elimination of any potential impediments to msystems' future business that could be presented by SanDisk's portfolio of patents and intellectual property rights; and

  •
  the opportunity to provide msystems with access to SanDisk's greater financial resources.

Alternatives to a Merger with SanDisk

        The msystems board of directors considered the views of msystems' management and its advisors regarding the potential alternatives to a merger with SanDisk, including the following:

  •
  seeking a significant equity investment in msystems from private equity sponsors or institutional investors and applying the proceeds towards making a significant investment in a transaction with a manufacturer of flash memory components in exchange for committed supply and favorable pricing;

  •
  exploring opportunities to more fully vertically integrate msystems through the acquisition of, or investment in, a flash memory business or a flash memory fabrication facility of a third party;

  •
  exploring opportunities to develop a retail channel business through the acquisition of, or investment in, a business with existing retail channels and/or a recognized retail brand name; and

  •
  seeking an alternative merger partner who could provide similar or greater benefits and strategic advantages as compared to the proposed merger with SanDisk.

        The msystems board of directors also considered the view of msystems' management and its advisors as to the likelihood of achieving, and the potential risks associated with, these alternatives to the merger, including the following:

  •
  the difficulties in negotiating and structuring a substantial investment or other significant transaction with a manufacturer of flash memory components to provide msystems with flash component pricing that would allow msystems to approach a vertically-integrated cost structure;

  •
  the risks associated with a significant investment or transaction with a flash manufacturer, including the exposure to the risks of that entity, for example lagging technology, financial stability and its long-term prospects of success in the NAND flash market, and the difficulty of managing any such investment or transaction given msystems' lack of experience and know-how in silicon manufacturing processes and semiconductor fabrication in general;

  •
  the lack of appropriate opportunities to acquire a flash memory business or a fabrication facility or a business with existing retail channels and/or a recognized retail brand name;

  •
  the need to raise substantial additional capital to fund any of the foregoing, and the challenges of raising capital given recent developments and market conditions; and

  •
  the absence of inbound inquiries from other potential merger partners, and the potential harm to msystems' business that could result from disclosure that msystems was seeking a merger partner, if a merger transaction is not ultimately consummated.

        The msystems board of directors then considered the view of msystems' management that, in light of all of the foregoing, the proposed merger with SanDisk represented a more favorable alternative for msystems and its shareholders.

Opinion of Citigroup

        The msystems board of directors reviewed a detailed presentation by representatives of Citigroup regarding the financial aspects of the transaction and considered the opinion of Citigroup that, as of July 29, 2006 and subject to the factors, assumptions, qualifications and limitations set forth in the opinion, the exchange ratio of 0.76368 of a share of SanDisk common stock to be received for each msystems ordinary share pursuant to the merger agreement was fair, from a financial point of view, to the holders of msystems ordinary shares.

Exchange Ratio

        The msystems board of directors considered the fact that the proposed ratio for exchanging msystems ordinary shares for shares of SanDisk common stock in the merger would provide msystems' shareholders with a premium when comparing msystems' and SanDisk's respective stock prices at the time of execution of the merger agreement. Specifically, the msystems board of directors noted that the implied price per share based on the 0.76368 exchange ratio represented a premium of 13.2% to the closing price of msystems ordinary shares on July 28, 2006 (the last trading day before the merger agreement was signed), a premium of 26.0% to the average closing price of msystems ordinary shares for the last thirty trading days prior to and including July 28, 2006, and a premium of 37.4% to the closing price of msystems ordinary shares on July 18, 2006, the last trading day before the day rumors regarding the proposed transaction surfaced. The msystems board of directors also considered the fact that the SanDisk shares to be received in the merger would be exempt from registration under the United States securities laws and would be available for trading on the NASDAQ Global Market and, as such, would be freely tradable by msystems' shareholders, subject to certain restrictions applicable to msystems' affiliates and SanDisk's affiliates. See "—Opinion of msystems' Financial Advisor" for more information about that premium.

        The msystems board of directors also considered the fact that the value of the SanDisk common stock to be received by msystems shareholders in the merger could change depending upon the performance of SanDisk common stock between the time of the execution of the merger agreement and the time of completion of the merger, as well as other factors. In addition, the msystems board of directors considered the fact that the merger agreement does not contain any "collar" or other provisions designed to limit the effect of declines in the market price of SanDisk common stock prior to the completion of the merger on the value of the consideration to be received in the merger by holders of msystems ordinary shares. The msystems board of directors noted that, while the absence of these provisions exposes msystems shareholders to some market risk, the risk is mitigated to some extent by the fact that holders of msystems ordinary shares will participate in any appreciation in the value of SanDisk common stock between the time of the execution of the merger agreement and the time of the completion of the merger. The msystems board of directors also noted that SanDisk would likely have required that any protection in the merger agreement against declines in the market price of SanDisk common stock be coupled with a corresponding cap on the benefit that msystems shareholders could enjoy as a result of increases in the market price of SanDisk common stock.

Expected Tax Treatment

        The msystems board of directors considered the expected tax treatment of the merger for U.S. federal income tax and Israeli tax purposes. The msystems board of directors noted that receipt of specified legal opinions from msystems' counsel relating to such expected tax treatment is a condition to the merger.

Continuing Equity Interest of msystems Shareholders in SanDisk

        The msystems board of directors considered the fact that, by providing for the exchange of msystems ordinary shares for shares of SanDisk common stock, the merger agreement provides for holders of msystems ordinary shares to participate, through their continued equity stake in SanDisk, in the value that may be generated by the combination of msystems and SanDisk, including the various benefits and strategic advantages of the merger mentioned above, while realizing through the exchange of shares a premium for their msystems shares (based on stock prices at the time of execution of the merger agreement), and while also obtaining tax-free treatment. The msystems board of directors also noted the percentage ownership to be received by msystems' shareholders in the combined company represented by the exchange ratio, which the msystems board of directors believed was consistent with msystems' contributions to the combined company, including as measured by historical and projected relative operating contributions.

Conditions, Termination Provisions, and Voting Undertakings

        The msystems board of directors reviewed the conditions to the completion of the merger, including the condition that the merger be approved by a vote of the requisite percentage of msystems shareholders, as described elsewhere in this document.

        The msystems board of directors also reviewed the circumstances under which msystems or SanDisk would have the right to terminate the merger agreement.

        In addition, the msystems board of directors reviewed the provisions of the merger agreement that restrict msystems' right to solicit any proposal or offer regarding any acquisition of msystems. The msystems board of directors also reviewed the provisions of the merger agreement that require the msystems board of directors to recommend approval of the merger by the shareholders of msystems and restrict the msystems board of directors from withdrawing or modifying its recommendation unless, subject to specified conditions, it has received an unsolicited acquisition proposal which would, if completed, result in a transaction that is more favorable (from a financial point of view) to msystems' shareholders than the merger and which the acquiring party is capable of completing on the terms proposed. In addition, the msystems board of directors reviewed the amounts that might be payable if the merger agreement is terminated under specified circumstances.

        The msystems board of directors also considered the terms of the voting undertakings to be entered into by all of the directors and certain executive officers of msystems at the time of execution of the merger agreement. The msystems board of directors noted that, pursuant to the voting undertakings, these individuals would: (1) agree to vote all of their msystems shares in favor of the merger and (2) agree that if the merger agreement is terminated under certain circumstances and such individuals subsequently receive consideration for their msystems shares in an alternative business combination transaction that is completed within twelve months after termination of the merger agreement, then those individuals will pay to SanDisk 50% of the excess, if any, of the value of the consideration they receive in the alternative business combination transaction over the value of the SanDisk shares that they would have received in the proposed merger (with the SanDisk shares being valued as of the date the merger agreement was terminated).

        The msystems board of directors noted that each of these provisions could have an impact on a third party considering an unsolicited acquisition proposal for msystems. However, the msystems board of directors also noted that SanDisk had specified that msystems' agreement to each of these provisions was a condition to SanDisk's willingness to enter into the merger agreement. The msystems board of directors further noted that the merger agreement allowed msystems to terminate the merger agreement, subject to msystems' payment of a $74 million termination fee to SanDisk and satisfying other specified conditions, in order to approve an unsolicited acquisition proposal which would, if completed, result in a transaction that is more favorable (from a financial point of view) to msystems shareholders than the merger and which the acquiring party is capable of completing on the terms proposed. The msystems board of directors also noted that msystems had not solicited acquisition offers from any other possible acquirers prior to entering into the merger agreement with SanDisk, in part due to concerns relating to the potential harm to msystems' business that could result from disclosure that msystems was seeking a merger partner, if a merger transaction is not ultimately consummated.

Regulatory Matters

        In considering the various conditions that must be satisfied prior to the completion of the merger, the msystems board of directors specifically considered the various regulatory filings and approvals that would be necessary to complete the merger, including expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and receipt of the regulatory approvals referred to in "—Regulatory Matters." The msystems board of directors noted the views of members of msystems' management team and of msystems' advisors as to the timing of, and the process and factors involved, in making such filings and seeking such approvals. The msystems board of directors also noted that the merger agreement provides that if the merger agreement is terminated under certain circumstances as a result of not receiving antitrust approvals, SanDisk has agreed that msystems will have the option of requiring SanDisk to make an investment in msystems by purchasing from msystems a number of msystems ordinary shares (such number to be designated by msystems) equal to up to 9.9% of the number of msystems ordinary shares outstanding on the date of termination of the merger agreement, at a per share purchase price equal to the greater of (A) $38.15 and (B) the average closing price of msystems ordinary shares for the five consecutive trading days ending on the date of such termination. See "The Merger Agreement—Investment in msystems Upon Termination."

Certain Risks

        The msystems board of directors considered several risks associated with the proposed transaction. These included:

  •
  the risk that the merger may not be completed (including the related risks of loss of, or harm to, relationships with customers, suppliers and business partners);

  •
  the risk that key employees will not remain with msystems;

  •
  the risk that the attention and efforts of senior members of msystems' management team may be diverted from msystems' businesses while they are working to implement the merger, and that valuable strategic opportunities may be lost;

  •
  risks associated with the restrictions imposed under the merger agreement on msystems' operational flexibility during the pendency of the merger;

  •
  the risk that, even if the merger is completed, the anticipated benefits and strategic advantages of the merger may not be realized;

  •
  the risk that if the merger agreement is terminated under certain circumstances, msystems may become obligated (pursuant to the terms of the merger agreement) to pay SanDisk a $74 million termination fee; and

  •
  the various factors referred to in the sections of this document entitled "Risk Factors" and "Cautionary Statements Regarding Forward-Looking Statements."

Other Considerations

        The msystems board of directors considered the fact that certain directors and executive officers of msystems have interests in the merger that could be deemed to be different from, or in addition to, the interests of msystems shareholders generally, including as described in the section of this document entitled "Interests of Certain Persons in the Merger."

        The above summary of certain factors considered by the msystems board of directors in connection with its evaluation of the merits of the merger is not intended to be an exhaustive list or discussion of the factors considered by the msystems board. Due to the variety of the factors that the msystems board considered in evaluating the merits of the merger, the msystems board did not find it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors considered in its evaluation. In addition, the msystems board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, should be regarded as favorable or unfavorable. Instead, the msystems board analyzed all of the factors as a whole and determined that, overall, the totality of the factors support its conclusion that the merger is in the best interests of msystems and its shareholders. Individual members of the msystems board of directors may have assigned different relative weights or conclusions to each factor affecting the board's determination.

Recommendation of the msystems Board of Directors

        The msystems board of directors believes that the merger is advisable, and is fair and in the best interests of msystems and its shareholders and unanimously recommends that you vote FOR the proposal to approve the merger agreement and the merger.

Opinion of msystems' Financial Advisor

        Citigroup was retained to act as financial advisor to msystems in connection with the merger. Pursuant to Citigroup's engagement letter with msystems, dated July 3, 2006, Citigroup rendered its written opinion to the msystems board of directors on July 29, 2006, to the effect that, as of the date of the opinion and based upon and subject to the considerations and limitations set forth in the opinion, its work described below and other factors it deemed relevant, the exchange ratio was fair, from a financial point of view, to the holders of msystems ordinary shares.

        The full text of Citigroup's opinion, which sets forth the assumptions made, general procedures followed, matters considered and limits on the review undertaken, is included as Annex B to this document. The summary of Citigroup's opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of msystems ordinary shares are urged to read the Citigroup opinion carefully and in its entirety.

        Citigroup's opinion was limited solely to the fairness of the exchange ratio from a financial point of view as of the date of the opinion. Neither Citigroup's opinion nor the related analyses constituted a recommendation of the proposed merger to the msystems board of directors. Citigroup makes no recommendation to any shareholder regarding how such shareholder should vote with respect to the merger.

        In arriving at its opinion, Citigroup reviewed a draft of the merger agreement dated July 29, 2006 and held discussions with certain senior officers, directors and other representatives and advisors of msystems and certain senior officers and other representatives and advisors of SanDisk concerning the businesses, operations and prospects of msystems and SanDisk. Citigroup examined certain publicly available business and financial information relating to msystems and SanDisk as well as certain financial forecasts and other information and data relating to msystems and SanDisk which were provided to or discussed with Citigroup by the respective managements of msystems and SanDisk, including information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of msystems and SanDisk to result from the merger. Citigroup reviewed the financial terms of the merger as set forth in the merger agreement in relation to, among other things:

  •
  current and historical market prices and trading volumes of msystems ordinary shares and SanDisk common stock;

  •
  the historical and projected earnings and other operating data of msystems and SanDisk; and

  •
  the capitalization and financial condition of msystems and SanDisk.

        Citigroup considered, to the extent publicly available, the financial terms of certain other transactions which Citigroup considered relevant in evaluating the merger and analyzed certain financial, stock market and other publicly available information relating to businesses of other companies whose operations Citigroup considered relevant in evaluating those of msystems and SanDisk. Citigroup also evaluated certain potential pro forma financial effects of the merger on SanDisk. In addition to the foregoing, Citigroup conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as it deemed appropriate in arriving at its opinion.

        In rendering its opinion, Citigroup assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citigroup and upon the assurances of the managements of msystems and SanDisk that they were not aware of any relevant information that had been omitted or that remained undisclosed to Citigroup. With respect to financial forecasts and other information and data relating to msystems and SanDisk provided to or otherwise reviewed by or discussed with it, Citigroup was advised by the respective managements of msystems and SanDisk that such forecasts and other information and data had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of msystems and SanDisk as to the future financial performance of msystems and SanDisk, the potential strategic implications and operational benefits anticipated to result from the merger and the other matters covered thereby. At the direction of msystems and SanDisk, Citigroup relied upon Wall Street estimates for financial forecasts for SanDisk and msystems for fiscal years 2006 and 2007. Citigroup assumed, with the consent of the msystems board of directors, that the merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on msystems, SanDisk or the contemplated benefits of the merger. Citigroup was advised by representatives of msystems and further assumed that the final terms of the merger agreement would not vary materially from those set forth in the draft reviewed by Citigroup. Citigroup also assumed, with the consent of the msystems board of directors, that the merger would be treated as a tax-free reorganization for both federal income tax purposes and Israeli income tax purposes. Citigroup further assumed with the permission of the msystems board of directors that no holder of msystems ordinary shares would receive any payment in connection with the merger in respect of their msystems ordinary shares other than the merger consideration provided for in the merger agreement. Citigroup's opinion related to the relative values of msystems and SanDisk. Citigroup did not express any opinion as to what the value of the SanDisk common stock actually would be when issued pursuant to the merger or the price at which the SanDisk common stock would trade at any time. Citigroup did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of msystems or SanDisk nor did Citigroup make any physical inspection of the properties or assets of msystems or SanDisk.

        Citigroup was not requested to, and it did not, solicit third party indications of interest in the possible acquisition of all or a part of msystems, nor did Citigroup consider, and its opinion does not address, the relative merits of the merger as compared to any alternative business strategies that might exist for msystems or the effect of any other transaction in which msystems might engage. Citigroup's opinion necessarily was based on information available to it, and financial, stock market and other conditions and circumstances existing as of the date of the opinion.

        In connection with rendering its opinion, Citigroup made a presentation to the msystems board of directors on July 29, 2006, with respect to the material analyses performed by Citigroup in evaluating the fairness of the exchange ratio. The following is a summary of that presentation. The summary includes information presented in tabular format. In order to understand fully the financial analyses used by Citigroup, these tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed at or prior to July 28, 2006 and is not necessarily indicative of current or future market conditions.

Comparable Companies Analysis

        Citigroup compared historical and forecasted financial information for msystems and SanDisk, with selected publicly traded companies that operate in the flash based systems, flash memory semiconductors and consumer semiconductors sectors. The selected comparable companies considered by Citigroup were:

  Systems

  •
  Imation Corp.

  •
  Silicon Storage Technology Inc.

  •
  Simpletech Inc.

  •
  Dane-Elec Memory

  Memory

  •
  Hynix Semiconductor Inc.

  •
  Micron Technology Inc.

  •
  Spansion Inc.

  •
  Saifun Semiconductors Ltd.

  Consumer

  •
  NVIDIA Corporation

  •
  Trident Microsystems Inc.

  •
  Zoran Corporation

        For msystems, SanDisk and each of the selected comparable companies, Citigroup derived and compared, among other things, the ratio of each company's firm value ("FV") to its estimated revenues for 2006 and 2007 and its estimated earnings before interest and taxes ("EBIT") for 2006 and 2007 and the ratio of each company's equity value ("EV") to its estimated cash net income for 2006 and 2007.

        The forecasted financial information used by Citigroup for msystems and SanDisk was based on information provided by management and in publicly available Wall Street analysts' reports. The forecasted financial information used by Citigroup for the selected comparable companies was based on public filings and information published by Factset Research Systems, Inc. and First Call Corporation. Factset Research Systems, Inc. provides economic and financial information on companies. First Call Corporation compiles summaries of financial forecasts published by various investment banking firms. Citigroup calculated equity value as all fully diluted shares (all basic shares outstanding plus all vested and unvested in-the-money options and all in-the-money convertible securities) multiplied by closing stock price on July 28, 2006, less any proceeds that would be received in connection with the exercise of all vested or unvested in-the-money options. Citigroup calculated firm value as equity value plus non-convertible debt, minority interest, non-convertible preferred stock and all out-of-the-money convertible securities, minus investments in unconsolidated affiliates and cash. Citigroup calculated cash net income as net income excluding non-recurring expenses and certain non-cash charges.

        Based on these analyses, Citigroup derived the following multiples for the comparable companies:

	Mean	Median	Range
FV/REV
2006E	2.2x	1.2x	0.3x – 9.4x
2007E	1.7x	1.0x	0.3x – 6.6x
FV/EBIT
2006E	15.1x	11.5x	6.1x – 41.0x
2007E	10.8x	9.9x	5.5x – 17.9x
EV/Cash Net Income
2006E	19.6x	18.5x	7.1x – 37.7x
2007E	15.7x	14.8x	6.8x – 35.8x

        Citigroup then derived multiple ranges for msystems and SanDisk, which it utilized to calculate ranges of implied firm value and equity value for each of msystems and SanDisk. Citigroup then derived corresponding ranges of equity value per share for each operating statistic as follows:

	msystems Equity Value Per Share	SanDisk Equity Value Per Share
FV/EBIT
CY 2006E	$20.21 – $27.94	$39.07 – $51.01
CY 2007E	$20.68 – $27.27	$38.42 – $45.77
EV/Cash Net Income
CY 2006E	$23.97 – $28.20	$41.58 – $50.82
CY 2007E	$30.75 – $34.85	$44.00 – $49.50

        Based on these data, Citigroup derived reference ranges for msystems' and SanDisk's equity value per share. Utilizing these ranges Citigroup calculated an implied exchange ratio range of 0.55x to 0.71x. Citigroup noted that the 0.76368 exchange ratio in the merger exceeded this range.

  Premiums Paid Analysis

        Citigroup reviewed publicly available information for 55 merger or acquisition transactions involving publicly traded companies announced since January 1, 2004 in the technology industry involving deal equity values over $500 million. For each selected precedent transaction, Citigroup derived the implied premium paid in the transaction per share of common stock of the target company with respect to: (i) one day prior to the announcement of the transaction, (ii) the average of the 10-day period prior to the announcement of the transaction and (iii) the average of the 30-day period prior to the announcement of the transaction.

        The following table sets forth the results of these analyses:

	High	Low	Mean	Median
1 Day Prior to Announcement	94.6%	(0.8)%	26.3%	25.1%
10-Day Average	81.2%	(0.2)%	28.2%	28.0%
30-Day Average	85.1%	(2.4)%	29.9%	27.2%

        Based on this analysis, Citigroup applied a premium of 25% to the range of implied equity value per share of msystems ordinary shares derived in the comparable companies analyses described above, and, utilizing the range of implied equity value per share of SanDisk derived in the comparable companies analyses described above, derived an implied exchange ratio range of 0.69x to 0.89x. Citigroup noted that the 0.76368 exchange ratio in the merger fell within this range.

        For nine of these transactions, regarding which there were rumors in the media concerning the transaction prior to the official announcement of the transaction, Citigroup derived the implied premium paid in the transaction per share of common stock of the target company with respect to (i) one day prior to the official announcement of the transaction and (ii) one day prior to the day rumors regarding the transaction surfaced in the media. The following table sets forth the results of these analyses:

	Mean	Median
1 Day Prior to Official Announcement	7.6%	3.7%
1 Day Prior to Rumors of the Transaction	26.8%	19.8%

        Citigroup noted that the 0.76368 exchange ratio in the merger implied a 13.2% premium to one day prior to official announcement of the merger and a 37.4% premium to July 18, 2006, the last trading day before the day rumors regarding the proposed merger surfaced.

  Selected Precedent Transaction Analysis

        Citigroup reviewed information for:

  •
  completed merger or acquisition transactions involving target companies operating in the flash related memory sector of the semiconductor industry announced since January 1, 2003; and

  •
  completed public merger or acquisition transactions involving target companies operating in other sectors of the semiconductor industry announced since June 1, 2003.

        The selected precedent transactions considered by Citigroup to be most relevant in the flash related memory industry were the following (in each case, the acquirer is listed first, followed by the target company):

  •
  Micron Technology Inc./Lexar Media Inc.

  •
  Imation Corp./Memorex International

        The selected precedent transactions considered by Citigroup to be most relevant in the other sectors of the semiconductor industry were the following (in each case, the acquirer is listed first, followed by the target company):

  •
  Advanced Micro Devices Inc./ATI Technologies Inc.

  •
  Integrated Device Technology Inc./Integrated Circuit Systems Inc.

  •
  Vishay Intertechnology Inc./Siliconix Inc.

  •
  Intersil Corp./ Xicor Inc.

  •
  Conexant Systems Inc./ GlobeSpanVirata Inc.

        For each selected precedent transaction listed above and for the merger, Citigroup derived and compared, among other things, the ratio of the firm value of the target company based on the consideration paid in the transaction to the revenue, earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBIT of the target company, in each case, for the last twelve-month period ("LTM") prior to the announcement of the transaction for which financial results were available. In performing these analyses, Citigroup used information from public documents, SDC and Bloomberg. SDC is a collection of databases providing information on financial transactions. Bloomberg provides real-time and archived financial and market data.

        The following table sets forth the results of these analyses:

	Range	Mean	Median	msystems at Merger Price
Ratio of Firm Value to:
LTM Revenue	0.6x – 12.2x	3.9x	2.1x	2.0x
LTM EBITDA	6.6x – 20.5x	12.2x	9.3x	17.5x
LTM EBIT	10.3x – 22.3x	14.6x	11.2x	18.7x

        Based on these data, Citigroup derived a reference range for the implied equity value per share of msystems ordinary shares. Utilizing the range of implied equity value per share of SanDisk derived in the comparable companies analyses described above, Citigroup derived an implied exchange ratio range of 0.55x to 0.76x. Citigroup noted that the 0.76368 exchange ratio in the merger exceeded this range.

  Contribution Analysis

        Citigroup performed analyses of the relative contribution of msystems to the pro forma combined company with respect to certain financial data, including:

  •
  EBITDA for the last twelve months and estimated EBITDA for 2006 and 2007;

  •
  EBIT for the last twelve months and estimated EBIT for 2006 and 2007; and

  •
  estimated cash net income for 2006 and 2007.

        The purpose of this analysis was to determine the implied contributions of msystems to the pro forma combined entity based on historic and estimated operational statistics and to derive implied exchange ratios based on msystems contributions to the combined entity. Citigroup utilized company filings for historic data and publicly available Wall Street analysts' reports for the estimates.

        The following table sets forth the results of Citigroup's analyses of msystems' relative contribution to the combined pro forma entity and the corresponding exchange ratio implied from the results:

	msystems' Relative Contribution	Implied Exchange Ratio
EBITDA
LTM	10.5%	0.531x
CY 2006E	13.0%	0.653x
CY 2007E	12.9%	0.648x
EBIT
LTM	11.2%	0.565x
CY 2006E	13.4%	0.672x
CY 2007E	13.1%	0.660x
Cash Net Income
CY 2006E	11.3%	0.610x
CY 2007E	13.6%	0.752x

        Based on these analyses, Citigroup derived a range for the implied exchange ratio of 0.53x to 0.75x. Citigroup noted that the 0.76368 exchange ratio in the merger exceeded this range.

  Implied Historical Exchange Ratio Analysis

        Citigroup compared the historical trading prices for msystems ordinary shares and SanDisk common stock during the twelve-month period ended July 28, 2006. Citigroup used this information to derive an implied historical exchange ratio of the closing price per share of msystems ordinary shares to the closing price per share of SanDisk common stock on July 28, 2006 and to derive average implied historical exchange ratios of the closing prices per share of msystems ordinary shares to the closing prices per share of SanDisk common stock for the ten, thirty, sixty and ninety trading days, and the six-month, nine-month and twelve-month periods, each ending on July 28, 2006. Citigroup derived implied historical exchange ratios by dividing the closing price per share of msystems ordinary shares by the closing price per share of SanDisk common stock for each trading day in the period from July 28, 2005 through July 28, 2006. Implied historical exchange ratios provide a measure of the relative trading value of a share of msystems ordinary shares to a share of SanDisk common stock during the relevant periods. The following table sets forth the results of Citigroup's analysis:

Period	Implied Historical Exchange Ratio
July 28, 2006	0.674x
Last Ten Trading Days	0.685x
Last Thirty Trading Days	0.616x
Last Sixty Trading Days	0.587x
Last Ninety Trading Days	0.554x
6-Month Average	0.523x
9-Month Average	0.533x
12-Month Average	0.565x
12-Month Low	0.418x
12-Month High	0.768x

        Citigroup noted that in each case described above (other than the twelve-month high), the 0.76368 exchange ratio in the merger exceeded the implied historical exchange ratio derived by Citigroup. Citigroup also noted that the exchange ratio in the merger fell within the range of the twelve-month low and twelve-month high implied historical exchange ratios.

        Citigroup's advisory services and opinion were provided for the information of the msystems board of directors in its evaluation of the merger and did not constitute a recommendation of the merger to msystems or a recommendation to any holder of msystems ordinary shares as to how that shareholder should vote on any matters relating to the merger.

        The preceding discussion is a summary of the material financial analyses furnished by Citigroup to the msystems board of directors, but it does not purport to be a complete description of the analyses performed by Citigroup or of its presentations to the msystems board of directors. The preparation of financial analyses and fairness opinions is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. Citigroup made no attempt to assign specific weights to particular analyses or factors considered, but rather made qualitative judgments as to the significance and relevance of all the analyses and factors considered and determined to give its fairness opinion as described above. Accordingly, Citigroup believes that its analyses, and the summary set forth above, must be considered as a whole and that selecting portions of the analyses and of the factors considered by Citigroup, without considering all of the analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses conducted by Citigroup and its opinion. With regard to the precedent transactions analyses summarized above, Citigroup selected precedent transactions on the basis of various factors, including size and similarity of the constituent companies as compared to msystems; however, no transaction utilized as a comparison in these analyses is identical to the merger. As a result, these analyses are not purely mathematical, but also take into account differences in financial and operating characteristics of the subject companies and other factors that could affect the transaction to which the merger is being compared.

        In its analyses, Citigroup made numerous assumptions with respect to msystems and SanDisk, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of msystems or SanDisk. Any estimates contained in Citigroup's analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because these estimates are inherently subject to uncertainty, none of msystems, the msystems board of directors, SanDisk, Citigroup or any other person assumes responsibility if future results or actual values differ materially from the estimates.

        Citigroup's analyses were prepared solely as part of Citigroup's analysis of the fairness of the exchange ratio in the merger and were provided to the msystems board of directors in that connection. The opinion of Citigroup was only one of the factors taken into consideration by the msystems board of directors in making its determination to approve the merger agreement and the merger. See "—msystems' Reasons for the Merger."

        Citigroup is an internationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. msystems selected Citigroup to act as its financial advisor on the basis of Citigroup's international reputation and Citigroup's familiarity with msystems. Citigroup and its affiliates in the past have provided services to msystems unrelated to the merger, for which services Citigroup and such affiliates have received compensation, including, without limitation, advising msystems in November, 2005 on its acquisition of Microelectronica Espanola and acting as sole bookrunner in connection with msystems' March 17, 2005 $75 million offering of 1.0% Convertible Senior Notes due 2035. In the ordinary course of business, Citigroup and its affiliates may actively trade or hold the securities of msystems and SanDisk for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citigroup and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with msystems, SanDisk and their respective affiliates.

        Pursuant to Citigroup's engagement letter, msystems agreed to pay Citigroup the following fees for its services rendered in connection with the merger: (i) 20% of the transaction fee described in clause (ii) below, payable promptly upon delivery by Citigroup of its opinion; and (ii) a transaction fee equal to 0.75% of the transaction value (less any amounts previously paid under the immediately preceding clause (i)), payable promptly upon consummation of a transaction. msystems has also agreed to reimburse Citigroup for its reasonable travel and other expenses, subject to a cap, incurred in performing services in connection with its engagement, including the reasonable fees and expenses of its counsel, and to indemnify Citigroup against specific liabilities and expenses relating to or arising out of its engagement, including liabilities under the federal securities laws.

        The exchange ratio was determined by arm's-length negotiations between msystems and SanDisk, in consultation with their respective financial advisors and other representatives, and was not established by such financial advisors.

Material U.S. Federal and Israeli Income Tax Consequences

        Tax matters are very complicated, and the tax consequences of the merger to you will depend on your particular situation. You are encouraged to consult your own tax advisor regarding the specific tax consequences of the merger to you, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws. This discussion is not intended to be a complete analysis or description of all potential tax consequences of the merger.

Material U.S. Federal Income Tax Consequences

        The following is a discussion of certain of the material United States federal income tax consequences of the merger to msystems shareholders, which we sometimes refer to in this section as holders. The discussion below does not address all aspects of U.S. federal income taxation that may be relevant to shareholders who are subject to special provisions of U.S. federal income tax law. For example, the discussion does not address all aspects of U.S. federal income taxation that may be relevant to:

  •
  shareholders liable for alternative minimum tax;

  •
  shareholders that actually or constructively own, or have owned within the last five years, 5% or more by vote of the outstanding shares of msystems, or after the merger, will own, 5% or more by vote of the outstanding stock of SanDisk;

  •
  holders of options or warrants to acquire msystems shares;

  •
  shareholders that hold their shares as part of a straddle, hedge, synthetic security, conversion transaction or other integrated investment composed of msystems shares and one or more other investments;

  •
  shareholders whose "functional currency" is not the U.S. dollar;

  •
  mutual funds, banks, thrifts or other financial institutions;

  •
  insurance companies;

  •
  shareholders whose holding of msystems shares constitute shares of a "passive foreign investment company," as such term is defined in the Internal Revenue Code of 1986, which we refer to in this document as the Code;

  •
  shareholders taxable as partnerships, subchapter S corporations, fixed investment trusts, or other entities treated as tax "flow-through" entities for United States federal income tax purposes;

  •
  shareholders who acquired their msystems shares in compensatory transactions;

  •
  tax-exempt organizations and pension funds;

  •
  traders in securities that elect mark-to-market accounting treatment; or

  •
  broker-dealers.

        Further the discussion below is limited to shareholders who hold msystems ordinary shares and, after the merger, SanDisk common stock, as "capital assets" within the meaning of Section 1221 of the Code, and does not address U.S. estate, gift, state or local taxation or taxation by countries other than the U.S. Finally, msystems believes that it is not a "passive foreign investment company" within the meaning of Section 1297(a) of the Code; SanDisk believes that it is not and does not expect to become a "U.S. real property holding corporation" within the meaning of Section 897 of the Code, and the discussion below assumes that to be the case.

        The discussion below is based on and subject to existing U.S. federal income tax law, including legislation, administrative rulings and court decisions, as well as on the U.S.-Israel income tax treaty, which we refer to in this document as the Treaty, all as in effect on the date of this document, all of which are subject to change, or changes in interpretation, possibly with retroactive effect. The foregoing discussion also assumes that the merger will be completed in accordance with the terms of the merger agreement and this document. No advance ruling has been requested or received from the U.S. Internal Revenue Service, which we refer to in this document as the IRS, regarding the tax consequences of the merger and the IRS is not precluded from successfully asserting a contrary result.

        This discussion is a general summary and does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of the merger. Each msystems shareholder is urged to consult his, her or its own tax advisor as to the U.S. federal income tax consequences and Israeli tax consequences of the merger, and the ownership and disposition of the SanDisk common stock to him, her, or it in each case in light of the facts and circumstances that may be unique to him, her, or it and as to any U.S. estate, gift, state, local, or non-U.S./non-Israeli tax consequences of the merger.

U.S. holders

        The following discussion summarizes the material federal income tax consequences of the merger to U.S. holders, meaning a beneficial owner of msystems ordinary shares, or of shares of SanDisk common stock that are received in exchange for msystems ordinary shares in the merger, who is:

  •
  a citizen or individual resident of the U.S.;

  •
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the U.S. or any state, including the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if, in general, the trust is subject to the supervision of a court within the U.S. and one or more U.S. persons as described in Section 7701(a)(30) of the Code have the authority to control all significant decisions of the trust.

        Completion of the merger is conditioned on the receipt by SanDisk of an opinion from O'Melveny & Myers LLP, its U.S. counsel, and the receipt by msystems of an opinion from Weil, Gotshal & Manges LLP, its U.S. counsel, stating that the merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Code. These opinions will be based upon existing law and the continuing truth and accuracy of representations and covenants made by SanDisk, Project Desert and msystems, and will be subject to certain assumptions and qualifications. If any of these representations or assumptions is inconsistent with the actual facts, the U.S. federal income tax treatment of the merger could be adversely affected. The tax opinions are not binding on the IRS or the courts, and there can be no assurance that the IRS will not take a contrary view or that a court would not sustain such a view.

        Provided that the merger constitutes a "reorganization" within the meaning of Section 368(a) of the Code:

  •
  no gain or loss will be recognized by U.S. holders upon the receipt of SanDisk common stock solely in exchange for msystems ordinary shares in the merger, except to the extent of cash received in lieu of a fractional share of SanDisk;

  •
  cash payments received in lieu of a fractional share of SanDisk common stock will result in capital gain (or loss) measured by the difference between the cash payment received and the portion of the adjusted tax basis in the msystems ordinary shares surrendered that is allocable to such fractional share. The gain (or loss) will be long-term capital gain (or loss) if the holding period of the msystems ordinary shares deemed to have been exchanged for the fractional share of SanDisk common stock is more than one year at the effective time of the merger. The deductibility of capital losses is subject to limitations;

  •
  the aggregate tax basis of the SanDisk common stock received by U.S. holders in the merger will be the same as the aggregate adjusted tax basis of the msystems ordinary shares surrendered in exchange, reduced by any tax basis allocable to a fractional share for which cash is received; and

  •
  the holding period of SanDisk common stock received by each U.S. holder in the merger will include the holding period of the msystems ordinary shares surrendered in exchange.

        A successful IRS challenge to the "reorganization" status of the merger would result in a U.S. holder recognizing gain or loss with respect to each msystems ordinary share surrendered in the merger, equal to the difference between the U.S. holder's adjusted tax basis in such share and the fair market value, as of the effective time of the merger, of the SanDisk common stock (plus cash received in lieu of a fractional share of SanDisk common stock) received in exchange. In such event, a U.S. holder's aggregate tax basis in the SanDisk common stock received would equal its fair market value as of the effective time of the merger, and the U.S. holder's holding period for such stock would begin the day after the merger.

U.S. holders Information Reporting and Backup Withholding

        U.S. holders may be required to attach a statement to their tax returns for the year of the merger that contains the information described in United States Treasury Regulation Section 1.368-3(T)(6).

        Under U.S. federal income tax laws, certain payments, including cash received in the merger by msystems shareholders in lieu of fractional shares of SanDisk common stock, may be subject to backup withholding at a rate of 28%. To avoid such backup withholding, a U.S. holder should either (i) furnish a properly completed Substitute Form W-9, signed under penalties of perjury, including such holder's current Taxpayer Identification Number and other certifications or (ii) otherwise prove to SanDisk and its exchange agent that it is exempt from backup withholding. Certain holders (including, among others, corporations) are exempt from these backup withholding and reporting requirements.

        Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against the holder's U.S. federal income tax liability provided the required information is furnished in a timely manner to the IRS.

        U.S. holders are urged to consult their tax advisors with respect to their reporting obligations and the backup withholding rules.

Non-U.S. Holders

        The following is a general discussion of the principal U.S. federal income tax consequences of the merger and the U.S. federal income and estate tax consequences of the ownership and disposition of SanDisk common stock by a non-U.S. holder. For this purpose, the term "non-U.S. holder" is any person or entity that is a beneficial owner of msystems ordinary shares or shares of SanDisk common stock that are received in exchange for msystems ordinary shares in the merger, who is, for U.S. federal income tax purposes, a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust.

        An individual may, subject to exceptions, be deemed to be a resident alien (as opposed to a nonresident alien) of the U.S. by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

  Tax Treatment of the Merger to Non-U.S. Holders

        Provided that the merger constitutes a "reorganization" within the meaning of Section 368(a) of the Code:

  •
  no gain or loss will be recognized by non-U.S. holders upon the receipt of SanDisk common stock solely in exchange for msystems ordinary shares in the merger; and

  •
  no gain or loss will be recognized by non-U.S. holders upon the receipt of cash in lieu of a fractional share of SanDisk, unless (a) the gain is effectively connected with the conduct of a trade or business in the U.S. or (b) the non-U.S. holders is an individual, is present in the U.S. for 183 days or more in the taxable year of the merger and other conditions are met.

  Ownership of SanDisk Stock by Non-U.S. Holders

          Dividends

        If dividends are paid on shares of SanDisk common stock, dividends paid to a non-U.S. holder will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Under the Treaty, the rate of withholding tax is generally reduced to 25% in respect of dividends paid to a beneficial owner of the underlying shares who is a resident of Israel for the purposes of the Treaty. To claim the benefit of a lower rate under an income tax treaty, a non-U.S. holder of common stock must comply with certain certification or documentary evidence procedures, including filing with the payor an IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under such tax treaty.

        Dividends paid on shares of SanDisk common stock that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States, and, if an income tax treaty applies, are also attributable to a permanent establishment maintained by the non-U.S. holder in the United States, are taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. In that case, the dividends will not be subject to withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

        A non-U.S. holder of SanDisk common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

          Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of SanDisk common stock unless the gain is effectively connected with a trade or business of the non-U.S. holder in the United States and, where a tax treaty applies, is attributable to a United States permanent establishment of the non-U.S. holder; or in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met.

          Federal Estate Tax

        SanDisk common stock owned or treated as owned by a non-U.S. holder at the time of death, or SanDisk common stock of which the non-U.S. holder made certain lifetime transfers, will be included in the holder's gross estate for U.S. federal estate tax purposes and therefore may be subject to United States federal estate tax, unless an applicable income tax treaty or estate tax treaty provides otherwise.

  Non-U.S. Holder Information Reporting and Back-Up Withholding Tax

        Generally, SanDisk must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to each non-U.S. holder and the tax withheld with respect to such dividends, regardless of whether withholding was required.

        Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or certain other agreements.

        Backup withholding is imposed at the rate of 28% on certain payments to persons that fail to furnish certain identifying information to the payor. A non-U.S. holder generally will be subject to withholding tax at a 28% rate unless the applicable certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, documentary evidence procedures) are complied with, directly or under certain circumstances through an intermediary. Backup withholding and information reporting generally will also apply to dividends paid on common stock at addresses inside the United States to non-U.S. holders that fail to provide certain identifying information in the manner required.

        Payment of the proceeds of a sale of common stock effected by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless the beneficial owner provides the payor with its name and address and certifies under penalties of perjury that it is a non-U.S. holder, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States (or, a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership), the payments will be subject to information reporting, and may be subject to backup withholding, unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and other conditions are met or the beneficial owner otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against the non-U.S. holder's U.S. federal income tax liability provided the required information is furnished in a timely manner to the IRS.

        The foregoing discussion is not intended to be legal or tax advice to any particular holder. Tax matters are very complicated, and the tax consequences of the merger to msystems shareholders will depend on their particular situation. msystems shareholders are encouraged to consult their own tax advisors regarding the specific tax consequences of the merger, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws.

Material Israeli Tax Consequences

        The following is a summary discussion of certain Israeli tax considerations in connection with the merger. The following summary is included for general information purposes only and is based upon current Israeli tax law. No assurance can be given that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of msystems ordinary shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

        Tax matters are very complicated, and the Israeli tax consequences of the merger to msystems shareholders will depend on their particular situation. You are encouraged to consult your own tax advisors regarding the specific Israeli tax consequences of the merger applicable to you, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws. This discussion is not intended to be a complete analysis or description of all potential tax consequences of the merger.

        In general, under the Israeli Income Tax Ordinance (New Version) 1961, as amended, the disposition of shares of an Israeli company is deemed to be a sale of capital assets. The Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available or a treaty for the prevention of double taxation between Israel and the transferor's country of residence provides otherwise.

        Under the Tax Ordinance, the tax rate applicable to capital gains derived from the disposition of msystems ordinary shares in the merger is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a "Significant Shareholder" at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including together with others, at least 10% of any means of control in the company, the tax rate shall be 25%. However, the foregoing tax rates will not apply to: (a) dealers in securities; and (b) shareholders who acquired their shares prior to an initial public offering (and may be subject to a different tax arrangement).

        Under the Treaty, Israeli capital gains tax will not generally apply to the disposition of shares by a U.S. Treaty Resident who holds the shares as a capital asset. However, such exemption will not apply if (i) the U.S. Treaty Resident has held, directly or indirectly, shares representing 10% or more of the voting power in msystems during any part of the 12-month period preceding the disposition, subject to specified conditions, or (ii) the capital gains from such disposition may be attributed to a permanent establishment of such U.S. Treaty Resident in Israel. The Treaty does not apply to U.S. state or local taxes.

        Israeli law generally exempts non-residents of Israel (who do not have a permanent establishment in Israel) from Israeli capital gains tax on the sale of shares traded on certain stock exchanges, such as the NASDAQ Global Market. However, msystems shareholders who acquired their shares prior to msystems' initial public offering in 1993 and who do not qualify for an exemption from Israeli capital gains tax under the Tax Ordinance or an applicable tax treaty to which the State of Israel is a party, including the Treaty, may be subject to Israeli capital gains tax on the disposition of their msystems ordinary shares in the merger. Such shareholders should consult their own tax advisors regarding the tax consequences of the merger to them.

        SanDisk and msystems have agreed to request certain rulings from the Israeli Tax Authority. The first request seeks to clarify that the obligation to pay capital gains tax on the exchange of the msystems ordinary shares for SanDisk common stock will be deferred in accordance with the provisions of Section 104(h) of the Tax Ordinance. Under Section 104(h), the obligation of those msystems shareholders who elect to be governed by the ruling to pay Israeli capital gains tax on the exchange of the msystems ordinary shares in the merger will be deferred until the earlier of (a) two years after the closing of the merger, with respect to 50% of the shares held by such shareholder, and four years after the closing of the merger, with respect to the other 50% of the shares held by such shareholder, and (b) the date on which such shareholder sells the shares of SanDisk common stock it receives in the merger

        The second such request seeks to clarify that assumption by SanDisk of share options held by msystems employees and office holders will not result in a taxable event for the share option holders.

This request also states that, with respect to share options eligible for preferential treatment under Section 102 of the Tax Ordinance, the requisite holding period for such options will be deemed to have begun at the time of the issuance of the option, and not at the time of its assumption by SanDisk.

        Pursuant to the merger agreement, the exchange agent, SanDisk and Project Desert are entitled to deduct and withhold from any consideration payable in the merger such amounts as may be required to be deducted or withheld therefrom under the Tax Ordinance, subject to any specific exemption with respect to Israeli tax withholding from the Israeli Tax Authority that provides otherwise. The third request made is that no withholding obligations shall be imposed on SanDisk in connection with the merger.

        No assurance can be made that any of the requests made in the tax ruling request will be granted by the Israeli Tax Authority.

Accounting Treatment of the Merger

        In accordance with U.S. generally accepted accounting principles, SanDisk will account for the merger using the purchase method of accounting.

Regulatory Matters

U.S. Antitrust Approvals

        The HSR Act, and the rules and regulations thereunder, provide that the merger may not be consummated until required information and materials have been furnished to the DOJ and the FTC, and certain waiting periods have expired or been terminated.

        On August 24, 2006, SanDisk and msystems filed their respective Pre-Merger Notification and Report Forms with the DOJ and the FTC under the HSR Act. The waiting period under the HSR Act expired on September 25, 2006.

        At any time before or after the merger, the DOJ or FTC could take actions under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the merger or seeking changes or restrictions in the operations of any of the assets or businesses of SanDisk or msystems or their affiliates. Private parties and state attorneys general may also bring actions under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

Israeli Governmental Approvals

        Israeli Court Approval.    The merger is being effected as an arrangement between msystems and its shareholders under the Israeli Companies Law and as such, msystems must seek Israeli court approval both to convene the special general meeting to approve the merger and for the merger itself. On September 3, 2006, msystems and Project Desert filed the initial motion with the district court of Tel Aviv requesting, among other things, that the court order the convening of the special general meeting of msystems shareholders. Pursuant to the Israeli Companies Law, msystems published notice of this motion, sent notice to its five percent shareholders and its material creditors, as defined in the Israeli Companies Law, and filed the request with the Israeli Registrar of Companies. On September 6, 2006, the Israeli court issued an order to convene the meeting, as requested.

        msystems has agreed that it will deliver to each of its shareholders a notice of the respective meetings and copies of the order of the court to convene the meetings and the motion for the approval of the merger submitted to the court. An English translation of those documents is attached to this document.

        Upon approval of the merger by the requisite vote of the msystems shareholders at the special general meeting, msystems will, within 14 days of such shareholder approval, apply to the court to approve the merger itself. In addition, in connection with a U.S. federal securities law exemption applicable to the issuance of SanDisk common stock as merger consideration, msystems and Project Desert have asked the Israeli court to hold a hearing at which the court would be asked to find that the merger transaction is procedurally and substantively fair to msystems shareholders. msystems will publish notice of this motion and notify its five percent shareholders and its material creditors, as defined in the Israeli Companies Law.

        Any person, including shareholders and creditors of msystems, may object to this motion by filing an objection with the court within 10 days of the publication of the notice, but not less than five days prior to the court hearing scheduled to be held on November 16, 2006 at 12:00 p.m. Israel time.

        Pursuant to the provisions of Israeli law, the merger will not become effective and binding unless and until the merger is approved by the court following a consideration of whether the terms and conditions of the proposed merger (including the valuation of msystems and the consideration to be received by msystems' shareholders upon the implementation of the merger) are fair to msystems' shareholders, and are reasonable under the circumstances. Once the merger has become effective, it will be binding on any and all shareholders, including those that did not vote in favor of the merger or objected to it.

        Israeli Investment Center.    The Investment Center, which is a part of Israel's Ministry of Industry, Trade and Labor, provides various benefits to Israeli companies, including grants to finance capital investments and tax benefits ranging from reduced rates of corporate tax to a full tax exemption for a fixed period, depending on a number of factors. msystems expects to receive tax benefits from the Investment Center, subject to compliance with applicable conditions. On September 28, 2006, msystems applied to obtain the consent of the Investment Center to the change in ownership of msystems resulting from the merger.

        Israeli Office of the Chief Scientist.    The Office of the Chief Scientist, which is part of Israel's Ministry of Industry, Trade and Labor, provides various benefits to Israeli companies, including grants to finance research and development. msystems has received grants from the Office of the Chief Scientist. On September 28, 2006, msystems applied to obtain the consent of the Office of the Chief Scientist to the change in ownership of msystems resulting from the merger.

        Israeli Securities Authority.    The Israeli Securities Authority must be given the opportunity to appear in the proceeding at the Israeli court and state its view with respect to the necessity of SanDisk publishing a prospectus in order to secure the interests of the public. On September 3, 2006, msystems notified the Israeli Securities Authority of the submission of the motion to convene the msystems special general meeting.

        Israeli Tax Rulings.    SanDisk and msystems have agreed to request certain rulings from the Israeli Tax Authority. The ruling request seeks to clarify that the obligation to pay capital gains tax on the exchange of the msystems ordinary shares for SanDisk common stock will be deferred in accordance with the provisions of Section 104(h) of the Tax Ordinance. In addition, the ruling request seeks the Israeli Tax Authority's approval that the assumption by SanDisk of share options held by msystems employees and officers will not result in a taxable event for the share option holders and, with respect to share options eligible for preferential treatment under Section 102 of the Tax Ordinance, the requisite holding period for such options will be deemed to begin at the time of issuance of the option, and not at the time of assumption by SanDisk. Receipt of these rulings is not a condition for the completion of the merger, and there can be no assurance that these rulings will be obtained.

Other Antitrust Approvals

        SanDisk is required to make a filing with the German Federal Cartel Office (the Bundeskartellamt) in connection with the merger, which is subject to a review period before it can be consummated. SanDisk expects to make its filing with the German Federal Cartel Office on or about October 5, 2006.

SanDisk is also required to file a notification of merger with the Korean Fair Trade Commission in connection with the merger, which may not be consummated until a waiting period has expired. SanDisk made its filing with the Korean Fair Trade Commission on August 29, 2006 and the waiting period expired on September 28, 2006.

Federal Securities Laws Consequences

        All shares of SanDisk common stock received in the merger by msystems shareholders who are not affiliates of msystems prior to the merger (and do not become affiliates of SanDisk after the merger) will be freely transferable. However, shares of SanDisk common stock received by persons who are deemed to be affiliates of msystems prior to the merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act, or Rule 144 under the Securities Act in the case of persons who become affiliates of SanDisk, or as otherwise permitted under the Securities Act. Persons deemed to be affiliates of a company are those individuals or entities that control, are controlled by, or are under common control with, the company. Affiliates generally include executive officers and directors as well as certain principal shareholders.

NASDAQ Listing

        The shares of SanDisk common stock to be issued in the merger will be listed on the NASDAQ Global Market. If the merger is completed, msystems ordinary shares will no longer be registered under the Exchange Act or listed on the NASDAQ Global Market.

No Dissenters' or Appraisal Rights

        No dissenters' or appraisal rights are available to msystems shareholders in connection with the merger. However, any msystems shareholder that objects to the merger may appear before the Israeli court and state his or her objections at the court hearing scheduled to be held on November 16, 2006 at 12:00 p.m. Israel time to approve the merger.

Litigation Relating to the Merger

        On August 7, 2006, two purported shareholder class and derivative actions, captioned Capovilla v. SanDisk Corp., No. 106 CV 068760, and Dashiell v. SanDisk Corp., No. 106 CV 068759, were filed in the Superior Court of California in Santa Clara County, California. On August 9, 2006, and August 17, 2006, respectively, two additional purported shareholder class and derivative actions, captioned Lopiccolo v. SanDisk Corp., No. 106 CV 068946, and Sachs v. SanDisk Corp., No. 1-06-CV-069534, were filed in that court. These four lawsuits filed by purported shareholders of msystems name as defendants each of msystems' directors, including its President and Chief Executive Officer, and its former Chief Financial Officer (now its Chief Operating Officer), as well as SanDisk Corporation, and name msystems as a nominal defendant. The allegations in three of the four complaints are identical, and in the fourth complaint substantively identical, and assert purported class action and derivative claims. The alleged derivative claims assert, among other things, breach of fiduciary duties, abuse of control, constructive fraud, corporate waste, unjust enrichment and gross mismanagement with respect to past stock option grants. The alleged class action claims assert, among other things, breach of fiduciary duties by msystems' directors relating to the proposed merger with SanDisk. The class action claims also include a claim against SanDisk for aiding and abetting the msystems directors' alleged breaches of fiduciary duties relating to the proposed merger. The complaints seek, among other things, equitable relief, including enjoining the proposed merger, and compensatory and punitive damages. The plaintiffs, msystems, and SanDisk have entered into a stipulation, which has been approved by the court, providing that, among other things, the four actions will be consolidated and that no defendant served need respond to the existing complaints and that any defendant served will have 30 days from the service of a consolidated, amended complaint to file a responsive pleading or motion with respect to the complaint.

SHARE OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS OF MSYSTEMS

        As of September 1, 2006, the aggregate number of msystems ordinary shares beneficially owned by msystems' directors and executive officers as a group was 4,296,420, and includes share options to purchase up to 485,125 ordinary shares which are exercisable or will become exercisable within 60 days of September 1, 2006. The weighted average exercise price of these share options was $8.26 per share.

        Other than those individual directors and executive officers listed in the table below, all of msystems' directors and executive officers beneficially owned less than one percent of msystems' ordinary shares as of September 1, 2006. The percentages set forth below are based on 38,240,191 ordinary shares issued and outstanding as of September 1, 2006:

	Ordinary Shares beneficially owned
Name
	Number	Percent
Dov Moran (1)	2,633,542	6.89%
Hans Wagner (2)	960,000	2.51%

1.
Includes options to purchase 510,000 shares, which are exercisable within 60 days of September 1, 2006.

2.
Includes options to purchase 153,000 shares, which are exercisable within 60 days of September 1, 2006. 200,000 of the ordinary shares held by Mr. Wagner are owned by a family trust.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

        In considering the recommendation of the msystems board of directors with respect to the merger agreement and the merger, you should be aware that certain officers and directors of msystems have agreements or arrangements that provide them interests in the merger that may be different from, or in addition to, the interests of other msystems shareholders. The msystems board of directors was aware of these agreements during its deliberations of the merits of the merger and in determining to recommend to msystems shareholders that you vote for the proposal to approve the merger agreement and the merger.

Ordinary Shares

        As of the record date for the special general meeting, the executive officers and directors of msystems beneficially owned an aggregate of 3,182,420 msystems ordinary shares, or 8.3% of the outstanding msystems ordinary shares. Outstanding shares of msystems held by executive officers and directors of msystems will be treated in the merger in the same manner as msystems ordinary shares held by other shareholders of msystems.

Consulting and Employment Agreements

        In connection with the merger agreement, SanDisk entered into a consulting agreement with Dov Moran, who is the current President and Chief Executive Officer of msystems and a member of the msystems board of directors. Pursuant to the terms of the consulting agreement, Mr. Moran agreed to act as a consultant to msystems after completion of the merger for a period of six months in a scope equivalent to 50% of a full time position. During that time, he will receive compensation similar to 50% of the average compensation provided by SanDisk to executive vice presidents. However, Mr. Moran will not be entitled to any bonuses or equity compensation in exchange for his services.

        In connection with the merger agreement, SanDisk entered into an agreement with Ronit Maor, the current Chief Operating Officer of msystems. Pursuant to the terms of the agreement, Ms. Maor agreed to continue to be employed by msystems for six months after completion of the merger at a level of effort equal to 80% of a full time position. In exchange, she will receive compensation similar to the base compensation and benefits (other than equity incentive awards) provided to her by msystems as of the date of the merger agreement. The agreement also provides for certain additional cash payments, described below under "—Cash Payments."

Cash Payments

        Certain officers of msystems, including Ms. Maor, Dana Gross (a director and Chief Marketing Officer of msystems) and Ronen Faier (interim Chief Financial Officer of msystems), will each receive a cash payment of up to $200,000 upon completion of the merger and, in certain cases, an additional cash payment of up to $200,000 if the officer remains employed by msystems for six months after completion of the merger (or sooner if the officer is terminated under certain circumstances before the expiration of that six month period), provided that the total amount of such payments to all officers will not exceed $1,200,000 in the aggregate.

msystems Share Options

        As of the date of the merger agreement, the total number of msystems ordinary shares issuable upon the exercise of share options held by the executive officers and directors of msystems as a group (10 persons) was 1,081,283. These options have exercise prices ranging from $5.41 to $33.40 per share and a weighted average exercise price of $14.36 per share. These options and all other msystems share options outstanding at the time of the merger will be assumed by SanDisk and solely exercisable for SanDisk common stock following the merger.

        Generally, all employees of msystems will have the vesting of their msystems options accelerated if they are terminated other than for cause or terminate their employment for good reason within the first two years after closing as described under the caption entitled "The Merger Agreement—Effect on msystems Share Options." In addition, the vesting of all msystems share options held by certain other employees of msystems will be fully accelerated if they are terminated for any reason other than cause within one year of the closing of the merger. However, the vesting of all msystems share options held by all the directors of msystems and the executive officers of msystems listed below will be fully accelerated as a result of the merger. As of the date of the merger agreement, the following directors and executive officers held the following number of msystems share options:

  •
  Dov Moran, director, President and Chief Executive Officer — 510,000 options;

  •
  Aryeh Mergi, director and Executive Vice President of Business Development — 98,000 options;

  •
  Dana Gross, director and Chief Marketing Officer — 128,000 options;

  •
  Ronit Maor, Chief Operating Officer — 95,750 options;

  •
  Zehava Simon, director — 15,000 options;

  •
  Yair Shoham, director — 31,438 options;

  •
  Itsik Onfus, director — 27,690 options;

  •
  Hans Wagner, director — 153,000 options;

  •
  Yuval Neeman, director — 15,000 options; and

  •
  Yosi Ben Shalom, director — 32,375 options.

        The vesting of an aggregate of 108,626 msystems share options held by other members of msystems' management team will also be fully accelerated as a result of the merger.

Employee Benefits

        Please refer to "The Merger Agreement—Employee Benefits" for a discussion of the employee benefits to be provided to msystems employees, including any executive officers, who remain at the combined company following the merger.

Voting Agreements

        In connection with the merger agreement, SanDisk entered into voting agreements with each of the directors and executive officers of msystems as of the time the merger agreement was executed. For a discussion of these voting agreements, see "Other Material Agreements Relating to the Merger—Voting Agreements."

Indemnification and Insurance

        Pursuant to the merger agreement, SanDisk has agreed that, after the effective time of the merger, it will provide indemnification and liability insurance benefits to present and former directors and officers of msystems. See "The Merger Agreement—Indemnification and Insurance."

        SanDisk has agreed with msystems that, subject to applicable law, all matters relating to its stock option practices (including their effect on the restated financial statements) fall within the scope of the coverage provided by existing indemnification agreements between msystems and its directors, officers and certain employees. msystems' shareholders previously approved an increase to the cap on msystems' indemnification obligations to those directors, officers and employees from $5 million per person to $50 million per person. SanDisk has agreed to be bound by the $50 million cap.

THE MERGER AGREEMENT

        This section describes material provisions of the merger agreement. Because the description of the merger agreement contained in this document is a summary, it does not contain all of the information that may be important to you. You should carefully read the entire copy of the merger agreement attached as Annex A to this document, which is incorporated into this document by reference, before you decide how to vote.

        The following summary description of the material provisions of the merger agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the merger agreement. A copy of the merger agreement is attached as Annex A to this document. However, you are cautioned that the following summary and the copy of the merger agreement included with this document are not intended to provide you with information concerning the condition (financial or otherwise) of any of the parties to the merger agreement. Specifically, although the merger agreement contains various representations and warranties of the parties, the assertions embodied in those representations and warranties were made for purposes of the merger agreement and closing conditions thereunder and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the merger agreement (including exceptions to the representations and warranties that were set forth in schedules that are not included with this document). In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to msystems shareholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters of fact. Accordingly, you should not look to or rely on such representations and warranties for information about the parties to the merger agreement. Investors should read the merger agreement together with the other information concerning SanDisk and msystems that each company publicly files in reports and statements with the Securities and Exchange Commission, referred to in this document as the SEC.

Structure of the Merger

        The merger is being effected under Israeli law as an arrangement between msystems and its shareholders. The merger agreement provides for the merger of Project Desert Ltd., a newly-formed and wholly owned Israeli subsidiary of SanDisk, with and into msystems. After the merger, msystems will become a wholly owned subsidiary of SanDisk.

Completion and Effectiveness of the Merger

        Subject to the receipt of the Israeli court approval and the satisfaction or waiver of the other conditions to the merger, the merger will be completed as promptly as practicable. The merger will become effective at a closing, which will take place at a time mutually designated by SanDisk and msystems, but not later than the second business day after the last of the conditions to completion of the merger is satisfied or waived.

Conversion of msystems Ordinary Shares in the Merger

        Each msystems ordinary share issued and outstanding immediately before the effective time of the merger, other than dormant shares, or shares that are owned by direct or indirect subsidiaries of msystems, will convert into the right to receive 0.76368 of a share of common stock of SanDisk.

        SanDisk will not issue any fractional shares. Instead, you will receive a cash payment in lieu of any fractional share you would otherwise be entitled to receive in accordance with the terms of the merger agreement, as described below in "—Fractional Shares."

Exchange Procedures

        You should not send share certificates with your proxy card and should not surrender share certificates prior to the completion of the merger and the receipt of a letter of transmittal. The exchange agent for the merger will mail out letters of transmittal as soon as reasonably practicable after the effective time of the merger, which will include instructions for surrender of your msystems share certificates or delivery of msystems ordinary shares held in book-entry form.

        All shares of SanDisk common stock to be issued pursuant to the merger will be deemed issued and outstanding as of the effective time of the merger. No dividends or other distributions with respect to SanDisk common stock with a record date after the effective time of the merger will be paid in respect of msystems shares until the msystems share certificate is surrendered or msystems shares held in book-entry form are properly surrendered, in each case in accordance with the exchange procedures set forth in the letter of transmittal.

Fractional Shares

        SanDisk will not issue fractional shares in connection with the merger. If you would otherwise be entitled to receive a fraction of a share of SanDisk common stock (after aggregating all the fractional shares of SanDisk common stock that you would otherwise be entitled to receive), you will instead receive cash (rounded to the nearest whole cent), without interest, equal to that fractional amount multiplied by the average closing price as reported on the NASDAQ Global Market of one share of SanDisk common stock for the five consecutive trading days ending on and including the second trading day immediately prior to the closing of the merger.

Transfer of Ownership and Lost Stock Certificates

        If your share certificate has been lost, stolen or destroyed, you will need to deliver an affidavit and an indemnity bond in an amount that SanDisk or the exchange agent may reasonably request prior to receiving a SanDisk stock certificate.

msystems' Representations and Warranties

        msystems made a number of representations and warranties to, and solely for the benefit of, SanDisk in the merger agreement. These representations and warranties include representations as to:

  •
  corporate organization, good standing and qualification to do business of msystems and its subsidiaries;

  •
  msystems' subsidiaries;

  •
  the memorandum and articles of association of msystems and its subsidiaries;

  •
  msystems' capital structure;

  •
  authorization of the merger agreement by msystems;

  •
  enforceability of the merger agreement;

  •
  the merger agreement not conflicting with the organizational documents or contracts of msystems or its subsidiaries or applicable laws;

  •
  compliance with laws and regulatory matters by msystems and its subsidiaries;

  •
  environmental matters relating to msystems and its subsidiaries;

  •
  msystems' and its subsidiaries' permits;

  •
  msystems' filings with the SEC, including financial statements, and the accuracy of the information contained therein;

  •
  msystems' compliance with the Sarbanes-Oxley Act of 2002 and related regulations;

  •
  liabilities of msystems or its subsidiaries;

  •
  the absence of certain changes, events or a material adverse effect involving msystems or its subsidiaries between December 31, 2005 and July 30, 2006;

  •
  litigation involving msystems or its subsidiaries;

  •
  employee benefit plans and employment agreements of msystems and its subsidiaries;

  •
  Israeli employee matters;

  •
  information supplied by msystems for inclusion in this document;

  •
  msystems' and its subsidiaries' properties;

  •
  taxes and tax matters relating to msystems and its subsidiaries;

  •
  broker fees;

  •
  intellectual property matters involving msystems and its subsidiaries;

  •
  msystems' material contracts;

  •
  the receipt of a written opinion of Citigroup with respect to the fairness, from a financial point of view, of the merger consideration to the holders of msystems ordinary shares;

  •
  msystems' board approval for the merger;

  •
  the inapplicability of statutes preventing the merger;

  •
  msystems' governmental grants, incentives and subsidiaries, including its Approved Enterprise Status;

  •
  the absence of encryption technology or any other technology restricted under Israeli law;

  •
  the ability of the merger to qualify as a tax free exchange;

  •
  msystems' lack of material insider interests in its business; and

  •
  the absence of acceleration, parachute payments or similar results under any employment plans of msystems or its subsidiaries.

SanDisk's and Project Desert's Representations and Warranties

        SanDisk and Project Desert made a number of representations and warranties to, and solely for the benefit of, msystems in the merger agreement. These representations and warranties include representations as to:

  •
  corporate organization, good standing and qualification to do business of SanDisk and Project Desert;

  •
  SanDisk's and Project Desert's capital structure;

  •
  authorization of the merger agreement by SanDisk and Project Desert;

  •
  enforceability of the merger agreement;

  •
  the merger not conflicting with the organizational documents or contracts of SanDisk and Project Desert or applicable laws;

  •
  SanDisk common stock to be issued pursuant to the merger;

  •
  compliance with laws and regulatory matters by SanDisk and its subsidiaries;

  •
  SanDisk's filings with the SEC, including financial statements, and the accuracy of the information contained therein;

  •
  SanDisk's compliance with the Sarbanes-Oxley Act of 2002 and related regulations;

  •
  liabilities of SanDisk or its subsidiaries;

  •
  the absence of certain changes, events or material adverse effect involving SanDisk or its subsidiaries between December 31, 2005 and July 30, 2006;

  •
  litigation involving SanDisk or its subsidiaries;

  •
  information supplied by SanDisk for inclusion in this document;

  •
  broker fees;

  •
  board approval of the merger by Project Desert;

  •
  the ability of the merger to qualify as a tax free exchange; and

  •
  SanDisk's ownership of Project Desert and Project Desert's prior operations.

msystems' Conduct of Business Before Completion of the Merger

        Except as required by law or as otherwise contemplated by the merger agreement, msystems has agreed that until the effective time of the merger, or unless SanDisk consents in writing (and SanDisk has agreed not to unreasonably delay, condition or withhold its consent), msystems' and its subsidiaries' business will be carried on in all material respects in the ordinary course consistent with past practice and msystems and its subsidiaries will pay their material taxes when due and use commercially reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and key employees and preserve their relationships with persons having business dealings with them.

        In addition, msystems has also agreed that until the effective time of the merger, except as required by law or as otherwise contemplated by the merger agreement, unless SanDisk consents in writing (and SanDisk has agreed not to unreasonably delay, condition or withhold its consent), it will not, and none of its subsidiaries will, among other things (subject to specified exceptions):

  •
  waive any stock repurchase rights, accelerate, amend or change the period of exerciseability of any options or share appreciation rights, reprice any options or authorize cash payments in exchange for any options;

  •
  grant any severance or termination pay to any officer, employee or consultant, except pursuant to existing employment agreements or policies previously disclosed to SanDisk;

  •
  adopt any new severance plan, agreement or policy or modify any existing severance plans, agreements or policies;

  •
  grant any equity-based compensation, except (i) pursuant to existing employment agreements or employment plans previously disclosed to SanDisk, (ii) for issuances of shares pursuant to outstanding options and share appreciation rights, and (iii) for the grant of options to employees and new hires otherwise permitted by the terms of the merger agreement;

  •
  transfer, license or modify in any material respect msystems' rights in its intellectual property, other than non-exclusive licenses necessary in connection with or to the sale or distribution of any product offering being sold or marketed by msystems and its subsidiaries and other agreements with customers in each case in the ordinary course of business consistent with past practice;

  •
  declare, set aside or pay any dividends or make any other distributions in respect of any shares of msystems' capital stock, or split, combine or reclassify any shares of capital stock;

  •
  purchase, redeem or otherwise acquire any shares of capital stock of msystems or any of its subsidiaries, or any options, warrants or other rights to acquire capital stock of msystems or any of its subsidiaries;

  •
  issue, deliver, sell, authorize or otherwise encumber any shares of its capital stock, except shares issuable upon the exercise of outstanding options or share appreciation rights, shares issuable upon the conversion of convertible notes and the grant of options to employees and new hires in each case in the ordinary course of business consistent with past practice with an exercise price not higher than the closing price of msystems ordinary shares on the date of grant and which will not accelerate as a result of the merger;

  •
  cause, permit or propose any change to msystems' memorandum and articles of association or its subsidiaries' organizational documents;

  •
  acquire by merger or consolidation, or by purchasing any equity interest in or a substantial portion of the assets of, or by any other manner, any other entity, or enter into any joint ventures, strategic partnerships or similar alliances;

  •
  other than ordinary course licensing otherwise permitted by the merger agreement or sales of inventory in the ordinary course of business, sell, lease, license, encumber, convey, assign, sublicense or otherwise dispose of or transfer any property or assets with a purchase price of more than $5 million;

  •
  create or incur any material lien on any of its real property;

  •
  other than the financing of trade payables in the ordinary course of business, incur any indebtedness for borrowed money or guarantee the indebtedness of another party, or issue or sell any debt securities or enter into any "keep well" or other agreement to maintain any financial statement condition;

  •
  make loans, advances or capital contributions, other than to employees in the ordinary course of business consistent with past practice;

  •
  adopt or amend any of its employment agreements and benefit plans or enter into any employment agreements or collective bargaining agreements (other than at-will offer letters with non-officer employees);

  •
  except as may be required by existing employment agreements or benefit plans previously disclosed to SanDisk, commit or offer or agree to pay any special bonus or special remuneration;

  •
  except as may be required by existing employment agreements or benefit plans previously disclosed to SanDisk or applicable legal requirements with respect to msystems employees, commit to offer or increase the salaries or wage rates or benefits of (including rights to severance or indemnification) of its directors, officers, employees or consultants;

  •
  pay, discharge or satisfy any material claim, liability or obligation other than in the ordinary course of business;

  •
  waive the benefits of or modify or terminate any confidentiality or "standstill" agreement;

  •
  settle any litigation, other than a settlement reimbursable from insurance, a settlement involving solely a cash payment of less than $500,000 and including a full release of msystems and its subsidiaries or any settlement reserved for in msystems' most recent balance sheet filed with the SEC;

  •
  materially modify or amend in any manner adverse to msystems or its subsidiaries certain contracts;

  •
  revalue any of its assets or make any change in accounting methods, principles or practices, except as required by GAAP, Regulation S-X of the Exchange Act, or as required by governmental entities or the Financial Accounting Standards Board or in connection with msystems' restatement with respect to its historical financial statements and accounting methods, principles and practices or arising out of investigations conducted in connection therewith;

  •
  hire any employee with an annual base compensation in excess of $125,000;

  •
  increase the net number of its and its subsidiaries' employees taken as a whole;

  •
  enter into any contract or series of contracts that would be required to be disclosed to SanDisk under the terms of the merger agreement;

  •
  make any material tax election inconsistent with past practice or agree to settle or compromise any material tax liability or consent to any extension or waiver of any limitation period, or request, negotiate or agree to any tax rulings other than rulings requested to cause the merger to qualify as a tax free exchange;

  •
  make any capital expenditures in excess of $500,000 in any individual case or $5,000,000 in the aggregate; or

  •
  commit or agree in writing to any of the above specified actions.

SanDisk's Conduct of Business Before Completion of the Merger

        SanDisk has agreed that, until the effective time of the merger, or unless msystems consents in writing (and msystems has agreed not to unreasonably delay its consent), subject to specified exceptions, it will not, and none of its subsidiaries will:

  •
  cause, permit or propose any change to SanDisk's organizational documents to the extent such change would adversely affect the rights of SanDisk common stock;

  •
  declare, set aside or pay any dividend in respect of SanDisk common stock;

  •
  be party to any complete or partial liquidation, dissolution or similar transaction involving SanDisk;

  •
  acquire or agree to acquire any other entity by merger or consolidation or by purchasing the assets or equity (or a substantial portion of the assets or equity) of another entity or by any other manner, if the entering into of an agreement relating to that transaction would reasonably be expected to impose any material delay in the obtaining or, or significantly increase the risk of not obtaining, any government approvals necessary to complete the merger or the expiration or termination of any applicable waiting period, or otherwise materially delay completion of the merger; or

  •
  commit or agree in writing to any of the above specified actions.

Court Approval

        The merger agreement provides that msystems will, as promptly as practicable, submit to the district court of Tel Aviv-Jaffa a motion to approve the arrangement between msystems and its shareholders in accordance with the terms of the merger agreement and hold and convene a meeting of holders of msystems ordinary shares to consider and vote upon the approval of the merger and merger agreement.

        Following the approval of the merger by msystems shareholders, msystems has agreed to move for the approval of the arrangement and the merger agreement by the Israeli court and the order of all actions to be taken in accordance with the merger agreement, and to ask the court to hold a hearing regardless of whether or not any objections to the merger are raised.

No Solicitation of Acquisition Proposals by msystems

        The merger agreement provides that, except as described under "—Board Recommendation" and "—Termination of the Merger Agreement," neither msystems nor any of its subsidiaries will, and they will not authorize or knowingly permit any of their officers, directors, controlled affiliates or employees or any of their respective investment bankers, attorneys or other advisors or representatives to, directly or indirectly:

  •
  solicit, initiate, or take any action intended to encourage or induce the making, submission or announcement of any acquisition proposal;

  •
  engage in or participate in any discussions or negotiations regarding, or furnish to any person information with respect to, or take any other action intended to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, an acquisition proposal;

  •
  approve, endorse or recommend any acquisition proposal; or

  •
  enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any acquisition proposal.

        Notwithstanding the foregoing restrictions, msystems may, in response to an unsolicited acquisition proposal that is not withdrawn, engage or participate in discussions or negotiations with and furnish information to the party making that acquisition proposal if:

  •
  the msystems board of directors, in good faith after consultation with msystems' financial advisors, concludes that the offer constitutes or could reasonably be expected to result in or lead to a superior proposal;

  •
  the msystems board of directors determines in good faith after consultation with its outside legal counsel that such action is required in order for the msystems board of directors to comply with its fiduciary obligations to msystems shareholders under applicable law;

  •
  concurrently with furnishing any such information to, or entering into discussions or negotiations with, such party, msystems gives SanDisk written notice of the identity of the person or group making the proposal and of msystems' intention to furnish information to, or enter into discussions or negotiations with, that party;

  •
  msystems receives from that party an executed confidentiality agreement at least as restrictive as the confidentiality agreement between SanDisk and msystems; and

  •
  prior to or contemporaneously with furnishing that information to that party, msystems furnishes the same non-public information to SanDisk to the extent it has not been previously furnished to SanDisk.

        Under the merger agreement, an "acquisition proposal" is any offer or proposal for an "acquisition transaction," which is a transaction or series of related transactions involving:

  •
  the acquisition by any person or group of a more than 15% interest in the total outstanding voting securities of msystems or any of its subsidiaries, or any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of the total outstanding voting securities of msystems or any of its subsidiaries;

  •
  a merger, consolidation, business combination, arrangement or similar transaction after which the shareholders of msystems immediately preceding the transaction would hold less than 85% of the equity interest in the surviving or resulting entity of such transaction;

  •
  any sale, lease, exchange, transfer, license or disposition of more than 15% of the consolidated assets of msystems and its subsidiaries taken as a whole or of the consolidated assets of msystems and its subsidiaries to which 15% or more of their revenues or earnings on a consolidated basis are attributable; or

  •
  any liquidation, dissolution, recapitalization or other significant corporate reorganization of msystems.

        Under the merger agreement, a superior proposal is any bona fide, unsolicited written acquisition proposal to acquire at least 75% of the outstanding voting securities of msystems or all or substantially all of the assets of msystems with respect to which the msystems board of directors shall have in good faith determined, taking into account the advice of msystems' financial advisors:

  •
  that the acquiring party is capable of consummating the proposed acquisition transaction on the terms proposed; and

  •
  that the proposed acquisition transaction, taking into account all the terms and conditions of the acquisition proposal, including the reasonably expected time for the consummation of the acquisition transaction, is more favorable to the shareholders of msystems, from a financial point of view, than the merger with SanDisk (taking into account any proposed modifications by SanDisk in response to such proposed acquisition transaction).

        msystems has agreed, pursuant to the merger agreement, that it will promptly (and, in any event, within 48 hours) notify SanDisk of:

  •
  any request for information in connection with, or that msystems reasonably concludes would lead to, any acquisition proposal;

  •
  the receipt of any acquisition proposal or inquiry with respect to or which msystems reasonably concludes would lead to an acquisition proposal;

  •
  the material terms and conditions of that request, acquisition proposal or inquiry; and

  •
  the identity of the person or group making the request, acquisition proposal or inquiry.

        msystems has further agreed to provide SanDisk with at least 48 hours prior written notice (or any lesser notice provided to the msystems directors) of any meeting of the msystems board of directors at which the directors are reasonably expected to consider an acquisition proposal and to provide SanDisk with at least three business days prior written notice (or any lesser notice provided to the msystems directors) of any meeting of the msystems board of directors at which the directors are reasonably expected to recommend a superior proposal, together with copy of drafts of the definitive documentation relating to that superior proposal.

Board Recommendation

        The msystems board of directors has recommended that msystems shareholders approve the merger agreement and approve the merger at the msystems special general meeting. In the merger agreement, msystems agreed that the msystems board of directors may not withhold, withdraw, amend, modify or change that recommendation or recommend an acquisition proposal unless:

  •
  a superior proposal is made and not withdrawn;

  •
  neither msystems nor any of its representatives shall have violated the no-solicitation covenants of msystems in the merger agreement, other than immaterial violations that did not result in the relevant acquisition proposal, and msystems is not then in material breach of the merger agreement;

  •
  the msystems board of directors concludes in good faith, after consultation with its outside counsel, that, in light of that superior proposal, the withholding, withdrawal, amendment, modification or changing of its recommendation is required in order for the board to comply with its fiduciary obligations to msystems shareholders under applicable law;

  •
  msystems gives SanDisk at least five business days prior written notice of the initial public disclosure by it of its conclusion pursuant to the previous bullet point accompanied by a correct and complete copy of the superior proposal and all documents related to it (and msystems will thereafter promptly provide SanDisk with correct and complete copies of any amendments or proposed amendments) and during that period msystems gives SanDisk the opportunity to meet with msystems to suggest such modifications to the terms of the merger agreement that SanDisk may deem advisable; and

  •
  the merger agreement and the merger have not yet been approved by msystems' shareholders at the msystems special general meeting.

Effect on msystems Share Options

        At the effective time of the merger, each outstanding msystems share option and all share appreciation rights under msystems' stock option plans, whether vested or unvested, will be assumed by SanDisk and converted into an option or share appreciation right to purchase, on the same terms and conditions as were applicable under the msystems share option or share appreciation right (other than as described in the next paragraph), a number of shares of SanDisk common stock equal to the product of the number of msystems ordinary shares that were issuable upon exercise of that option immediately prior to the effective time of the merger multiplied by the 0.76368 exchange ratio, rounded down to the nearest whole number of shares of SanDisk common stock. The per share exercise price for the shares of SanDisk common stock issuable upon exercise of each assumed msystems option or share appreciation right will be equal to the quotient determined by dividing the exercise price per msystems ordinary share at which that option was exercisable immediately prior to the effective time of the merger by the 0.76368 exchange ratio, rounded up to the nearest whole cent.

        At the closing of the merger, msystems share options and share appreciation rights granted to individuals who are employees of msystems at the closing of the merger will be amended to provide that during the two year period beginning on the date of the closing of the merger, the vesting of those options and share appreciation rights will accelerate to the extent described below on:

  •
  the involuntary termination of the employment of the employee, other than for "cause," by SanDisk; or

  •
  the voluntary termination of the employment of the employee for "good reason."

        "Cause" means, as reasonably determined SanDisk based on the information available to it after due inquiry:

  •
  "misconduct," as defined in SanDisk's Amended and Restated 2005 Incentive Plan; or

  •
  the material failure of the employee to carry out the duties of his or her employment position, as determined pursuant to the performance standards generally applicable to, and in a manner not more stringent than generally applied to, employees of SanDisk (but cause shall not exist if the action(s) and/or omission(s) of the employee that would otherwise constitute cause are curable in all material respects, unless the employee fails to cure those action(s) and omission(s)

    in all material respects within 30 days of receiving written notice from SanDisk of its intent to terminate the employee's employment for cause absent such cure and specifying in reasonable detail the failures to comply deemed by SanDisk to constitute cause).

        "Good Reason" means, as reasonably determined by SanDisk, the employee's demotion, without the employee's consent, to a job classification materially below the employee's job classification prior to the effective time of the merger. Good Reason will not be deemed to exist merely as a result of any changes to the employee's title, authorities or responsibilities occurring as a result of msystems becoming a business unit of SanDisk in the merger, or any change to the employee's title, authorities or responsibilities that does not constitute a demotion according to the job classifications generally applicable to SanDisk employees.

        The vested percentage of msystems share options and share appreciation rights that will accelerate will be determined by crediting the employee with two years of additional service if the termination of employment occurs on or before the first anniversary of the closing of the merger, or crediting the employee with one year of additional service if the termination of employment occurs during the period commencing on the day after the first anniversary of the closing of the merger and ending on the second anniversary of the closing of the merger. Effectively, this means that an employee terminated without cause or who leaves for good reason during the first year after the merger will receive two years of accelerated vesting and an employee terminated without cause or who leaves for good reason during the second year after the merger will receive one year of accelerated vesting.

        msystems share options held by certain individuals will vest in full at the effective time of the merger. See "Interests of Certain Persons in the Merger—msystems Share Options."

        SanDisk has agreed to file a registration statement on Form S-8 with respect to the shares of SanDisk common stock subject to msystems share options and share appreciation rights within 10 days of the effective time of the merger, to the extent that no registration statement is in effect covering those SanDisk shares and those SanDisk shares qualify for registration on Form S-8.

Employee Benefits

        For one year after the effective time of the merger, SanDisk will arrange for each employee of msystems who resides in the United States and was participating in any of the msystems employee plans immediately before the effective time of the merger, to participate in any counterpart SanDisk benefit plans in the United States, and, subject to some limitations, will provide for service credit for prior service to msystems. SanDisk may continue the msystems employee plans to satisfy its obligations described in this paragraph. SanDisk has agreed not to amend its U.S. counterpart plans or msystems employee plans for a period of one year after completion of the merger if it would result in persons employed with msystems immediately before the effective time having benefits, in the aggregate, that are less favorable than the benefits provided to similarly-situated employees of SanDisk.

Conditions to Completion of the Merger

        The obligations of SanDisk and msystems to complete the merger are subject to the satisfaction or waiver, at or prior to the effective time of the merger, of each of the following conditions:

  •
  the Israeli court must have approved the merger;

  •
  the shares of SanDisk common stock issuable to msystems shareholders must have been authorized for listing on the NASDAQ Global Market;

  •
  no injunction, judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other governmental entity can be in effect, and there shall not be pending any suit, action or proceeding by any governmental entity, in each case (i) preventing the merger, or (ii) prohibiting or limiting the ownership by SanDisk of any material portion of the business or assets of msystems and its subsidiaries taken as a whole in a jurisdiction where SanDisk or msystems has substantial operations or from which it derives substantial revenues, or compelling the surviving company of the merger or SanDisk or their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the surviving company of the merger and its subsidiaries, taken as a whole, in a jurisdiction where either party has substantial operations or from which it derives substantial revenues, in each case as a result of the merger or any of the other transactions contemplated by the merger agreement;

  •
  the waiting period applicable to the consummation of the merger under the HSR Act must have expired or been terminated, and any notification, waiting period, or approval requirements under the comparable antitrust laws of other applicable foreign jurisdictions in which either SanDisk or msystems has operations or from which either of them derives revenue must have been satisfied if legally required to be so satisfied before closing of the merger; and

  •
  approvals by the Israeli Office of the Chief Scientist and the Israeli Investment Center must have been obtained.

        msystems' obligation to complete the merger is also subject to the satisfaction or waiver by msystems at or prior to the effective time of the merger of the following conditions:

  •
  the representations and warranties of SanDisk and Project Desert set forth in the merger agreement must have been true and correct in all material respects as of July 30, 2006, but all those representations and warranties will be deemed to have been true and correct in all material respects unless the failure of those representations or warranties to be so true and correct (without giving effect to materiality or material adverse effect qualifiers) results, or would reasonably be expected to result, in a material adverse effect on SanDisk (subject to certain exceptions, including an exception for SanDisk's representation about the number of its shares, options and convertible securities outstanding as of July 27, 2006, which will deemed true and correct in all respects if the actual number of such securities outstanding is greater than the number represented in the merger agreement by no more than 0.5%);

  •
  SanDisk and Project Desert must have performed in all material respects all obligations required to be performed by them under the merger agreement at or prior to the closing date, but unintentional breaches will not be deemed a breach for purposes of this closing condition;

  •
  between the date of the merger agreement and the closing date of the merger there must not have been any change, effect, event, occurrence, condition, development or state of facts with respect to SanDisk or its subsidiaries which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on SanDisk that has not been cured by the effective time of the merger;

  •
  msystems must have received from its U.S. counsel an opinion dated as of the closing date stating that the merger will be treated as a reorganization for U.S. tax purposes; and

  •
  msystems must have received a certificate signed on behalf of SanDisk by SanDisk's chief executive officer acknowledging certain of the above conditions.

        SanDisk's and Project Desert's obligation to complete the merger is also subject to the satisfaction or waiver by SanDisk at or prior to the effective time of the merger of the following conditions:

  •
  the representations and warranties of msystems set forth in the merger agreement must have been true and correct in all material respects as of July 30, 2006, but all those representations and warranties will be deemed to be true and correct in all material respects unless the failure of those representations or warranties to be so true and correct (without giving effect to materiality or material adverse effect qualifiers) results, or would reasonably be expected to result, in a material adverse effect on msystems (subject to certain exceptions, including an exception for msystems' representation about the number of its shares, share appreciation rights, options and convertible securities outstanding as of July 27, 2006, which will deemed true and correct in all respects if the actual number of such securities outstanding is greater than the number represented in the merger agreement by no more than 0.5%);

  •
  msystems must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date, but unintentional breaches will not be deemed a breach for purposes of this closing condition;

  •
  between the date of the merger agreement and the closing date of the merger there must not have been any change, effect, event, occurrence, condition, development or state of facts with respect to msystems or its subsidiaries which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on msystems that has not been cured by the effective time of the merger;

  •
  SanDisk must have received from its U.S. counsel an opinion dated as of the closing date stating that the merger will be treated as a reorganization for U.S. tax purposes;

  •
  neither SanDisk nor msystems shall have received any written indication from the Israeli Investment Center that the merger will materially adversely affect msystems' approved enterprise tax status or its status as an industrial company; and

  •
  SanDisk must have received a certificate signed on behalf of msystems by msystems' chief executive officer acknowledging certain of the above conditions.

Determination of Material Adverse Effect

        Under the terms of the merger agreement, a "material adverse effect" or "material adverse change" in relation to SanDisk or msystems means any change, effect, event, occurrence, condition, development or state of facts that has a substantial, material and long-term adverse effect on the business, results of operations or financial condition of that party and its subsidiaries taken as a whole, other than any change, effect, event, occurrence, condition, development or state of facts arising from or relating to:

  •
  general economic conditions;

  •
  the industry in which such party operates in general;

  •
  the negotiation, execution, announcement, pendency or performance of the merger agreement or the consummation of the merger, including their impact on relationships with customers, suppliers, distributors or partners, and any resulting shortfalls or declines in revenues, margins or profitability (but not including the departure of employees);

  •
  failure by that party to meet internal projections or forecasts, analyst expectations or publicly announced earnings or revenue projections, or decreases in that party's stock price in and of itself;

  •
  any declaration of war by or against, or an escalation of hostilities involving, or an act of terrorism against, any country where that party or its major sources of supply have material operations or where that party has sales;

  •
  changes in applicable laws or in generally accepted accounting principles or accounting standards, or changes in general legal, regulatory or political conditions,

  •
  any claim or litigation arising from allegations of breach of fiduciary duty relating to the merger agreement, the merger and the other transactions contemplated by the merger agreement or disclosure violations in securities filings made in connection with the merger;

  •
  any action taken by SanDisk or msystems or their respective subsidiaries as contemplated or permitted by the merger agreement or with the other party's consent, or any failure to take action which results from the other party's refusal to grant its consent;

  •
  the failure to obtain the consent of a counterparty under any contract disclosed in connection with the merger agreement; and

  •
  with respect to only msystems, any change, effect, event, occurrence, condition, development or state of facts arising from or relating to its option grant practices or any investigation, claim, suit, restatement, tax effect or any other matter arising therefrom or related thereto.

        "Material adverse effect" or "material adverse change" also means, with respect to representations and warranties that relate to a party's ability to complete the merger, any change, effect, event, occurrence, condition, development or state of facts that prevents the completion of the merger.

        In addition, the merger agreement provides that no material adverse effect or material adverse change will be deemed to have occurred, resulted or be reasonably expected to result with respect to msystems for purposes of the closing conditions to the merger, and SanDisk may not terminate the merger agreement due to a material adverse effect or material adverse change with respect to msystems, unless the applicable change, effect, event, occurrence, condition, development or state of facts relates to msystems and its subsidiaries and has resulted in or would reasonably be expected to result in aggregate liabilities, net of insurance coverage, to SanDisk or its subsidiaries (including the surviving company of the merger or its subsidiaries) relating to msystems and diminutions in the value of the surviving company of the merger (including its subsidiaries) adding to $450 million or more in the aggregate.

Waiver and Amendment of the Merger Agreement

        Subject to applicable law, the merger agreement may be amended at any time by execution of an instrument in writing signed by each of SanDisk and msystems.

        At any time prior to the effective time of the merger, either party may extend the time of performance, waive any inaccuracies in the representations and warranties of the other party or waive any compliance by the other party with any agreements or conditions in the merger agreement by a writing signed on behalf of the waiving party.

Termination of the Merger Agreement

        The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after approval by the shareholders of msystems, by either SanDisk or msystems if:

  •
  msystems and SanDisk mutually agree in writing;

  •
  the merger has not been consummated by March 30, 2007, which we refer to in this document as the end date, but the end date may be extended in certain circumstances, including if the only condition to closing that has not been satisfied or waived is the condition relating to antitrust approvals and waiting periods, in which event the end date will be extended until June 30, 2007; and

  •
  an injunction, judgment, order, decree, statute, law, ordinance, rule or regulation shall have been entered, enacted, promulgated, enforced or issued by any court or other governmental entity having the effects described in the third bullet point under "—Conditions to Completion of the Merger" and shall have become final and non-appealable; or

  •
  the required approval of msystems' shareholders has not been obtained at the special general meeting.

        In addition, the merger agreement may be terminated by msystems at any time prior to the effective time of the merger, whether before or after approval by msystems shareholders:

  •
  if there has been a breach of any representation, warranty, covenant or agreement made by SanDisk or Project Desert in the merger agreement, of a nature such that the conditions to closing relating to SanDisk's representations, warranties and covenants would not be satisfied (provided that if the breach is curable, msystems may not terminate for 30 days after providing written notice of the breach to SanDisk or Project Desert but may thereafter terminate the merger agreement if the breach is not cured within such period);

  •
  if a change, effect, event, occurrence, condition, development or state of facts having a material adverse effect has occurred after the date of the merger agreement with respect to SanDisk (provided that if the material adverse effect is curable, msystems may not terminate for 30 days after providing written notice of the material adverse effect to SanDisk but may thereafter terminate the merger agreement if the material adverse effect is not cured within such period); or

  •
  to enter into a binding definitive agreement providing for a superior proposal, but only if:

  •
  the msystems board of directors has determined in good faith after consultation with its outside legal counsel that entering into that agreement is required in order for it to comply with its fiduciary obligations to msystems' shareholders;

  •
  msystems has taken the actions required by the merger agreement with respect to that superior proposal described in the fourth bullet point under "—Board Recommendation";

  •
  immediately prior to or simultaneously with such termination, msystems pays SanDisk the termination fee; and

  •
  concurrently with termination, msystems enters into the definitive agreement providing for a superior proposal.

        In addition, the merger agreement may be terminated by SanDisk at any time prior to the effective time of the merger, whether before or after approval by msystems shareholders, if:

  •
  there has been a breach of any representation, warranty, covenant or agreement made by msystems in the merger agreement, of a nature such that the conditions to closing relating to msystems' representations, warranties and covenants would not be satisfied (provided that if the breach is curable, SanDisk may not terminate for 30 days after providing written notice of the breach to msystems but may thereafter terminate the merger agreement if the breach is not cured within such period);

  •
  a change, effect, event, occurrence, condition, development or state of facts having a material adverse effect has occurred after the date of the merger agreement with respect to msystems (provided that if the material adverse effect is curable, SanDisk may not terminate for 30 days after providing written notice of the material adverse effect to msystems but may thereafter terminate the merger agreement if the material adverse effect is not cured within such period); or

  •
  any of the following "triggering events" takes place:

  •
  the msystems board of directors or any committee of the board for any reason publicly withdraws or amends or modifies in a manner adverse to SanDisk its recommendation in favor of approval of the merger agreement or the merger;

  •
  msystems fails to include in this document the recommendation of the msystems board of directors in favor of the approval of the merger agreement or the merger;

  •
  the msystems board of directors or any committee of the board publicly approves or recommends any acquisition proposal;

  •
  msystems willfully and materially breaches the non-solicitation provisions of the merger agreement;

  •
  msystems enters into any letter of intent or similar document or any agreement, contract or commitment accepting any acquisition proposal; or

  •
  a tender or exchange offer relating to securities of msystems has been commenced by a person unaffiliated with SanDisk and msystems does not send to its security holders, within ten business days after the tender or exchange offer is first commenced and published, sent or given, a statement disclosing that msystems recommends rejection of the tender or exchange offer.

Termination Fee

        msystems has agreed to pay SanDisk a termination fee equal to $74 million if:

  •
  msystems terminates the merger agreement to enter into a binding definitive agreement for a superior proposal; or

  •
  SanDisk terminates the merger agreement as a result of a triggering event described under "—Termination of the Merger Agreement."

        msystems has also agreed to pay to SanDisk a termination fee equal to $74 million if:

  •
  the merger agreement is terminated due to a failure to consummate the merger before the end date (as it may be extended), a failure to obtain the required msystems shareholder approval, an intentional breach by msystems of its covenants or a knowing breach by msystems of its representations and warranties;

  •
  after the date of the merger agreement and prior to such termination, an acquisition proposal is communicated to the board of directors or executive officers of msystems or is publicly made directly to the shareholders of msystems; and

  •
  msystems or any of its subsidiaries enters into a definitive agreement (other than a confidentiality agreement) providing for an acquisition transaction or consummates an acquisition transaction within twelve months of that termination (changing the 15% and 85% amounts referred to in the definition of "acquisition transaction" above under "—No Solicitation of Acquisition Proposals by msystems" to 40% and 60%, respectively).

Investment in msystems Upon Termination

        SanDisk has agreed to acquire from msystems, at msystems' option and in its sole discretion, a number of msystems ordinary shares equal to up to 9.9% of the outstanding msystems ordinary shares if:

  •
  the merger agreement is terminated due to a failure of the merger to close by the end date or due to SanDisk's breach of its covenants relating to antitrust matters, and the only closing condition not satisfied is the condition relating to governmental restraints against the merger (to the extent it relates to antitrust matters) and antitrust approvals and waiting periods; or

  •
  the merger agreement is terminated due to a governmental restraint against the merger and the restraint at issue relates to antitrust laws.

        The per share purchase price for any shares purchased by SanDisk will be equal to the greater of $38.15 and the average closing price of one msystems ordinary share for the five consecutive trading days they have traded ending on and including the date of the relevant termination of the merger agreement as reported on the NASDAQ Global Market. SanDisk will be subject to a two year lock-up period and certain other restrictions with respect to any such msystems shares purchased. SanDisk has also agreed to a "standstill" pursuant to which it will not take certain actions, including acquiring voting securities of msystems, during the two-year lock-up period, subject to certain limitations.

Indemnification and Insurance

        SanDisk has agreed to indemnify, defend and hold harmless, to the fullest extent permitted by applicable law, and to provide advancement of expenses to, each person who is or at any time prior to the effective time of the merger was an officer or director of msystems or any of its subsidiaries against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any investigation (formal or informal), claim, proceeding or action that is based in whole or in part on, or arises in whole or in part out of, the fact that such person is or was a director or officer of msystems or any of its subsidiaries, and for any matter existing or occurring or any acts or omissions occurring at or prior to the effective time of the merger, in each case to the same extent those persons are entitled, as of the date of the merger agreement, to be indemnified, defended, held harmless or have the right to advancement of expenses by msystems or any of its subsidiaries pursuant to applicable law, msystems' articles of association and memorandum of association and indemnification agreements disclosed to SanDisk.

        SanDisk has agreed to allow msystems to acquire, or alternatively SanDisk has agreed to maintain in effect, officers' and directors' liability insurance for seven years after the effective time of the merger in an amount and scope no less favorable to the indemnified parties than msystems' current policy of officer's and directors' liability insurance, subject to certain limitations.

Cooperation

        SanDisk and msystems have agreed to use their reasonable best efforts to complete the transactions contemplated by the merger agreement, and to use their reasonable best efforts, which will include vigorous litigation on the merits and, in the case of SanDisk, agreeing to a reasonable and non-discriminatory licensing policy with respect to its and its subsidiaries' patents, to:

  •
  avoid or eliminate each and every impediment and obtain all consents under any applicable antitrust law to enable the parties to complete the merger as promptly as practicable or to avoid the entry of, or to effect the dissolution of or vacate or lift, any decree, order, ruling, judgment, injunction, temporary restraining order or other similar order that would otherwise have the effect of preventing or materially delaying the consummation of the merger and the other transactions contemplated by the merger agreement; and

  •
  ensure that no requirement for any non-action, consent or approval of any authority enforcing applicable antitrust laws, no decree, judgment, injunction, temporary restraining order or any other order in any suit or proceeding, and no other matter relating to any antitrust law, would preclude consummation of the merger by the end date.

        Neither SanDisk, msystems nor any of their subsidiaries will be required to, and msystems will not, without SanDisk's prior written consent agree to:

  •
  dispose of or transfer or cause any of its subsidiaries to dispose of or transfer any assets;

  •
  discontinue or cause any of its subsidiaries to discontinue offering any product or service;

  •
  subject to a reasonable and non-discriminatory licensing policy as described above, license or otherwise make available, or cause any of its subsidiaries to license or otherwise make available, to any person, any technology, software or other proprietary asset;

  •
  hold separate or cause any of its subsidiaries to hold separate any assets or operations; or

  •
  subject to a reasonable and non-discriminatory licensing policy as described above, make or cause any of its subsidiaries to make any commitment regarding its future operations or the future operations of any of its subsidiaries or that would affect its discretion in determining the terms of any contract or relationship with any person.

        SanDisk and msystems have also agreed to cooperate, for the purpose of minimizing the liability of msystems and its affiliates, in the defense and settlement or other resolution of any security holder suit or action against msystems and/or its affiliates relating to the transactions contemplated by the merger agreement, matters relating to msystems' stock option practices or msystems' restatement of its financial statements, and any suit, action, proceeding or investigation against msystems and/or its affiliates by any governmental entity with respect to matters relating to msystems' stock option practices or msystems' restatement of its financial statements. msystems has agreed (subject to certain exceptions) not to settle any such suit, action, proceeding or investigation without SanDisk's prior written consent, which consent may not be unreasonably withheld, conditioned or delayed.

OTHER MATERIAL AGREEMENTS RELATING TO THE MERGER

Voting Agreements

msystems Shares

        Contemporaneously with the execution and delivery of the merger agreement, Dov Moran, Aryeh Mergi, Ronit Maor, Dana Gross, Itsik Onfus, Yair Shoham, Hans Wagner, Yossi Ben Shalom, Zehava Simon and Yuval Neeman, who were the directors and executive officers of msystems as of the date of the merger agreement, entered into voting agreements with SanDisk. Approximately 8.3% of the outstanding msystems ordinary shares on the record date for the msystems special general meeting are subject to the voting agreements. The shares covered by the voting agreements are referred to in this document as the "subject msystems shares."

        The following is a summary description of the voting agreements. The form of voting agreement is attached as Annex D to this document, which is hereby incorporated into this document by reference.

Agreement to Vote and Proxy

        Each individual who entered into a voting agreement with SanDisk agreed to vote the subject msystems shares at the msystems special general meeting:

  •
  in favor of the merger and the merger agreement and approval of the terms thereof;

  •
  against any action or agreement that would compete with, or materially impede, or interfere with or that would reasonably be expected to discourage the merger or the other transactions contemplated by the merger agreement; or inhibit the timely consummation of the merger or the other transactions contemplated by the merger agreement; and

  •
  except for the merger contemplated by the merger agreement, against approval of any acquisition proposal or merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of material assets of msystems.

        These individuals also agreed to grant to SanDisk a proxy and appointed certain SanDisk officers as their proxy to vote the subject msystems shares on any of the foregoing matters at the msystems special general meeting.

Restrictions

        These individuals have agreed that they will not:

  •
  solicit, initiate, or take an action intended to encourage or induce the making, submission or announcement of any acquisition proposal;

  •
  take any action intended to, directly or indirectly, encourage, or initiate or cooperate in, a shareholders' vote or action by consent of msystems shareholders in opposition to or in competition with the consummation of the merger or the other transactions contemplated by the merger agreement; or

  •
  become a member of a group with respect to any voting securities of msystems for the purpose of opposing or competing with the consummation of the merger or the other transactions contemplated by the merger agreement.

        These individuals also agreed to certain restrictions on the transfer of their subject msystems shares.

        The foregoing restrictions shall not be construed to prevent or otherwise affect any action taken by any such individual in his or her capacity as a director and/or officer of msystems or any of its subsidiaries or from fulfilling his or her obligations as an officer of msystems, including the performance of obligations required by the fiduciary duties of such individual acting solely in his or her capacity as an officer or director of msystems.

Profit

        These individuals have also agreed to pay SanDisk 50% of the aggregate profit they receive for their subject msystems shares in any acquisition transaction with a person other than SanDisk if the merger agreement is terminated:

  •
  by either party due to a failure to close by the end date, by either party due to a failure of the msystems shareholders to approve the merger or by SanDisk due to an intentional breach of msystems' covenants or a knowing breach of msystems representations and warranties, and in each case a termination fee becomes payable pursuant to the merger agreement as described under "—Termination Fee"; or

  •
  by msystems to enter into a binding definitive agreement providing for a superior proposal or by SanDisk due to a triggering event, and in either case within 12 months msystems consummates an acquisition transaction with a person other than SanDisk.

        "Profit" means the excess of the current market value attributable to each msystems ordinary share in the alternative acquisition transaction over the product of (i) the closing sale price of SanDisk common stock on the date of termination of the merger agreement and (ii) the exchange ratio. Any such payment to SanDisk will be in the same form and the same proportion as the consideration received by the msystems shareholder in the acquisition transaction.

Lock-Up Agreement

        Concurrently with execution of the merger agreement, Mr. Moran entered into a Lock-Up Agreement with SanDisk pursuant to which he agreed not to sell the SanDisk shares he receives in the merger for a period ending on the earlier of two years after the completion of the merger or the time at which each of the chief executive officer and president of SanDisk are no longer employed by SanDisk, subject to the following exceptions:

  •
  he may sell 35% of the aggregate SanDisk shares he receives in the merger immediately;

  •
  he may sell an additional 30% of the aggregate SanDisk shares he receives in the merger after one year following completion of the merger; and

  •
  he may make certain transfers as gifts, assuming certain conditions are met.

Affiliate Agreements

        Concurrently with execution of the merger agreement, certain affiliates of msystems entered into affiliate agreements pursuant to which such affiliates agreed not to make any sale, transfer or other disposition of SanDisk securities that they receive as a result of the merger in violation of the Securities Act of 1933 and the rules and regulations under the Securities Act.

Consulting and Employment Agreements

        Concurrently with the execution of the merger agreement, SanDisk and Mr. Moran entered into an agreement pursuant to which he agreed to serve as a consultant to msystems for a period of six months after the closing of the merger. In addition, SanDisk and Ms. Maor entered into an agreement pursuant to which she agreed to remain employed by msystems for a period of six months after the closing of the merger. See "Interests of Certain Persons in the Merger—Consulting and Employment Agreements."

Non-Competition Agreement

        Concurrently with the execution of the merger agreement, Mr. Moran also entered into a non-competition agreement pursuant to which he agreed not to compete against the combined company in any business in which msystems engaged before the closing for a period of two years after his employment is terminated with msystems, which will occur at the closing of the transaction.

DESCRIPTION OF SANDISK CAPITAL STOCK

        The description of the material terms of SanDisk's capital stock is contained in the Registration Statement on Form 8-A filed by SanDisk with the SEC on September 8, 1995, and any subsequent updates are incorporated into this document by reference. As of October 3, 2006, there were 196,669,448 shares of SanDisk common stock outstanding.

Stockholder Rights Plan

        On September 15, 2003, SanDisk adopted a stockholders' rights plan and declared a dividend of one preferred share purchase right for each outstanding share of its common stock, $0.001 par value. The dividend was paid on September 25, 2003 to stockholders of record on that date. Under the rights plan, each right will entitle the registered holder to purchase from SanDisk one two-hundredths of a share of SanDisk's Series A Junior Participating Preferred Stock, $0.001 par value, referred to as the Preferred Shares, at a purchase price of $225.00 per one two-hundredths of a Preferred Share, subject to adjustment. A corresponding right will also attach to each share of SanDisk common stock issued to msystems shareholders in the merger. Because the rights may substantially dilute the stock ownership of a person attempting to take over SanDisk without the approval of SanDisk's board of directors, SanDisk's rights plan could make it more difficult for a third party to acquire SanDisk, or a significant portion of SanDisk's capital stock, without first negotiating with SanDisk's board of directors regarding the acquisition.

        The description of SanDisk's rights plan contained in the Registration Statement on Form 8-A filed with the SEC on September 25, 2003 and any subsequent updates are incorporated into this document by reference.

Transfer Agent and Registrar

        The transfer agent and registrar for SanDisk common stock is Computershare Investor Services, L.L.C.

COMPARISON OF STOCKHOLDER RIGHTS

        SanDisk is incorporated under the laws of the State of Delaware. msystems is incorporated under the laws of the State of Israel. If the merger is completed, msystems shareholders will exchange their msystems ordinary shares for SanDisk common stock (with a cash payment in lieu of fractional shares, if any), which trades on the NASDAQ Global Market. The following is a summary comparison of material differences between the rights of a SanDisk stockholder and an msystems shareholder arising from the differences between the laws of the State of Delaware and of the State of Israel and the governing documents of the respective companies.

        The following summary does not purport to be a complete statement of the rights of holders of SanDisk common stock under the applicable provisions of Delaware law and SanDisk's certificate of incorporation and bylaws, or the rights of holders of msystems ordinary shares under the applicable provisions of the Israeli Companies Law and msystems' memorandum of association and articles of association, or a complete description of the specific provisions referred to in this summary. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the laws of Delaware, the United States and Israel, SanDisk's certificate of incorporation and bylaws and msystems' memorandum of association and articles of association.

        Copies of the governing corporate documents of SanDisk and msystems are available, without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions under "Where You Can Find More Information."

Summary of Material Differences Between the Rights of SanDisk Stockholders and the Rights of msystems Shareholders

	SanDisk Stockholder Rights	msystems Shareholder Rights
Number of Directors	The Delaware General Corporation Law, or the DGCL, permits the certificate of incorporation or the bylaws of a corporation to contain provisions governing the number and terms of directors.

	SanDisk's bylaws provide that there shall be eight persons on the board of directors.	Under the Israeli Companies Law, a public company must have at least two statutory external directors. Under msystems' articles of association there must be at least three and not more than fourteen directors on the board of directors. msystems' board of directors currently consists of nine directors (including the two statutory external directors).
Election of Directors
Directors are elected at an annual meeting of stockholders at which a quorum is present by a plurality vote.

SanDisk's certificate of incorporation and bylaws provide that (provided a director candidate's name has been placed in nomination prior to voting and one or more stockholders has given notice at the meeting prior to voting of the stockholder's intent to cumulate the stockholder's votes) every stockholder entitled to vote shall have the right to cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the stockholder's shares are normally entitled or distribute the stockholder's votes on the same principle among as many director candidates as the stockholder sees fit. The director candidates receiving the highest number of votes of the shares entitled to vote for them (up to the number of directors to be elected by such shares) will be elected.
Directors are elected at an annual meeting of shareholders at which a quorum is present by a majority of the participating votes cast by holders of shares present or represented by proxy. The statutory external directors are elected by a qualified majority at a general meeting of shareholders. The votes cast in favor of the election of the statutory external directors must include at least one-third of the votes cast by shareholders who are not controlling shareholders of the company (not including abstentions). Alternatively, the election of the statutory external directors is also valid if the votes cast against the election of the statutory external directors by shareholders who are not controlling shareholders of the company do not exceed 1% of the company's total voting power.

Term and Classes of Directors	SanDisk's board of directors is not classified into more than one class. Each director serves until the next annual meeting and until his or her successor is elected and qualified.
msystems' board of directors is not classified into more than one class. Each director serves until the next annual meeting and until his or her successor is elected and qualified, except that pursuant to the Israeli Companies Law, statutory external directors are appointed for a term of three years, which may be extended for one additional term of three years. Pursuant to recently adopted regulations, statutory external directors of a NASDAQ-listed Israeli company may be reelected for additional periods of up to three years each (beyond the first two three-year periods), subject to certain conditions, including the disclosure of the reasons of the audit committee and board of directors for the proposed reelection for the additional period to the general meeting of shareholders prior to the shareholder vote on the proposed reelection.
Removal of Directors
The DGCL and SanDisk's bylaws provide that a director or directors may be removed, with or without cause, by the holders of a majority in voting power of the shares then entitled to vote on the election of directors.
Directors, other than the statutory external directors, may be removed from office only upon: (a) resignation, (b) the vote of the shareholders at a general meeting, (c) conviction of certain offenses, (d) court order, (e) bankruptcy, or (f) death. Statutory external directors may only be removed in accordance with the relevant provisions of the Israeli Companies Law.
Vacancies on the Board
Under the DGCL, unless otherwise provided in the certificate of incorporation or the bylaws, vacancies on a board of directors and newly created directorships resulting from an increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director. In addition, under the DGCL, if, at the time of the filling of any vacancy or newly created directorship, the directors in office constitute less than a majority of the whole board of directors (as constituted immediately before any such increase), the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent of the total number of outstanding shares entitled to vote for such directors, summarily order an election to fill any vacancy or newly created directorship, or replace the directors chosen by the directors then in office.
Subject to the limitation on the maximum number of directors, if any vacancies occur in msystems' board of directors, such vacancies may be filled by a vote of the remaining directors then in office, and the directors so elected will hold office until the next annual general meeting. Vacancies occurring when the number of directors becomes less than the minimum number of directors may be filled by the board of directors.

The bylaws of SanDisk provide that vacancies on the board of directors created by an increase in the number of directors will be filled by a majority vote of the directors then remaining in office. A director removed for cause by the stockholders will be filled by the stockholders. Any successor elected to fill a vacancy will serve until the end of the term held by his or her predecessor.
Board Quorum and Vote Requirements
At any meeting of SanDisk's board of directors, the presence of a majority of the entire board of directors constitutes a quorum for the transaction of business. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors.
The quorum required for a session of msystems' board of directors is the majority of the members of the board then serving in office. Except as otherwise required by the Israeli Companies Law or msystems' articles of association, a resolution is adopted if approved by a majority of the directors present at any meeting at which a quorum is present.
Action of the Board of Directors Without a Meeting
	Any action required or permitted to be taken at a meeting of SanDisk's board of directors may be taken without a meeting if a consent in writing, setting forth the action to be taken and signed by all of the directors is filed in the minutes of the proceedings of SanDisk's board of directors.	Actions required or permitted to be taken at a meeting of msystems' board of directors may be taken without a meeting, if all members of the board of directors that are entitled to vote on the applicable matter consent thereto.

Approval of Certain Transactions and Matters
Under the DGCL, a merger, consolidation or sale of all or substantially all of a corporation's assets must be approved by the board of directors and adopted by a majority of the outstanding shares of the corporation entitled to vote, subject to certain exceptions for mergers with wholly-owned subsidiaries of a corporation or a sale, lease or exchange of property to a corporation's subsidiary. However, unless required by its certificate of incorporation, approval is not required by the holders of the outstanding shares of a constituent corporation surviving a merger if:
Subject to certain exceptions, the Israeli Companies Law provides that the approval of the board of directors, as well as the affirmative vote of a majority of the shares participating in the general meeting, is required to authorize a statutory merger, with certain exceptions. However, msystems' articles of association require approval of a merger or acquisition by a vote of holders of 75% of msystems' voting power, present and voting (not including abstentions) at a shareholders meeting called to approve the merger or acquisition.
	•	the merger agreement does not amend in any respect its certificate of incorporation;
	•	each share of the corporation outstanding prior to the merger will be an identical share following the merger; and
	•	the merger will not result in the issuance of shares exceeding 20 percent of the common shares of the corporation outstanding immediately prior to the merger.
Shareholder Meetings
The DGCL provides that, unless directors are elected by written consent in lieu of an annual meeting, an annual meeting of stockholders will be held for the election of directors on a date and at a time designated by or in the manner provided in the bylaws of the corporation. Any other proper business may also be transacted at the annual meeting. The DGCL also generally requires notices of annual meetings to be sent to all stockholders of record entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting.

The DGCL also provides that if, for a period of 30 days after the date designated by the bylaws for the annual meeting of stockholders, or, if no date has been designated, for a period of 13 months after the latest to occur of the organization of the corporation, its last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, there is a failure to hold an annual meeting or to take action by written consent to elect directors in lieu of an annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

The bylaws of SanDisk provide that an annual meeting of the stockholders for the election of directors and for the transaction of such other business will be held at such date, time and place as may be designated by the board of directors from time to time.

The DGCL provides that a special meeting of stockholders may be called by the board of directors or by any persons authorized in the certificate of incorporation or bylaws of the corporation. The notice to stockholders of the meeting must include the purpose or purposes for which the meeting is called.
The certificate of incorporation and bylaws of SanDisk provide that special meetings of the stockholders may be called by the chief executive officer or the chairman and the chief executive officer or chairman will call a meeting if requested by a majority of the board of directors or if requested by stockholders owning a majority of the entire capital stock of SanDisk issued and outstanding and entitled to vote. Written notice of a special meeting must be delivered to all stockholders entitled to vote not less than ten days and not more than 60 days before the date of the meeting, and shall specify the purpose of the meeting.
The annual meeting of msystems' shareholders is held at such date and time as determined by the board of directors, but no later than fifteen months after the last annual meeting.

Under the Israeli Companies Law and msystems' articles of association, special general meetings of msystems' shareholders may be called by the board of directors or at the request of (a) two directors, (b) one-quarter of the directors in office, (c) shareholder(s) holding at least five percent of the outstanding shares of msystems and at least one percent of msystems' voting rights, or (d) shareholder(s) holding at least five percent of msystems' voting rights. Notice of the special general meeting stating the agenda and proposed resolutions must be delivered to shareholders of record and published at least 21 days prior to the meeting. Pursuant to a recent amendment to the Companies Regulations (Notice of General Meeting and Class Meeting in a Public Company), 5760-2000, in the event that the agenda for the meeting includes certain proposed resolutions (for example, the appointment or dismissal of directors, the approval of a merger or transactions with a controlling shareholder), notice of the meeting must be published at least 35 days prior to the meeting. The chairman of a shareholders' meeting is, generally, the chairman of the board of directors. Any business to be conducted at a meeting of the shareholders must be specifically identified in the notice of the meeting.

In addition, subject to the Israeli Companies Law, msystems' board of directors may include a subject requested to be included in the agenda of a general meeting only if the request has been delivered to the secretary of msystems not later than sixty (60) days and not more than one hundred and twenty (120) days prior to the general meeting in which the subject is to be considered. Each such request is also required to set forth other information relating to the shareholder making the request, the shareholder's interest in the matter or relationship with the person that is the subject of the request and any other information reasonably requested by the board of directors.

Quorum Requirements
The DGCL provides that except as otherwise required by law or the certificate of incorporation or the bylaws, a majority of the outstanding shares entitled to vote, present in person or represented by proxy, shall constitute a quorum.
The presence in person or by proxy of two or more shareholders who jointly hold 25% or more of msystems' voting rights at a shareholders meeting constitutes a quorum for the transaction of business at such meeting. If no quorum is present within half an hour after the time set for the meeting, whether an annual or special general meeting, the meeting shall be adjourned to one week from that date, or to a later date, if such date is specified in the notice for the meeting. At such adjourned meeting any two shareholders shall constitute a quorum.

Action of Shareholders by Written Consent
	The DGCL provides that, unless otherwise provided in the certificate of incorporation of the corporation, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a written consent or consents setting forth the action taken is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote upon such action were present and voted.	The Israeli Companies Law does not provide for an action of shareholders of a public company by written consent in lieu of a meeting.

The bylaws of SanDisk allow the stockholders to take action by written consent. Prompt notice of the taking of any action by less than unanimous written consent must be given to those stockholders who have not consented in writing.
Amendment of Certificate of Incorporation, Memorandum of Association
Under the DGCL, after a corporation has received payment for its capital stock, a proposed amendment to the certificate of incorporation requires the adoption by the board of directors of a resolution setting forth the amendment proposed and a declaration of the amendment's advisability and either calling a special meeting of stockholders entitled to vote in respect of the amendment for the consideration of the amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. Unless the certificate of incorporation requires a greater vote, generally, an affirmative vote of a majority of the voting power of the outstanding shares entitled to vote and a majority of the voting power of the outstanding shares of each class entitled to vote as a class on the amendment is needed for adoption of the amendment.
msystems' memorandum of association principally sets forth the company's objectives. An amendment to the memorandum generally may be effected by the affirmative vote of the holders of 75% of the voting power represented at the meeting.

The certificate of incorporation of SanDisk provides that SanDisk reserves the right to amend, alter, change or repeal the certificate of incorporation as permitted by the DGCL.
Amendment of Bylaws, Articles of Association
Under the DGCL, the power to adopt, alter and repeal bylaws is vested in the stockholders, except to the extent that a corporation's certificate of incorporation rests concurrent power in the board of directors.

The certificate of incorporation of SanDisk provides that the board of directors is expressly authorized to make, repeal, alter, amend and rescind the bylaws of the corporation. SanDisk's stockholders may also amend the bylaws at any regular or special meeting of the stockholders if notice of such amendment is contained in the notice of such meeting.
Under the Israeli Companies Law, the articles of association set forth substantially all of the provisions that under Delaware law are split between the certificate of incorporation and the bylaws of a company.

Other than as specifically provided in the Israeli Companies Law and other than with respect to an amendment of the provisions of msystems' articles of association relating to the approval of a merger or acquisition (which requires the same majority as is necessary for approval of a merger or acquisition under the articles of association), an amendment to msystems' articles of association requires approval by the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon.
Indemnification and Insurance of Directors, Officers and Employees
The DGCL provides that, subject to certain limitations in the case of suits by the corporation and derivative suits brought by a corporation's stockholders in the right of the corporation, a corporation may indemnify any person who is made a party to any third-party suit or proceeding by reason of being or having been a director or officer of the corporation against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, if the person:

Under the Israeli Companies Law a company may undertake in advance to indemnify an officeholder (as this term is defined in the Israeli Companies Law, which includes directors and certain officers), provided that the undertaking is limited to types of events which the board of directors deems to be foreseeable at the time of the undertaking and limited to an amount determined by the board of directors to be reasonable under the circumstances.

• acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; and

	• with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.	msystems' articles of association provides that, subject to the Israeli Companies Law, msystems is entitled to agree in advance or retroactively to indemnify any officeholder, as a result of a liability or an expense imposed on him or her or expended by him or her as a result of any action which was

To the extent a director, officer, employee or agent is successful in the defense of an action, suit or proceeding, the corporation is required by the DGCL to indemnify that person for expenses, including attorneys' fees, actually and reasonably incurred thereby.
performed by the officeholder in his or her capacity as an officeholder of msystems, in respect of any of the following:

(a) financial liability imposed upon the officeholder in favor of another person pursuant to a judgment, including a settlement, or an arbitrator's award approved by a court;
The certificate of incorporation and the bylaws of SanDisk provide for indemnification of officers and directors as permitted by the DGCL.
(b) reasonable litigation expenses, including attorney's fees, expended by the officeholder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding is concluded without the filing of an indictment against him or her and either (i) without the imposition of any financial liability in lieu of criminal proceedings, or (ii) with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

(c) reasonable litigation expenses, including legal fees paid by an officer or which he or she was required to pay by a court, in a proceeding filed against him or her by the Company or on its behalf or by another person, or in criminal charges from which he or she was acquitted, or in criminal charges in which he or she was convicted of an offense which does not require proof of criminal intent.

msystems' articles of association further provides that subject to the Israeli Companies Law, msystems may purchase insurance to cover the liability of any officeholder as a result of any of the following: (a) breach of the duty of care towards the company or towards any other person; (b) breach of fiduciary duty towards the company, provided that the officer acted in good faith and had reasonable grounds to assume that the act would not prejudice the company's interests; and (c) financial liability which shall be imposed upon him or her in favor of another person.

The Israeli Companies Law provides that a company may not indemnify an officeholder, nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following: (a) a breach by the officeholder of his or her duty of loyalty unless the officeholder acted in good faith and had a reasonable basis to believe that the act would not cause the company harm; (b) a breach by the officeholder of his or her duty of care if such breach was intentional or reckless; (c) any act or omission with the intent to derive an illegal personal gain; or (d) a fine or monetary settlement imposed upon the officeholder.

Pursuant to the Israeli Companies Law, indemnification of, exculpation of and procurement of insurance coverage for, officeholders in a public company must be approved by the audit committee, the board of directors and, if the officeholder is a director or a controlling shareholder, also by the company's shareholders.

Conflict of Interest; Fiduciary Duty
The certificate of incorporation provides that a director of SanDisk shall not be personally liable to SanDisk or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) as prohibited by DGCL, or (iv) for any transaction from which the director derived any improper personal benefit.
The Israeli Companies Law provides that an officeholder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty requires avoiding any conflict of interest, not competing with the company, not exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and revealing to the company any information or documents relating to the company's affairs which the officeholder has received due to his position as an officeholder.

Under the Israeli Companies Law, compensation of officeholders who are not directors requires approval of the board of directors or of a committee designated by the board of directors. Compensation of directors requires the approval of the audit committee, the board of directors and the company's shareholders.

The Israeli Companies Law requires that an officeholder promptly disclose any "personal interest" that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction of the company. In the case of a transaction with an officeholder or with another person in which an officeholder has a "personal interest" which is not an extraordinary transaction, subject to the officeholder's disclosure of his or her interest, board approval is sufficient for the approval of the transaction. The transaction must not be adverse to the company's interest. If the transaction is an extraordinary transaction (a transaction not in the ordinary course, which is not on market terms, or that is likely to have a material impact on the company's profitability, properties or obligations), it must be approved by the audit committee and the board of directors. Generally, an officeholder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at the meeting or vote thereon.
Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and the other shareholders and refrain from abusing his or her power in the company.
Business Combinations; Interested Shareholder Transactions; Anti-Takeover Effects
The DGCL contains a business combination statute that prohibits some transactions once an acquirer has gained a significant holding in the corporation. The DGCL generally prohibits business combinations, including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder (defined as including the beneficial owner of 15 percent or more of a corporation's voting shares), within three years after the person or entity becomes an interested stockholder, unless:
Under the Israeli Companies Law, the acquisition of stock in a public company such as msystems whereby the acquiring person would obtain a controlling interest (an interest of 25% or more) is not permitted if the company does not already have a shareholder that has a controlling interest, and an acquisition whereby the acquiring shareholder would thereafter hold more than 45% of the voting rights in the company is not permitted if there is no other 45% shareholder in the company, in each case except by way of a tender offer in accordance with the provisions of the

	•	the board of directors has approved, before the acquisition date, either the business combination or the transaction that resulted in the person becoming an interested stockholder;	applicable section of the Israeli Companies Law (referred to as special tender offer). These anti-takeover limitations do not apply to a purchase of shares by way of a "private placement" in certain circumstances
•	upon completion of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85 percent of the corporation's voting shares, excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer; or	provided under the Israeli Companies Law. See also the portion of this comparison entitled "Approval of Certain Transactions and Matters."

The Israeli Companies Law provides that an extraordinary transaction of a public company with a controlling shareholder thereof (in general defined as a person who has the ability, directly or indirectly, to direct the activities of the company, including, without limitation, the holding of more than
	•	after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized by the vote of at least 66 2/3 percent of the outstanding voting shares not owned by the interested stockholder at an annual or special meeting of stockholders and not by written consent.	25% of the voting power) or of a public company with another entity in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, requires approval of such company's audit committee, board of directors and a majority of the shareholders voting on the matter that must include (i) at least one-third of the votes of shareholders who have no personal interest in the matter, participating at the meeting; or (ii) the total number of objecting votes of such shareholders mentioned in subsection (i) above, do not exceed 1% of the total voting rights in the company.
Dissenters' or Appraisal Rights
The DGCL provides to stockholders who dissent from a merger or consolidation of the corporation the right to demand and receive payment of the fair value of their shares as appraised by the Delaware Chancery Court. However, stockholders do not have appraisal rights if they are holders of shares of the constituent corporation surviving a merger if the merger did not require approval of the stockholders of the surviving corporation, or if the shares they hold, at the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon the merger or consolidation, or on the record date with respect to action by written consent, are:
The Israeli Companies Law does not provide for shareholders' appraisal rights except for the appraisal by a court under limited circumstances in connection with the acquisition by means of a tender offer for all of the shares of a publicly traded company.

•	listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or
•	held of record by more than 2,000 stockholders.
Those stockholders, however, will have appraisal rights if the merger agreement requires that they receive for their shares anything other than:
•	shares of the surviving corporation;
•
shares of another corporation which is either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders;
•	cash in lieu of fractional shares; or
•	some combination of the above.

SanDisk's common stock is listed on the NASDAQ Global Market. Accordingly, depending on the consideration to be paid in any transaction, the holders of SanDisk shares may not be entitled to appraisal rights in connection with mergers or consolidations involving SanDisk if SanDisk is not the surviving corporation.

WHERE YOU CAN FIND MORE INFORMATION

        SanDisk files annual, quarterly and current reports, proxy statements and other information with the SEC. msystems files annual reports with the SEC and furnishes current reports and other information to the SEC. You may read and copy materials that SanDisk and msystems have filed with the SEC at the following SEC public reference room:

100 F Street, N.E.
Washington, D.C. 20549

        Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

        SanDisk's and msystems' SEC filings are also available for free to the public on the SEC's Internet website at www.sec.gov, which contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC. In addition, SanDisk's SEC filings are also available for free to the public on SanDisk's website, www.SanDisk.com, and msystems' filings with the SEC are also available for free to the public on msystems' website, www.msystems.com. Information contained on SanDisk's website and msystems' website is not incorporated by reference into this document, and you should not consider information contained on those websites as part of this document.

        SanDisk incorporates by reference into this document the documents listed below, and any filings SanDisk makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document until the date of the msystems special general meeting and any adjournment thereof shall be deemed to be incorporated by reference into this document. The information incorporated by reference is an important part of this document. Any statement in a document incorporated by reference into this document will be deemed to be modified or superseded for purposes of this document to the extent a statement contained in this or any other subsequently filed document that is incorporated by reference into this document modifies or supersedes such statement. Any statement so modified or superseded will be not deemed, except as so modified or superseded, to constitute a part of this document.

SanDisk SEC Filings Commission file number 000-26734	Period
Quarterly Report on Form 10-Q	Quarter Ended July 2, 2006 (filed on August 10, 2006); and Quarter Ended April 2, 2006 (filed on May 8, 2006)
Proxy Statement on Schedule 14A	SanDisk's 2006 Annual Meeting of Stockholders (filed on April 12, 2006)
Annual Report on Form 10-K	Year Ended January 1, 2006 (filed on March 15, 2006) and Amendment to Annual Report for the Year Ended January 1, 2006 (filed on April 14, 2006)
Registration Statements on Form 8-A	Filed September 8, 1995, May 16, 1997 (8-A/A) and September 25, 2003
Current Reports on Form 8-K	Filed March 27, 2006, April 10, 2006, April 20, 2006, May 3, 2006, May 9, 2006, May 15, 2006, June 1, 2006, June 26, 2006, July 12, 2006, July 24, 2006, July 31, 2006, August 1, 2006 (8-K/A), August 2, 2006 and September 27, 2006

        SanDisk has supplied all information contained or incorporated by reference into this document relating to SanDisk and its affiliates.

        You can obtain a copy of any document incorporated by reference into this document except for the exhibits to those documents from SanDisk. You may also obtain these documents from the SEC or through the SEC's website described above. Documents incorporated by reference are available from SanDisk without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit into this document. You may obtain documents incorporated by reference into this document by requesting them in writing or by telephone from SanDisk at the following address and telephone number:

SanDisk Corporation
601 McCarthy Blvd.
Milpitas, CA 95035
Attention: Investor Relations
Telephone: +1-408-801-0585

        If you would like to request documents, please do so by October 25, 2006, to receive them before the msystems special general meeting. If you request any of these documents from SanDisk, SanDisk will mail them to you by first-class mail, or similar means.

        msystems incorporates by reference into this document the documents listed below, and any filings msystems makes with the SEC under Section 13(a) or 15(d) of the Exchange Act after the date of this document until the date of the msystems special general meeting and any adjournment thereof shall be deemed to be incorporated by reference into this document and certain reports on Form 6-K furnished by msystems after the date of this document until the date of the msystems special general meeting, which msystems identifies in such forms as being incorporated by reference into this document, are also incorporated by reference. The information incorporated by reference is an important part of this document. Any statement in a document incorporated by reference into this document will be deemed to be modified or superseded for purposes of this document to the extent a statement contained in this or any other subsequently filed document that is incorporated by reference into this document modifies or supersedes such statement. Any statement so modified or superseded will be not deemed, except as so modified or superseded, to constitute a part of this document.

msystems documents Filed with or Furnished to the SEC Commission file number 0-50544	Period
Annual Report on Form 20-F	Year Ended December 31, 2005 (filed on July 17, 2006)
Reports of Foreign Private Issuers on Form 6-K	Dated July 17, 2006, July 24, 2006, July 25, 2006 (6-K/A), July 31, 2006, August 2, 2006, August 7, 2006, August 10, 2006, August 31, 2006, September 7, 2006, September 12, 2006, September 19, 2006 and September 22, 2006 (6-K/A)

        msystems has supplied all information contained or incorporated by reference into this document relating to msystems and its affiliates.

        You can obtain a copy of any document incorporated by reference into this document except for the exhibits to those documents from msystems. You may also obtain these documents from the SEC or through the SEC's website described above. Documents incorporated by reference are available from msystems without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit into this document. You may obtain documents incorporated by reference into this document by requesting them in writing or by telephone from msystems at the following address and telephone number:

msystems Ltd.
7 Atir Yeda St.
Kfar Saba, Israel 44425
Attention: Investor Relations
Telephone: +972 9-764-5000

        If you would like to request documents, please do so by October 25, 2006, to receive them before the msystems special general meeting. If you request any of these documents from msystems, msystems will mail them to you by first-class mail, or similar means.

        You also may obtain documents incorporated by reference into this document by requesting them in writing or by telephone from Innisfree M&A Incorporated and its wholly owned UK subsidiary, Lake Isle M&A Incorporated, the proxy solicitor for the merger, at the following address and telephone numbers:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022

(888) 750-5834 (toll-free from the U.S. and Canada)
or
00800 7710 9971 (toll-free from Europe and Israel)

Banks and Brokers Call Collect:
(212) 750-5833 (New York)
or
+44 (0)20 7710 9960 (London)

        You should not send in your msystems share certificates until you receive the transmittal materials from the exchange agent.

        You should rely only on the information contained or incorporated by reference in this document. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated October 4, 2006. You should not assume that the information contained in this document is accurate as of any date other than that date (or as of an earlier date if so indicated in this document). Neither the mailing of this document to msystems shareholders nor the issuance of SanDisk shares in the merger creates any implication to the contrary.

ITEMS 2 THROUGH 5: PROPOSALS TO APPROVE COMPENSATION TO CERTAIN DIRECTORS OF MSYSTEMS

        msystems relies on the services of its directors for its continued success. Certain directors have provided additional services to msystems in special capacities, for which msystems proposes to compensate them. In recognition of the important contribution of these directors to msystems, the audit committee and board of directors of msystems have approved, subject to the approval of msystems' shareholders, the payment of compensation and the grant of options to these directors, as described below.

        Under the Israeli Companies Law, the payment of compensation, including the grant of any stock option, to directors requires the approval of the shareholders of the company, in addition to the approval of the company's audit committee, followed by the approval of the company's board of directors.

        msystems' audit committee and its board of directors resolved, subject to the approval of msystems' shareholders, which is being sought at the special general meeting, that the following resolutions be adopted:

            (i)  RESOLVED, that the payment to Mr. Gurion Meltzer, chairman of the board of directors of msystems since September 2006, of compensation in the amount of US$10,000 per month, in consideration for his services as chairman of the board, be, and the same hereby is, approved;

           (ii)  RESOLVED, that the payment to Mr. Yossi Ben-Shalom, a member of the board of directors of msystems who has been providing consulting services to msystems since October 2005, of cash compensation in the amount of NIS 12,500 per month for such services, be, and the same hereby is, approved;

          (iii)  RESOLVED, that the grant to Mr. Ben-Shalom, as additional compensation for the consulting services provided by him to msystems, of options to purchase 10,000 ordinary shares of msystems on such terms as determined by the board of directors (including an exercise price based on the closing price of msystems ordinary shares at the time of shareholder approval) and such other terms and conditions as are set forth in the msystems option plan, be, and the same hereby is, approved; and

          (iv)  RESOLVED, that the payment to Ms. Zehava Simon, a member of the board of directors of msystems who also serves as chairman of the special committee appointed by the board of directors to review historical option grants, of compensation in the amount of US$30,000 in consideration of the extensive time demanded of her in the performance of such services, be, and the same hereby is, approved.

        Each of the resolutions listed above shall be deemed adopted if approved by the holders of a majority of the voting power represented at the special general meeting, in person or by proxy, and voting thereon.

        The board of directors recommends a vote FOR approval of the proposed compensation to directors described above. No individual director participated in the discussion or vote of the board of directors regarding the payment of compensation to such director.

msystems Ltd.

This proxy is solicited on behalf of the board of directors of msystems Ltd. for the extraordinary general meeting of shareholders of msystems Ltd. scheduled to be held on November 8, 2006

        The undersigned shareholder of msystems Ltd. (the "Company") hereby:

  •
  acknowledges receipt of the proxy statement of the Company for the extraordinary general meeting of shareholders of the Company (the "Proxy Statement"); and

  •
  appoints Dov Moran and Donna Gershowitz, and each of them, as agents and proxies, each with full power of substitution and revocation, to represent the undersigned at the extraordinary general meeting of shareholders of the Company scheduled to be held at the principal executive offices of the Company located at 7 Atir Yeda Street, Kfar Saba 44425, Israel on November 8, 2006 at 10:00 a.m. Israel time, and at any adjournment or postponement thereof (the "Special Meeting"), with full power and authority to vote in accordance herewith all shares held or owned by the undersigned on all matters which may come before the Special Meeting, including the matters described in the Proxy Statement (and in the event that any other matter may properly come before the Special Meeting, the proxies are each authorized to vote such matter in his or her discretion, including to adjourn or postpone the Special Meeting); and

  •
  revokes any and all proxies previously given.

        The shares represented by this proxy card shall be voted in accordance with the instructions of the undersigned indicated herein if the card is signed and returned as described herein. If this card is signed and returned without instructions, the undersigned's shares shall be voted in favor of each of Proposals 1, 2, 3, 4 and 5. In either case, each of the proxies is authorized to vote the undersigned's shares in his or her discretion on any other matter that may properly come before the Special Meeting.

        It is important that your shares are represented at the Special Meeting. If you do not sign and return a proxy card or attend the meeting and vote by ballot, your shares will not be voted. If you are voting by proxy card, please complete and sign the other side of this card and mail it in the enclosed envelope as soon as possible.

(continued, and to be dated and signed, on the reverse side)

Please mark your instructions as indicated in this example: ☒

Your board of directors recommends a vote FOR each of Proposals 1, 2, 3, 4 and 5.
If you do not specify a choice for a Proposal, your shares will be voted FOR that Proposal.

1. Approval of the Agreement and Plan of Merger, dated as of July 30, 2006, among msystems Ltd., SanDisk Corporation and Project Desert Ltd. and approval of the merger of Project Desert into msystems under the provisions of the Israeli Companies Law, so that msystems will become a wholly owned subsidiary of SanDisk	FOR ☐	AGAINST ☐	ABSTAIN ☐

2. Approval of the payment to Mr. Gurion Meltzer, chairman of the board of directors of msystems since September 2006, of compensation in the amount of US$10,000 per month, in consideration for his services as chairman of the board	FOR ☐	AGAINST ☐	ABSTAIN ☐

3. Approval of the payment to Mr. Yossi Ben-Shalom, a member of the board of directors of msystems who has been providing consulting services to msystems since October 2005, of compensation in the amount of NIS 12,500 per month	FOR ☐	AGAINST ☐	ABSTAIN ☐
4. Approval of the grant to Mr. Yossi Ben-Shalom, as additional compensation for the consulting services provided by him to msystems, of options to purchase 10,000 ordinary shares of msystems	FOR ☐	AGAINST ☐	ABSTAIN ☐

5. Approval of the payment to Ms. Zehava Simon, a member of the board of directors of msystems who also serves as chairman of the special committee appointed by the board of directors to review historical option grants, of compensation in the amount of US$30,000 for such services	FOR ☐	AGAINST ☐	ABSTAIN ☐

In their discretion, the proxies are authorized to vote upon such other business as may be presented to the Special Meeting and at any adjournment or postponement thereof.

Dated: , 2006
(Signature)
(Signature if held jointly)

Please sign exactly as the shareholder's name appears hereon. If acting as attorney, executor, administrator, trustee, guardian, etc., please also give full title as such. If the shareholder is a corporation, this card should be signed by a duly authorized officer under the corporation's full name (please indicate the officer's title). If shares are held jointly, each shareholder should sign.

IF YOU NEED ASSISTANCE WITH THIS PROXY CARD, PLEASE CALL INNISFREE M&A INCORPORATED AT THE TELEPHONE NUMBERS LISTED IN THE PROXY STATEMENT

QuickLinks

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 8, 2006
Sources of Additional Information
TABLE OF CONTENTS
ITEM 1: PROPOSAL TO APPROVE THE MERGER AGREEMENT AND THE MERGER
QUESTIONS AND ANSWERS ABOUT THE MERGER
SUMMARY
The Companies
msystems' Reasons for the Merger; Recommendation of the msystems Board of Directors
Opinion of msystems' Financial Advisor
Interests of Certain Persons; Share Ownership of msystems Directors and Officers
Ownership of SanDisk Following the Merger
The Merger Agreement
Regulatory Approvals
Material U.S. Federal and Israeli Income Tax Consequences
Risk Factors
Voting Agreements
SANDISK SELECTED FINANCIAL DATA
MSYSTEMS SELECTED FINANCIAL DATA
COMPARATIVE PER SHARE MARKET PRICE DATA
DIVIDEND DATA
RISK FACTORS
Risks Related to the Proposed Merger
Other Risks Related to SanDisk
Other Risks Related to msystems
CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS
INFORMATION ABOUT THE MSYSTEMS SPECIAL GENERAL MEETING
General; Date; Time and Place
Purpose of the Special General Meeting
Record Date; Voting Power
Recommendation of the Board of Directors of msystems Concerning the Merger
Method of Voting; Stock Entitled to Vote; Quorum
Adjournment and Postponement
Required Vote for the Merger Proposal
Share Ownership of msystems Directors and Executive Officers
How to Vote
Attending the msystems Special General Meeting
Contact for Questions and Assistance in Voting
Other Matters
THE COMPANIES
msystems
SanDisk
THE MERGER
General
Structure of the Merger
Merger Consideration
Schedule of Important Dates
Background of the Merger
msystems' Reasons for the Merger; Recommendation of the msystems Board of Directors
Opinion of msystems' Financial Advisor
Material U.S. Federal and Israeli Income Tax Consequences
Accounting Treatment of the Merger
Regulatory Matters
Federal Securities Laws Consequences
NASDAQ Listing
No Dissenters' or Appraisal Rights
Litigation Relating to the Merger
SHARE OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS OF MSYSTEMS
INTERESTS OF CERTAIN PERSONS IN THE MERGER
Ordinary Shares
Consulting and Employment Agreements
Cash Payments
msystems Share Options
Employee Benefits
Voting Agreements
Indemnification and Insurance
THE MERGER AGREEMENT
Structure of the Merger
Completion and Effectiveness of the Merger
Conversion of msystems Ordinary Shares in the Merger
Exchange Procedures
Fractional Shares
Transfer of Ownership and Lost Stock Certificates
msystems' Representations and Warranties
SanDisk's and Project Desert's Representations and Warranties
msystems' Conduct of Business Before Completion of the Merger
SanDisk's Conduct of Business Before Completion of the Merger
Court Approval
No Solicitation of Acquisition Proposals by msystems
Board Recommendation
Effect on msystems Share Options
Employee Benefits
Conditions to Completion of the Merger
Determination of Material Adverse Effect
Waiver and Amendment of the Merger Agreement
Termination of the Merger Agreement
Termination Fee
Investment in msystems Upon Termination
Indemnification and Insurance
Cooperation
OTHER MATERIAL AGREEMENTS RELATING TO THE MERGER
Voting Agreements
Lock-Up Agreement
Affiliate Agreements
Consulting and Employment Agreements
Non-Competition Agreement
DESCRIPTION OF SANDISK CAPITAL STOCK
Stockholder Rights Plan
Transfer Agent and Registrar
COMPARISON OF STOCKHOLDER RIGHTS
Summary of Material Differences Between the Rights of SanDisk Stockholders and the Rights of msystems Shareholders
WHERE YOU CAN FIND MORE INFORMATION
ITEMS 2 THROUGH 5: PROPOSALS TO APPROVE COMPENSATION TO CERTAIN DIRECTORS OF MSYSTEMS
Your board of directors recommends a vote FOR each of Proposals 1, 2, 3, 4 and 5. If you do not specify a choice for a Proposal, your shares will be voted FOR that Proposal.